                                                  FILED PURSUANT TO RULE 424(b)2
                                                  RS No. 333-21583


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 11, 1997)

                          AMERICAN REALTY TRUST, INC.

                             PROSPECTUS SUPPLEMENT

                                 400,000 SHARES
                SERIES F CUMULATIVE CONVERTIBLE PREFERRED STOCK

    This Prospectus Supplement relates to shares of Series F Cumulative Convertible Preferred Stock having a par value of $2.00 per share ("ART Preferred Shares"), of American Realty Trust, Inc., a Georgia corporation ("ART"), that will be issued to HTDC, Inc., a Colorado corporation ("HTDC") pursuant to an Agreement of Sale and Purchase, dated as of August 15, 1997 (the "Purchase Agreement"), by and among ART, HTDC, DDC One Properties, Ltd., a Colorado limited partnership ("DDC"), and Interplaza Retail Limited Liability Company, a Colorado limited liability company ("Interplaza" and, collectively with DDC, the "Sellers"). The Purchase Agreement provides for the purchase by ART of all right and interest of the Sellers in certain real, personal and other intangible property consisting principally of three parcels of land and all improvements thereon owned by the Sellers and located in Denver, Colorado (all such assets to be acquired by ART, collectively, the "Assets", and the sale and purchase of the Assets, the "Asset Purchase"). In consideration for selling the Assets to ART, ART will issue to HTDC, which is a wholly-owned subsidiary of Interplaza, 400,000 ART Preferred Shares with a stated liquidation value of $10.00 per share (the "Liquidation Value"), and the Sellers will receive certain other consideration. This Prospectus Supplement is being furnished to the Sellers and HTDC in connection with the Asset Purchase.

    ART has filed a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering up to 12,500,000 shares of preferred stock of ART, including the 400,000 ART Preferred Shares issuable in connection with the Asset Purchase. This Prospectus Supplement supplements the Prospectus of ART filed as part of the Registration Statement with respect to the ART Preferred Shares to be issued in connection with the Asset Purchase.

    SEE "RISK FACTORS" ON PAGE S-5 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY THE SELLERS IN CONNECTION WITH AN INVESTMENT IN THE ART PREFERRED SHARES.

                           -----------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -----------------------


     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
          ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
                        TO THE CONTRARY IS UNLAWFUL.

                           -----------------------

         The date of this Prospectus Supplement is September 11, 1997.

                           -----------------------

    CERTAIN STATEMENTS UNDER CAPTION "RISK FACTORS" CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "REFORM ACT"). SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF ART TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING:
GENERAL ECONOMIC AND BUSINESS CONDITIONS, WHICH WILL, AMONG OTHER THINGS, AFFECT THE SUPPLY AND DEMAND FOR COMMERCIAL REAL ESTATE, AVAILABILITY AND CREDIT WORTHINESS OF PROSPECTIVE TENANTS, LEASE RATES AND THE AVAILABILITY OF FINANCING; ADVERSE CHANGES IN THE REAL ESTATE MARKETS INCLUDING, AMONG OTHER THINGS, COMPETITION WITH OTHER COMPANIES, RISKS ASSOCIATED WITH REAL ESTATE ACQUISITIONS; GOVERNMENTAL ACTIONS AND INITIATIVES; ENVIRONMENTAL/SAFETY REQUIREMENTS; AND OTHER CHANGES AND FACTORS REFERENCED IN THIS PROSPECTUS SUPPLEMENT AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. WITH RESPECT TO ART, SUCH FACTORS MAY ALSO INCLUDE: DIFFICULTY OF LOCATING SUITABLE REAL ESTATE INVESTMENTS; ILLIQUIDITY OF REAL ESTATE INVESTMENTS; RISKS REGARDING THE ASSETS OR OTHER PROPERTIES OWNED OR CONTROLLED BY ART; LIMITED CONTROL OF ENTITIES IN WHICH INVESTMENTS ARE MADE; AND RISKS OF INVESTMENTS IN ART PREFERRED SHARES, INCLUDING THE INABILITY TO ENFORCE REMEDIES. SEE "RISK FACTORS" HEREIN.

                           -----------------------

                             AVAILABLE INFORMATION

    ART has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the ART Preferred Shares and ART's common stock, par value $0.01 per share (the "ART Common Shares"), into which the ART Preferred Shares are convertible. The form of Prospectus filed with such Registration Statement is attached hereto and should be reviewed in conjunction with this Prospectus Supplement. The Prospectus contains important information with respect to ART and this Prospectus Supplement contains important information with respect to the ART Preferred Shares.

     This Prospectus Supplement does not contain all of the information set forth in the Registration Statement or the Prospectus, certain portions of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to ART, the ART Preferred Shares and the ART Common Shares, reference is made to the Registration Statement, the Prospectus and the documents incorporated by reference herein and in the Prospectus. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or incorporated by reference herein or in the Prospectus or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

    No person has been authorized to give any information or make any representation other than those set forth or incorporated by reference herein and, if given or made, such information must not be relied upon as having been authorized by ART or any of its affiliates. This Prospectus Supplement does not constitute an offer to, or a solicitation of, any person in any jurisdiction in which such offer or solicitation is unlawful.

                               TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -iii-

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -iv-

SUMMARY OF TERMS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-2
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-2
     ART  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-2
     Business of ART  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-2
     The Asset Purchase   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-2
     New York Stock Exchange Listing of ART Preferred Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-3
     Description of ART Preferred Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-3
     Market and Trading Information   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-4

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S- 5
     Risks Relating to Listing and Trading of ART Preferred Shares  . . . . . . . . . . . . . . . . . . . . . . . . .  S- 5

THE ASSET PURCHASE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S- 10

DESCRIPTION OF ART  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S- 10

THE BUSINESS OF ART . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S- 11

DESCRIPTION OF THE CAPITAL STOCK OF ART . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S- 11
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S- 11
     ART Common Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S- 11
     ART Preferred Shares   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S- 12

                                SUMMARY OF TERMS

     The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere herein and in the accompanying Prospectus or in the documents incorporated herein or therein by reference. Certain capitalized terms used herein may be defined elsewhere in this Prospectus Supplement and the related Prospectus. Capitalized terms that are used but not defined herein, will have the meanings assigned to such terms in the Prospectus.

GENERAL

     This Prospectus Supplement relates to the sale of the Assets by the Sellers to ART in consideration for 400,000 ART Preferred Shares, among other consideration. The Asset Purchase will be effected pursuant to the Purchase Agreement, a copy of which is attached to this Prospectus Supplement as Annex
I.  See "The Asset Purchase."

ART

    ART, a Georgia corporation, is the successor to a District of Columbia business trust organized pursuant to a declaration of trust dated July 14, 1961. The business trust merged into ART on June 24, 1988. ART elected to be treated as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), during the period from June 1, 1989 through December 31, 1990. ART allowed its REIT status to lapse in 1991.

    ART's principal offices are located at 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. ART's telephone number is (214) 692-4700. See "The Company" in the Prospectus.

BUSINESS OF ART

    ART's primary business is investing in equity interests in real estate (including equity securities of real estate-related entities), leases, joint venture development projects and partnerships and financing real estate and real estate activities through investments in mortgage loans, including first, wraparound and junior mortgage loans. ART has invested in private and open market purchases in the equity securities of Continental Mortgage and Equity Trust ("CMET"), Income Opportunity Realty Investors, Inc. ("IORI"), Transcontinental Realty Investors, Inc. ("TCI") and National Realty, L.P. ("NRLP"), each, an affiliate of ART.

    ART's board of directors has broad authority under ART's governing documents to make all types of real estate investments, including mortgage loans and equity real estate investments, as well as investments in the securities of other entities, whether or not such entities are engaged in real estate related activities.

    Although ART's board of directors is directly responsible for managing ART's affairs and for setting the policies which guide it, the day-to-day operations of ART are performed by Basic Capital Management, Inc. ("BCM"). BCM is a contractual advisor under the supervision of ART's board of directors.
The duties of BCM include, among other things, locating, investigating, evaluating and recommending real estate and mortgage note investment and sales opportunities, as well as financing and refinancing sources for ART. BCM also serves as a consultant in connection with ART's business plan and investment policy decisions made by ART's board of directors.

    ART's business is not seasonal. ART has decided to pursue a balanced investment policy, seeking both current income and capital appreciation. ART's plan of operation is to continue, to the extent its liquidity permits, to make equity investments in lower risk real estate such as apartment complexes and residential development projects or equity securities of real estate-related entities and to continue to service and hold for investment mortgage loans.
ART also intends to pursue higher risk, higher reward investments, such as undeveloped land where it can obtain financing of a significant portion of a property's purchase price. In addition, ART will continue to seek selected dispositions of certain of its assets where the prices obtainable for such assets justify their disposition and will pursue its rights vigorously with respect to mortgage notes receivable that are in default. For a detailed description of ART's business, see "The Business of the Company" in the Prospectus.

THE ASSET PURCHASE

    The Sellers have agreed to sell to ART, and ART has agreed to purchase from the Sellers, certain assets of the Sellers comprised principally of the Sellers' right and interest in three parcels of property and all improvements thereon located in Denver, Colorado.

Among other things, the Assets consist of three parcels of real property and the buildings constructed thereon, known as the "International Collection I and II", the "International Collection III and IV", and the "Blessin Parcel", all as described more fully in the Purchase Agreement, a copy of which is attached to this Prospectus Supplement as Annex I. Pursuant to the Purchase Agreement, HTDC will receive from ART 400,000 shares of ART Preferred Shares and $750,000 in cash, and ART has agreed to assume no more than $14,770,000 of existing indebtedness owed to two of the Sellers' existing lenders.

    This Prospectus Supplement is being furnished to the Sellers and HTDC in connection with the 400,000 ART Preferred Shares being issued by ART to HTDC pursuant to the Purchase Agreement.

NEW YORK STOCK EXCHANGE LISTING OF ART PREFERRED SHARES

    ART has agreed, under the terms and conditions of the Purchase Agreement, at such time as such listing is permitted on the New York Stock Exchange (the "NYSE"), to take such actions as are necessary and within its control to obtain the listing on the NYSE of the ART Preferred Shares issued thereunder and of the ART Common Shares issuable upon conversion of such ART Preferred Shares.

DESCRIPTION OF ART PREFERRED SHARES

    The Board of Directors of ART has designated and authorized the issuance of 400,000 ART Preferred Shares with a par value of $2.00 per share and a preference on liquidation of $10.00 per share plus payment of accrued and unpaid dividends (the "Adjusted Liquidation Value"). The ART Preferred Shares are non-voting except (i) as provided by law and (ii) at any time or times when all or any portion of the dividends on the ART Preferred Shares for any six quarterly dividends, whether or not consecutive, shall be in arrears and unpaid. In the latter event, the number of directors constituting the board of directors of ART shall be increased by two and the holders of ART Preferred Shares, voting separately as a class, shall be entitled to elect two directors to fill such newly created directorships with each holder being entitled to one vote in such election for each share of ART Preferred Shares held. ART is not obligated to maintain a sinking fund with respect to the ART Preferred Shares.

    The ART Preferred Shares are convertible, at the option of the holder, into ART Common Shares at any time and from time to time, in whole or in part, after the earliest to occur of (i) August 15, 2003; (ii) the first business day, if any, occurring after a Quarterly Dividend Payment Date (as defined below) on which dividends equal to or in excess of 5% of the Liquidation Value (i.e., $.50 per ART Preferred Share) is accrued and unpaid, or (iii) ART becomes obligated to mail a statement, signed by an officer of ART, to the holders of record of each of the ART Preferred Shares because of a proposal by ART at any time before all of the ART Preferred Shares have been redeemed by ART or converted into ART Common Shares, to merge or consolidate with or into any other corporation (unless ART is the surviving entity and holders of ART Common Shares continue to hold such ART Common Shares without modification and without receipt of any additional consideration), or to sell, lease, or convey all or substantially all its property or business, or to liquidate, dissolve or wind up. The ART Preferred Shares are convertible into that number of shares of ART Common Shares obtained by multiplying the number of ART Preferred Shares being converted by $10.00, then adding all accrued and unpaid dividends, then dividing such sum by (in most instances) 90% of the simple average of the daily closing price of the ART Common Shares for the 20 business days ending on the last business day of the calendar week immediately preceding the date of conversion on the principal stock exchange on which such ART Common Shares are then listed (the "Conversion Price"). Notwithstanding the foregoing, ART may elect to redeem shares of the ART Preferred Shares sought to be so converted instead of issuing shares of ART Common Shares by paying to the holder thereof cash in an amount equal to the Conversion Price for those shares of the ART Preferred Shares so redeemed.

    The ART Preferred Shares bear a cumulative, compounded dividend per share equal to 10% per annum of the Adjusted Liquidation Value, payable quarterly on the 15th day of the month following the end of each calendar quarter (each, a "Quarterly Dividend Payment Date"), and commencing accrual on August 16, 1998 to and including the date on which the redemption price of such shares is paid, whether or not such dividends have been declared and whether or not there are profits, surplus or other funds of ART legally available for the payment of such dividends. Dividends on the ART Preferred Shares are in preference to and with priority over dividends upon the ART Common Shares. The ART Preferred Shares rank on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of preferred stock issued by ART. ART currently has outstanding 4,000 shares of Series B 10% Cumulative Preferred Stock and 16,681 shares of Series C 10% Cumulative Preferred Stock.

    In addition to ART's redemption rights described above upon a conversion of ART Preferred Shares, ART may redeem any or all of the ART Preferred Shares at any time and from time to time, at its option, for cash upon no less than twenty (20) days nor more than thirty (30) days prior notice thereof. The redemption price of the ART Preferred Shares shall be an amount per share equal to (i)105% of the Adjusted Liquidation Value during the period from the date of issuance through the first anniversary date of the issuance; (ii) 104% of the Adjusted Liquidation Value during the period from the day immediately following the first anniversary date of the issuance through the second anniversary date of the date of issuance; and (iii) 103% of the Adjusted Liquidation Value at any time on or after the day immediately following the second anniversary date of the date of issuance. As of September 1, 1997 none of the ART Preferred Shares were issued and outstanding.

RESALE RESTRICTIONS; MARKET AND TRADING INFORMATION

    The ART Preferred Shares issued to HTDC may not be publicly offered or sold other than in compliance with Rule 145 promulgated under the Securities Act.

    Because the ART Preferred Shares will be newly issued, there has not been any public market for the ART Preferred Shares. While, at such time as such listing is permitted by the NYSE, ART is obligated to take such actions as are necessary and within its control to obtain the listing of the ART Preferred Shares on the NYSE, there can be no assurance that the ART Preferred Shares will be so listed or that, if so listed, an active market for the ART Preferred Shares will develop or be sustained in the future on such exchange. Listing will depend upon the satisfaction of the NYSE's listing requirements with respect to the ART Preferred Shares. Accordingly, no assurance can be given as to the liquidity of, or trading for, the ART Preferred Shares. In addition, there is no assurance that the ART Preferred Shares will have a market value at or near their Liquidation Value. See "Risk Factors --Risks Associated with the Listing and Trading of ART Preferred Shares" herein.

                                  RISK FACTORS

    The Sellers should consider the following risk factors in connection with the ART Preferred Shares. These factors are intended to identify the significant sources of risk affecting an investment in the ART Preferred Shares.

    Resale Restrictions. The ART Preferred Shares issued to HTDC may not be publicly offered or sold other than in compliance with Rule 145 promulgated under the Securities Act.

    Risks Associated with the Listing and Trading of ART Preferred Shares. There has not been any public market for the ART Preferred Shares. While, at such time as such listing is permitted by the NYSE, ART is obligated to take such actions as are necessary and within its control to obtain the listing of the ART Preferred Shares on the NYSE, there can be no assurance that the ART Preferred Shares will be so listed or, if so listed, that an active market for the ART Preferred Shares will develop or be sustained in the future on such exchange. Listing will also depend upon the satisfaction of the NYSE's listing requirements with respect to the ART Preferred Shares. Although the NYSE has not established any minimum numerical criteria for the listing of preferred stock, it has published certain numerical delisting criteria therefor.
Pursuant to such criteria, the NYSE will consider suspending or delisting a series of preferred stock if the aggregate market value of publicly-held shares of such preferred stock is less than $2,000,000 and the number of publicly-held shares of such preferred stock is less than 100,000. Accordingly, no assurance can be given as to the liquidity of, or trading for, the ART Preferred Shares. In addition, although the ART Preferred Shares have a stated Liquidation Value of $10.00 per share, there can be no assurance that the ART Preferred Shares will trade at or near the amount of such Liquidation Value.

    Risks Associated with Dividend Payments. Although dividends will accrue cumulatively on the ART Preferred Shares from August 16, 1998, such dividends will not be paid unless and until they are declared by ART's board of directors. Holders of ART Preferred Shares will not have the authority to direct or compel ART's board of directors to declare dividends with respect to the ART Preferred Shares.

     Risks Associated with Conversion Feature. The ART Preferred Shares are convertible into ART Common Shares as provided herein. The Articles of Amendment of ART's Articles of Incorporation that authorize the ART Preferred Shares provide that a number of authorized ART Common Shares sufficient to provide for the conversion of the outstanding ART Preferred Shares as described herein shall at all times be reserved for such conversion. However, if at the time a holder of ART Preferred Shares seeks to convert such ART Preferred Shares, ART has failed to reserve a sufficient number of authorized ART Common Shares to effect such conversion and assuming that ART does not elect to redeem such ART Preferred Shares as described herein, such holder would be unable to effect such conversion. In addition to the ART Preferred Shares, ART has authorized and issued other preferred stock that may be converted from time to time into ART Common Shares. See "Description of the Capital Stock" in the Prospectus. In the future, ART expects to authorize and issue additional preferred stock or other securities that may be converted form time to time into ART Common Shares. Certain of the preferred stock that has been authorized by ART (including the ART Preferred Shares) is, and securities that may be issued by ART in the future may be, convertible into a number of ART Common Shares calculated by reference to the price of ART Common Shares (i.e., the lower the price of the ART Common Shares, the higher the number of ART Common Shares to be received upon conversion of the applicable security). At any given time, a decrease in the price of ART Common Shares below a certain level could result in the number of authorized ART Common Shares being insufficient to provide for the conversion of all of ART's convertible securities, including the ART Preferred Shares. ART currently intends to seek shareholder approval for the authorization of additional ART Common Shares, and, because management of ART and affiliates of ART currently own a majority of the ART Common Shares, management expects that such approval will be obtained. The closing price of ART's common stock as of 5 p.m. Eastern Time on September 2, 1997, as published in the September 3, 1997 edition of The Wall Street Journal, was $12 1/2 per share. Assuming such price was used for purposes of calculating the number of ART Common Shares issuable on conversion of ART's authorized convertible preferred stock, ART has sufficient ART Common Shares to convert all outstanding shares of such preferred stock, but does not have sufficient ART Common Shares to convert all authorized shares of such preferred stock. However, the other authorized but unissued ART preferred stock may not ever be issued, and management expects that such preferred stock would not be issued at a time when such preferred stock would be immediately convertible into ART Common Shares. So long as management of ART and affiliates of ART own a majority of the ART Common Shares, management expects that ART will have the ability to increase the number of authorized ART Common Shares to a number sufficient to provide for the conversion of its convertible preferred stock. However, there can be no assurance that management and affiliates of ART will continue to own a majority of the ART Common Shares.
The actual basis for calculating the number of ART Common Shares issuable upon conversion of ART's authorized preferred stock is described in the Prospectus under "Description of the Capital Stock."

     In the event that ART Preferred Shares are converted into ART Common Shares, there can be no assurance as to the existence of an active trading market for the ART Common Shares at the time of such conversion.

    Recent Operating History.   ART has experienced net losses for each of the
fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992. During 1996, ART paid a dividend of .15c. with respect to each ART Common Share. From 1992 through 1995, ART paid no dividends in respect of the ART Common Shares. There can be no assurance that ART will be able to pay dividends in respect of the ART Preferred Shares or the ART Common Shares in the future.

    Adverse Consequences of Debt Financing and Preferred Shares.   ART is
subject to the risks normally associated with debt or preferred equity financing, including the risk that ART's cash flow will be insufficient to meet required payments of principal, interest and dividend distributions, the risk that existing indebtedness may not be refinanced or that the terms of such refinancing will not be as favorable as the terms of current indebtedness and the risk that necessary capital expenditures for such purposes as renovations and other improvements may not be financed on favorable terms or at all. If ART were unable to refinance its indebtedness on acceptable terms, or at all, ART might be forced to dispose of one or more of its properties on disadvantageous terms, which might result in losses to ART and might adversely affect the cash available for distributions to its shareholders. If interest rates or other factors at the time of the refinancing result in higher interest rates upon refinancing, ART's interest expense would increase, which would affect ART's ability to make distributions to its shareholders. Furthermore, if a property is mortgaged to secure payment of indebtedness and ART is unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to ART. The organizational documents of ART do not contain any limitation on the amount of indebtedness ART may incur. Accordingly, ART could become even more highly leveraged than it currently is, thus resulting in an increase in debt service that could increase the risk of default on ART's indebtedness.

    Payments of dividends in respect of the ART Preferred Shares will be subordinate in right of payment to ART's debt obligations which, as of June 30, 1997, is an amount equal to approximately $188.3 million.

    Investments in Real Property. Real property investments are subject to varying degrees of risk and are relatively illiquid. Income from real property investments and ART's resulting ability to pay dividends to its shareholders may be adversely affected by a number of factors, including international and domestic general economic climate and local real estate conditions (such as oversupply of or reduced demand for space and changes in market rental rates); the perceptions of prospective tenants of the safety, convenience and attractiveness of ART's properties; the ability of ART or the owner of such properties to provide adequate management, maintenance and insurance; energy and supply shortages; the ability to collect on a timely basis all rent from tenants and interest from borrowers; the expense of periodically renovating, repairing and reletting spaces; and increasing operating costs (including real estate taxes and utilities) which may not be passed through to tenants. Certain significant expenditures associated with investments in real estate (such as mortgage payments, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in rental revenues from the investment. If a property of ART is mortgaged to secure the payment of indebtedness and if ART or an entity in which ART invests or to which it lends is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property or the exercise of other remedies by the mortgagee. In addition, real estate values and income from properties are also affected by such factors as compliance with laws, including tax laws, interest rate levels and the availability of financing.

    Nature of Investments Made by ART May Involve High Risk; Illiquidity of Real Estate Investments. ART may make investments in real estate-related assets and businesses which have experienced severe financial difficulties, which difficulties may never be overcome. Since ART may only make a limited number of investments and since many of the investments may involve a high degree of risk, poor performance by one of the investments could severely affect the financial condition and results of operations of ART.

    The illiquid nature of ART's real estate investments may limit the ability of ART to modify its portfolio in response to changes in economic or other conditions. Such illiquidity may result from the absence of an established market for ART's investments as well as legal or contractual restrictions on their resale by ART.

    Difficulty of Locating Suitable Investments; Competition. Identifying, completing and realizing on real estate investments has from time to time been highly competitive, and involves a high degree of uncertainty. ART competes for investments with many public and private real estate investment vehicles, including financial institutions (such as mortgage banks, pension funds and REITs) and other institutional investors, as well as individuals. There can be no assurance that ART will continue to be able to locate and complete investments which satisfy ART's objectives or realize upon their value or that it will be able to fully invest its available capital.

    Many of those with whom ART competes for investments and its services are far larger than ART, may have greater financial resources than ART and may have management personnel with more experience than the officers of ART.

    Risks of Acquisition Activities.   From time to time, ART will acquire
existing properties to the extent that they can be acquired on advantageous terms and meet ART's investment criteria. Acquisitions of properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected, that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate and the occupancy rates and rents achieved may be less than anticipated.

    Dependence on Rental Income from Real Property. The Company's cash flow, results of operations and value of its assets would be adversely affected if a significant number of tenants of ART's properties failed to meet their lease obligations or if ART or the owner of a property in which ART has an interest were unable to lease a significant amount of space on economically favorable terms. In the event of a default by a lessee, the owner may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. The bankruptcy or insolvency of a major tenant may have an adverse effect on a property. At any time, a tenant may also seek protection under the bankruptcy laws, which could result in rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow of the property. If a tenant rejects its lease, the owner's claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim. Generally, the amount of the claim would be capped at the amount owed for unpaid pre-petition lease payments unrelated to the rejection, plus the greater of one year's lease payments or 15% of the remaining lease payments payable under the lease (but not to exceed the amount of three years' lease payments). No assurance can be given that the properties in which ART has an interest will not experience significant tenant defaults in the future.

    Operating Risks. The properties in which ART has an interest are subject to operating risks common to the particular property type, any and all of which may adversely affect occupancy or rental rates. Such properties are subject to increases in operating expenses such as cleaning; electricity; heating, ventilation and air-conditioning; elevator repair and maintenance; insurance and administrative costs; and other general costs associated with security, landscaping, repairs and maintenance. While commercial tenants are often obligated to pay a portion of these escalating costs, there can be no assurance that they will agree to pay such costs or that the portion that they agree to pay will fully cover such costs. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. To the extent rents cannot be increased or costs controlled, the cash flow of ART and its financial condition may be adversely affected.

    Adverse Consequences of Debt Financing. Some of ART's real estate equity investments may utilize a leveraged capital structure, in which case a third party lender would be entitled to cash flow generated by such investments prior to ART receiving a return. As a result of such leverage, ART would be subject to the risks normally associated with debt financing, including the risk that cash flow from operations and investments will be insufficient to meet required payments of principal and interest, the risk that existing debt (which in most cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancings will not be as favorable to ART and the risk that necessary capital expenditures for such purposes as renovations and other improvements will not be able to be financed on favorable terms or at all. While such leverage may increase returns or the funds available for investment by ART, it also will increase the risk of loss on a leveraged investment. If ART defaults on secured indebtedness, the lender may foreclose and ART could lose its entire investment in the security for such loan. Because ART may engage in portfolio financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, ART could lose its interests in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments. In addition, recourse debt may subject other assets of ART to risk of loss. Any such losses will adversely affect ART's ability to pay dividends in respect of the ART Preferred Shares.

    Existing Debt Maturities; Foreclosures. ART anticipates that only a portion of the principal of its indebtedness outstanding from time to time will be repaid prior to maturity. However, ART may not have sufficient funds to repay such indebtedness at maturity; it may therefore be necessary for ART to refinance debt through additional debt financing or equity offerings. If ART is unable to refinance this indebtedness on acceptable terms, ART may be forced to dispose of properties upon disadvantageous terms, which could result in losses to ART and adversely affect the amount of cash available for further investment.

    Risk of Rising Interest Rates. ART may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance its debt at higher rates. Outstanding advances under ART's credit facilities may bear interest at a variable rate. Accordingly, increases in variable interest rates could increase ART's interest expense and adversely effect the financial condition and results of operations of ART. As of June 30, 1997, approximately 28% and 72% of ART's indebtedness was subject to variable interest rates and fixed interest rates, respectively.

    Hedging Policies. In connection with the financing of certain real estate investments, ART may employ hedging techniques designed to protect ART against adverse movements in currency and/or interest rates. While such transactions may reduce certain risks, such transactions themselves may entail certain other risks. Thus, while ART may benefit from the use of these hedging mechanisms, unanticipated changes in interest rates, securities prices, or currency exchange rates may result in a poorer overall performance for ART than if it had not entered into such hedging transactions. See "The Business of ART" herein.

    Covenants. Various credit facilities or other debt obligations may require ART to comply with a number of customary financial and other covenants on an ongoing basis. Failure to comply with such covenants may limit ART's ability to borrow funds or may cause a default under its then-existing indebtedness.

    Lack of Control and Other Risks of Equity Investments in and with Third Parties. ART may invest in shares or other equity interests of REITs or other entities that invest in real estate assets. In such cases, ART will be relying on the assets, investments and management of the REIT or other entity in which it is investing. Such entities and their properties will be subject to the other risks affecting the ownership and operation of real estate set forth herein.

    ART may also co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity and, therefore, will not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity.

    Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that ART's partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions, that such partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of ART, and that such partners or co-venturers may be in a position to take action contrary to the instructions or the requests of ART and contrary to ART's policies or objectives. Such investments may also have the potential risk of impasse on decisions, such as a sale, because neither ART nor the partner or co-venturer would have full control over the partnership or joint venture. Consequently, actions by such partner or co-venturer might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, ART may in certain circumstances be liable for the actions of its third-party partners or co-venturers.

    Risks of Investments in Debt Instruments. ART may acquire performing or nonperforming debt investments. In general, debt instruments carry the risk that borrowers may not be able to make debt service payments or to pay principal when due, the risk that the value of any collateral may be less than the amounts owed, the risk that interest rates payable on the debt instruments may be lower than ART's cost of funds, and the risk that the collateral may be mismanaged or otherwise decline in value during periods in which ART is seeking to obtain control of the underlying real estate. ART is also dependent on the ability of the borrowers to operate successfully their properties. Such borrowers and their properties will be subject to the other risks affecting the ownership and operation of real estate set forth herein. Some of the loans may be structured so that all or a substantial portion of the principal will not be paid until maturity, which increases the risk of default at that time.

    It is anticipated that a substantial portion of the debt in which ART invests will not be rated by any nationally-recognized statistical rating agency. Generally, the value of unrated classes is more subject to fluctuation due to economic conditions than rated classes. Should rated assets be downgraded, it may adversely affect their value and may adversely affect the financial condition and results of operations of ART.

    Risks of Investments in Mortgage Loans. To the extent ART invests in mortgage loans, such mortgage loans may or may not be recourse obligations of the borrower and generally will not be insured or guaranteed by governmental agencies or otherwise. In the event of a default under such obligations, ART may have to foreclose its mortgage or protect its investment by acquiring title to a property and thereafter making substantial improvements or repairs in order to maximize the property's investment potential. Borrowers may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against such enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. Relatively high "loan-to-value" ratios and declines in the value of the mortgaged property may prevent ART from realizing an amount equal to its mortgage loan upon foreclosure.

    ART may participate in loans originated by other financing institutions. As a participant, ART may not have the sole authority to declare a default under the mortgage or to control the management or disposition of the related property or any foreclosure proceedings in respect thereof.

    Any investments in junior mortgage loans which are subordinate to liens of senior mortgages would involve additional risks, including the lack of control over the collateral and any related foreclosure proceeding. In the event of a default on a senior mortgage, ART may make payments to prevent foreclosure on the senior mortgage without necessarily improving ART's position with respect to the subject real property. In such event, ART would be entitled to share in the proceeds only after satisfaction of the amounts due to the holder of the senior mortgage.

    Limitations on Remedies. Although ART will have certain contractual remedies upon the default by borrowers under certain debt instruments, such as foreclosing on the underlying real estate or collecting rents generated therefrom, certain legal requirements (including the risks of lender liability) may limit the ability of ART to effectively exercise such remedies.

    The right of a mortgage lender to convert its loan position into an equity interest may be limited or prevented by certain common law or statutory prohibitions.

    Third-Party Bankruptcy Risks. Investments made in assets operating in workout modes or under Chapter 11 of the Bankruptcy Code could be subordinated or disallowed, and ART could be liable to third parties in such circumstances. Furthermore, distributions made to ART in respect of such investments could be recovered if any such distribution is found to be a fraudulent conveyance or preferential payment. Bankruptcy laws, including the automatic stay imposed upon the filing of a bankruptcy petition, may delay the ability of ART to realize on collateral for loan positions held by it or may adversely affect the priority of such loans through doctrines such as equitable subordination or may result in a restructure of the debt through principles such as the "cramdown" provisions of the bankruptcy laws.

    Risks of Uninsured Loss. ART carries comprehensive liability, fire, extended coverage and rental loss insurance with respect to all of the improved real property that it owns, with policy specifications, insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses (such as losses arising from acts of war or relating to pollution) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, ART could lose its capital invested in a property, as well as the anticipated future revenue from such property and would continue to be obligated on any mortgage indebtedness or other obligations related to the
property.   Any such loss would adversely affect the financial condition and results of operations of ART.

    With respect to those properties in which ART holds an interest through a mortgage, as well as those properties owned by entities to whom ART makes unsecured loans, the borrowers will most likely be obligated to maintain insurance on such properties and to arrange for ART to be covered as a named insured on such policies. The face amount and scope of such insurance coverage may be less comprehensive than ART would carry if it held the fee interest in such property. Accordingly in such circumstances, or in the event that the borrowers fail to maintain required coverage, uninsured or underinsured losses may occur, which could have an adverse impact on ART's cash flow or financial condition.

    Changes in ART's Policies Without Stockholder Approval. The investment, financing, borrowing and distribution policies of ART and its policies with respect to all other activities, growth, debt, capitalization and operations, will be determined by ART's Board of Directors. Although it has no present intention to do so, ART's Board of Directors may amend or revise these policies at any time and from time to time at its discretion without a vote of the stockholders of ART. A change in these policies could adversely affect the market price of the ART Preferred Shares or the ART Common Shares.

    Costs of Compliance with the Americans with Disabilities Act and Similar Laws. Under the Americans with Disabilities Act of 1980 (the "ADA"), places of public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. Compliance with ADA requirements could require both structural and non-structural changes to the properties in which ART invests and noncompliance could result in imposition of fines by the United States government or an award of damages to private litigants. Although management of ART believes that its properties are substantially in compliance with present requirements of the ADA, ART may incur additional costs of compliance in the future. A number of additional Federal, state and local laws exist which impose further burdens or restrictions on owners with respect to access by disabled persons and may require modifications to properties in which ART invests, or restrict certain further renovations thereof, with respect to access by disabled persons. Final regulations under the ADA have not yet been promulgated and the ultimate amount of the cost of compliance with the ADA or other such laws is not currently ascertainable. While such costs are not expected to have a material effect on ART, they could be substantial. If required changes involve greater expense than ART currently anticipates, ART's financial condition and results of operations could be adversely affected.

    Potential Environmental Liability Affecting ART. Under various Federal, state and local environmental laws, ordinances and regulations, an owner of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. These laws often impose environmental liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure properly to remediate such substances, may adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain laws impose liability for release of asbestos-containing materials ("ACMs") into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, ART may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as for certain other related costs, including governmental fines and injuries to persons and property.

    The Company's management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on ART's business, assets or results of operations.

    No assurance can be given that existing environmental assessments with respect to any of ART's properties or the Center reveal all environmental liabilities, that any prior owner of a property did not create any material environmental condition not known to ART, or that a material environmental condition does not otherwise exist as to the Center or any one or more properties of ART.

    Noncompliance with Other Laws. Real estate properties are also subject to various Federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. ART believes that its properties are currently in material compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by ART and could have an adverse effect on ART's results of operations.

    Changes in Laws. Increases in real estate taxes, income taxes and service or other taxes generally are not passed through to tenants under existing leases and may adversely affect ART's funds from operations and its ability to pay dividends to its shareholders. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect ART's funds from operations and its ability to pay dividends to its shareholders.

    Dependence on Key Personnel. ART will be dependent on the efforts of its executive officers. While ART believes that it could find replacements for these key personnel, the loss of their services may have a temporary adverse effect on the operations of ART. None of these officers has entered or is expected to enter into employment agreements with ART.


                               THE ASSET PURCHASE

    The Sellers have agreed to sell to ART, and ART has agreed to purchase from the Sellers, certain assets of the Sellers comprised principally of the Sellers' right and interest in three parcels of property and all improvements thereon located in Denver, Colorado. Among other things, the Assets consist of three parcels of real property and the buildings constructed thereon, known as the "International Collection I and II", the "International Collection III and IV", and the "Blessin Parcel", all as described more fully in the Purchase Agreement, attached hereto as Annex I. Pursuant to the Purchase Agreement, HTDC will receive from ART 400,000 shares of ART Preferred Shares and $750,000 in cash, and ART has agreed to assume no more than $14,770,000 of existing indebtedness owed to two of the Sellers' existing lenders.


                               DESCRIPTION OF ART

    ART, a Georgia corporation, is the successor to a District of Columbia business trust organized pursuant to a declaration of trust dated July 14, 1961. The business trust merged into ART on June 24, 1988. ART invests in equity interests in real estate (including equity securities of real estate-related entities), leases, joint venture development projects and partnerships and finances real estate and real estate activities through investments in mortgage loans.

    ART's board of directors has broad authority under ART's governing documents to make all types of real estate investments, including mortgage loans and equity real estate investments, as well as investments in the securities of other entities, whether or not such entities are engaged in real estate related activities.

    Although ART's board of directors is directly responsible for managing the affairs of ART and for setting the policies which guide it, the day-to-day operations of ART are performed by BCM. BCM is a contractual advisor under the supervision of ART's board of directors. The duties of BCM include, among other things, locating, investigating, evaluating and recommending real estate and mortgage note investment and sales opportunities, as well as financing and refinancing sources for ART. BCM also serves as a consultant in connection with ART's business plan and investment policy decisions made by ART's board of directors.

    ART has no employees.  Employees of BCM render services to ART.

    ART's principal offices are located at 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. ART's telephone number is (214) 692-4700.

    For more detailed information regarding ART, see "The Company" in the Prospectus.


                              THE BUSINESS OF ART

    ART elected to be treated as a REIT under the Code during the period June 1, 1987 through December 31, 1990. ART allowed its REIT tax status to lapse in 1991.

    ART's primary business is investing in equity interests in real estate (including equity securities of real estate-related entities), leases, joint venture development projects and partnerships and financing real estate and real estate activities through investments in mortgage loans, including first, wraparound and junior mortgage loans.

    ART's business is not seasonal. ART has decided to pursue a balanced investment policy, seeking both current income and capital appreciation. ART's plan of operation is to continue, to the extent its liquidity permits, to make equity investments in lower risk real estate such as apartment complexes and residential development projects or equity securities of real estate-related entities and to continue to service and hold for investment its mortgage notes. ART also intends to pursue higher risk, higher reward investments, such as undeveloped land where it can obtain financing of a significant portion of a property's purchase price. ART also continues to seek selected dispositions of certain of its assets where the prices obtainable for such assets justify their disposition. ART also intends to pursue its rights vigorously with respect to mortgage notes receivable that are in default.

    ART's board of directors has broad authority under ART's governing documents to make all types of real estate investments, including mortgage loans and equity real estate investments, as well as investments in the securities of other entities, whether or not such entities are engaged in real estate related activities. ART's board of directors may devote available assets to particular investments or types of investments, without restriction on the amount or percentage of ART's assets that may be so devoted to a single investment or to any particular type of investment, and without limit on the percentage of securities of any one issuer that ART may acquire. ART's investment objectives and policies may be changed at any time by ART's board of directors without the approval of ART's shareholders. By allowing its REIT tax status to lapse in 1991, ART relieved itself of investment and operational restrictions imposed on REITs under the Code.

    The specific composition of ART's real estate and mortgage notes receivable portfolios from time to time depends largely on the judgment of ART's management as to changing investment opportunities and the level of risk associated with specific investments or types of investments. ART's management intends to continue to maintain real estate and mortgage notes receivable portfolios diversified by location and type of property.

    For more detailed information regarding the business of ART, see "The Business of ART" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Prospectus.


                    DESCRIPTION OF THE CAPITAL STOCK OF ART

GENERAL

    ART is authorized by its Articles of Incorporation, as amended, to issue up to 16,666,667 ART Common Shares and 20,000,000 shares of a special class of stock, $2.00 par value per share (the "Special Stock"), which may be designated by ART's board of directors from time to time. The ART Preferred Shares are a series of the Special Stock. For a more detailed description of the capital stock of ART, see "Description of the Capital Stock of ART" in the Prospectus.

ART COMMON SHARES

    All of the ART Common Shares are entitled to share equally in dividends from funds legally available therefor, when declared by ART's board of directors, and upon liquidation or dissolution of ART, whether voluntary or involuntary (subject to any prior rights of holders of the Special Stock), and to share equally in the assets of ART available for payment of dividends to shareholders. Each holder of ART Common Shares is entitled to one vote for each share held on all matters submitted to the shareholders. There is no cumulative voting, redemption right, sinking fund provision or right of conversion with respect to the ART Common Shares. The holders of ART Common Shares do not have any preemptive rights to acquire additional ART Common Shares when issued. All outstanding shares of ART are fully paid and nonassessable. As of August 1, 1997, 13,479,348 ART Common Shares were issued and 11,954,721 ART Common Shares were outstanding. See "Description of the Capital Stock" in the Prospectus.

ART PREFERRED SHARES

    The Board of Directors of ART has designated and authorized the issuance of a total of 7,500,000 shares of its Series F Cumulative Convertible Preferred Stock (the "ART Preferred Shares") with a par value of $2.00 per share and a preference on liquidation of $10.00 per share plus payment of accrued and unpaid dividends. The ART Preferred Shares are non-voting except (i) as provided by law and (ii) at any time or times when all or any portion of the dividends on the ART Preferred Shares for any six quarterly dividends, whether or not consecutive, shall be in arrears and unpaid. In the latter event, the number of directors constituting the board of directors of ART shall be increased by two and the holders of ART Preferred Shares, voting separately as a class, shall be entitled to elect two directors to fill such newly created directorships with each holder being entitled to one vote in such election for each share of ART Preferred Shares held. ART is not obligated to maintain a sinking fund with respect to the ART Preferred Shares.

    The ART Preferred Shares are convertible, at the option of the holder, into ART Common Shares at any time and from time to time, in whole or in part, after the earliest to occur of (i) August 15, 2003; (ii) the first business day, if any, occurring after a Quarterly Dividend Payment Date (as defined below), on which an amount equal to or in excess of 5% of the $10.00 liquidation value (i.e., $.50 per ART Preferred Share) is accrued and unpaid, or (iii) when ART becomes obligated to mail a statement, signed by an officer of ART, to the holders of record of each of the ART Preferred Shares because of a proposal by ART at any time before all of the ART Preferred Shares have been redeemed by or converted into ART Common Shares, to merge or consolidate with or into any other corporation (unless ART is the surviving entity and holders of ART Common Shares continue to hold such ART Common Shares without modification and without receipt of any additional consideration), or to sell, lease, or convey all or substantially all its property or business, or to liquidate, dissolve or wind up. The ART Preferred Shares are convertible into that number of shares of ART Common Shares obtained by multiplying the number of shares being converted by $10.00, then adding all accrued and unpaid dividends, then dividing such sums by (in most instances) 90% of the simple average of the daily closing price of the ART Common Shares for the 20 business days ending on the last business day of the calendar week immediately preceding the date of conversion on the principal stock exchange on which such ART Common Shares are then listed (the "Conversion Price"). Notwithstanding the foregoing, ART may elect to redeem shares of the ART Preferred Shares sought to be so converted instead of issuing shares of ART Common Shares by paying to the holder thereof cash in an amount equal to the Conversion Price for those shares of the ART Preferred Shares so redeemed.

    The ART Preferred Shares bear a cumulative, compounded dividend per share equal to 10% per annum of the Adjusted Liquidation Value, payable quarterly on the 15th day of the month following the end of each calendar quarter (each, a "Quarterly Dividend Payment Date"), and commencing accrual on August 16, 1998 to and including the date on which the redemption price of such shares is paid, whether or not such dividends have been declared and whether or not there are profits, surplus or other funds of ART legally available for the payment of such dividends. Dividends on the ART Preferred Shares are in preference to and with priority over dividends upon the ART Common Shares. The ART Preferred Shares rank on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of preferred stock issued by ART. ART currently has outstanding 4,000 shares of Series B 10% Cumulative Preferred Stock and 16,681 shares of Series C 10% Cumulative Preferred Stock.

    In addition to ART's redemption rights described above upon a conversion of ART Preferred Shares, ART may redeem any or all of the ART Preferred Shares at any time and from time to time, at its option, for cash upon no less than twenty (20) days nor more than thirty (30) days prior notice thereof. The redemption price of the ART Preferred Shares shall be an amount per share equal to (i) 105% of the Adjusted Liquidation Value during the period from the date of issuance through the first anniversary date of the issuance; (ii) 104% of the Adjusted Liquidation Value during the period from the day immediately following the first anniversary date of the issuance through the second anniversary date of the date of issuance; and (iii)103% of the Adjusted Liquidation Value at any time on or after the day immediately following the second anniversary date of the date of issuance. Each ART Preferred Share will be convertible, at the option of the holder, into fully paid and nonassessable ART Common Shares. As of September 1, 1997 there were no issued and outstanding ART Preferred Shares.

    See "Risk Factors" for a description of certain risk factors in connection with the ART Preferred Shares.

PROSPECTUS


                          AMERICAN REALTY TRUST, INC.
                                PREFERRED STOCK
                                  COMMON STOCK


         American Realty Trust, Inc. (the "Company"), a Georgia corporation, may offer from time to time shares of preferred stock, par value $2.00 per share (the "Preferred Stock"), and in the event such Preferred Stock is convertible, common voting stock, par value $.01 per share (the "Common Stock"), into which such Preferred Stock is convertible having a public offering price of up to an aggregate of $125,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of the offering. The Preferred Stock may be offered in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

         The specific terms of the Preferred Stock in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, the specific number of shares, title, stated value and liquidation preference of each share, issuance price, dividend rate (or method of calculation), dividend payment dates, any redemption or sinking fund provisions and any conversion or exchange fund provisions. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Preferred Stock covered by the Prospectus Supplement.

         It is expected that the terms of acquisitions involving the issuance of the shares of Preferred Stock covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of Preferred Stock issued will be valued at prices reasonably related to the market price of the Preferred Stock either at the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered. No underwriting discounts or commissions will be paid, although finder's fees may be paid in connection with certain acquisitions. Any person receiving such fees may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the resale of shares of Preferred Stock purchased by them, or of Common Stock into which such Preferred Stock is converted, may be deemed to be underwriting commissions or discounts under the Securities Act.

         SEE "RISK FACTORS" IN THE RELATED PROSPECTUS SUPPLEMENT FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
          ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
                        TO THE CONTRARY IS UNLAWFUL.

                            ---------------------

              The date of this Prospectus is September 11, 1997

         CERTAIN STATEMENTS UNDER CAPTIONS "THE BUSINESS OF THE COMPANY" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS"CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "REFORM ACT"). SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: GENERAL ECONOMIC AND BUSINESS CONDITIONS, WHICH WILL, AMONG OTHER THINGS, AFFECT THE SUPPLY AND DEMAND FOR COMMERCIAL REAL ESTATE, AVAILABILITY AND CREDIT WORTHINESS OF PROSPECTIVE TENANTS, LEASE RATES AND THE AVAILABILITY OF FINANCING; ADVERSE CHANGES IN THE REAL ESTATE MARKETS INCLUDING, AMONG OTHER THINGS, COMPETITION WITH OTHER COMPANIES, RISKS ASSOCIATED WITH REAL ESTATE ACQUISITIONS; GOVERNMENTAL ACTIONS AND INITIATIVES; ENVIRONMENTAL/SAFETY REQUIREMENTS; AND OTHER CHANGES AND FACTORS REFERENCED IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE.


         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM THE COMPANY. ANY SUCH REQUEST SHOULD BE DIRECTED TO AMERICAN REALTY TRUST, INC., 10670 NORTH CENTRAL EXPRESSWAY, SUITE 300, DALLAS, TEXAS 75231, ATTENTION: INVESTOR RELATIONS. THE COMPANY'S TELEPHONE NUMBER IS (214) 692-4700.

                            ---------------------

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports and other information with the Commission. Reports and proxy and information statements filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of such Web site is "http://www.sec.gov". In addition, reports, proxy statements and other information concerning the Company (symbol: "ARB") can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005-2601, on which the shares of Common Stock of the Company are listed.

         The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Preferred Stock
and Common Stock of the Company.   This Prospectus does not contain all of the
information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Preferred Stock and Common Stock, reference is made to the Registration Statement and to the exhibits thereto. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission upon payment of the prescribed fees.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:

         1. The Company's Report on Form 8-K, dated December 18, 1996, as filed with the Commission on January 15, 1997.

         2. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as filed with the Commission on March 31, 1997.

         3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, as filed with the Commission on May 15, 1997.

         4. The Company's Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1997, as filed with the Commission on August 11, 1997.

         5. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, as filed with the Commission on August 13, 1997.

         6. The Annual Report on Form 10-K for Continental Mortgage and Equity Trust ("CMET") for the year ended December 31, 1996, as filed with the Commission on March 14, 1997.

         7. The Quarterly Report on Form 10-Q for CMET for the fiscal quarter ended March 31, 1997, as filed with the Commission on May 7, 1997.

         8. The Quarterly Report on Form 10-Q for CMET for the fiscal quarter ended June 30, 1997, as filed with the Commission on August 8, 1997.

         9. The Current Report on Form 8-K for CMET dated July 18, 1997, as filed with the Commission on August 19, 1997.

         10. The Annual Report on Form 10-K for Income Opportunity Realty Investors, Inc. ("IORI") for the year ended December 31, 1996, as filed with the Commission on March 13, 1997.

         11. The Quarterly Report on Form 10-Q for IORI for the fiscal quarter ended March 31, 1997, as filed with the Commission on May 7, 1997.

         12. The Current Report on Form 8-K for IORI dated June 11, 1997, as filed with the Commission on June 27, 1997.

         13. The Quarterly Report on Form 10-Q for IORI for the fiscal quarter ended June 30, 1997, as filed with the Commission on August 4, 1997.

         14. The Current Report on Form 8-K for IORI dated June 11, 1997, as filed with the Commission on August 20, 1997.

         15. The Annual Report on Form 10-K for Transcontinental Realty Investors, Inc. ("TCI") for the year ended December 31, 1996, as filed with the Commission on March 26, 1997.

         16. The Quarterly Report on Form 10-Q for TCI for the fiscal quarter ended March 31, 1997, as filed with the Commission on May 12, 1997.

         17. The Quarterly Report on Form 10-Q for TCI for the fiscal quarter ended June 30, 1997, as filed with the Commission on August 7, 1997.

         18. The Annual Report on Form 10-K for National Realty, L.P. ("NRLP") for the year ended December 31, 1996, as filed with the Commission on March 25, 1997.

         19. The Quarterly Report on Form 10-Q for NRLP for the fiscal quarter ended March 31, 1997, as filed with the Commission on May 13, 1997.

         20. The Quarterly Report on Form 10-Q for NRLP for the fiscal quarter ended June 30, 1997, as filed with the Commission on August 11, 1997.


         The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to American Realty Trust, Inc., 10670 North Central Expressway, Suite 300, Dallas, Texas 75231, Attention: Investor Relations. The Company's telephone number is
(214) 692-4700.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table summarizes the ratio of the Company's earnings to combined fixed charges and preferred stock dividends (the "Earnings to Combined Fixed Charges Ratio") for each of the five fiscal years of the Company ended December 31, 1996:



                                            Year Ended December 31,
                                      -----------------------------------

                                      1996    1995   1994    1993    1992
                                      ----    ----   ----    ----    ----
RATIO OF EARNINGS TO COMBINED FIXED
   CHARGES AND PREFERRED STOCK
   DIVIDENDS                             *       *      *       *       *

* Earnings were inadequate to cover fixed charges by $4,819,000, $189,000, $1,390,000, $4,923,000 and $7,117,000 in 1996, 1995, 1994, 1993 and 1992,
respectively.

                                USE OF PROCEEDS

         Unless otherwise indicated in a Prospectus Supplement with respect to the proceeds from the sale of the particular shares of Preferred Stock to which such Prospectus Supplement relates, the Company plans to use the net proceeds for working capital and general corporate purposes, including, among other things, the development and acquisition of additional properties and other acquisition transactions and the payment of certain outstanding debt.

                                  THE COMPANY

         The Company, a Georgia corporation, is the successor to a District of Columbia business trust organized pursuant to a declaration of trust dated July 14, 1961. The business trust merged into the Company on June 24, 1988. The Company invests in equity interests in real estate (including equity securities of real estate-related entities), leases, joint venture development projects and partnerships and finances real estate and real estate activities through investments in mortgage loans. The Company has invested in private and open market purchases in the equity securities of Continental Mortgage and Equity Trust ("CMET"), Income Opportunity Realty Investors, Inc. ("IORI"), Transcontinental Realty Investors, Inc. ("TCI") and National Realty, L.P. ("NRLP").

         The Company's board of directors has broad authority under the Company's governing documents to make all types of real estate investments, including mortgage loans and equity real estate investments, as well as investments in the securities of other entities, whether or not such entities are engaged in real estate related activities.

         Although the Company's board of directors is directly responsible for managing the affairs of the Company and for setting the policies which guide it, the day-to-day operations of the Company are performed by Basic Capital Management, Inc. ("BCM" or the "Advisor"). BCM is a contractual advisor under the supervision of the Company's board of directors. The duties of BCM include, among other things, locating, investigating, evaluating and recommending real estate and mortgage note investment and sales opportunities, as well as financing and refinancing sources for the Company. BCM also serves as a consultant in connection with the Company's business plan and investment policy decisions made by the Company's board of directors.

         BCM is a company owned by a trust for the benefit of the children of Gene E. Phillips, the Chairman of the Board and a Director of the Company until November 16, 1992. Gene Phillips served as a director of BCM until December 22, 1989 and as Chief Executive Officer of BCM until September 1, 1992. Gene Phillips currently serves as a representative of the trust for the benefit of his children that owns BCM and, in such capacity, Gene Phillips has substantial contact with the management of BCM and input with respect to BCM's performance of advisory services to the Company. Ryan T. Phillips, the son of Gene Phillips and a Director of the Company until June 4, 1996, is also a director of BCM and a trustee of the trust for the benefit of the children of Mr. Phillips which owns BCM. As of April 11, 1997, BCM owned 5,115,060 shares of the Company's Common Stock, approximately 39.6% of the shares then outstanding. BCM has been providing advisory services to the Company since February 6, 1989. BCM also serves as advisor to CMET, IORI and TCI. Randall M. Paulson, Bruce A. Endendyk and Thomas A. Holland, executive officers of the Company, are also executive officers of CMET, IORI and TCI. Oscar W. Cashwell, a Director of the Company, served as Executive Vice President of BCM until January 10, 1997. Randall M. Paulson, Executive Vice President of the Company, serves as President and sole director of Syntek Asset Management, Inc. ("SAMI"), the managing general partner of Syntek Asset Management, L.P. ("SAMLP"), the general partner of NRLP and National Operating, L.P. ("NOLP"), the operating partnership of NRLP. Mr. Phillips is also a general partner of SAMLP and served as a director and Chief Executive Officer of 0SAMI until May 15, 1996. SAMI is a company owned by BCM. BCM performs certain administrative functions for NRLP and NOLP on a cost reimbursement basis.

         Since February 1, 1990, affiliates of BCM have provided property management services to the Company. Currently, Carmel Realty Services, Ltd. ("Carmel, Ltd.") provides such property management services. Carmel, Ltd. subcontracts with other entities for the provision of the property-level management services to the Company at various rates. The general partner of Carmel, Ltd. is BCM. The limited partners of Carmel, Ltd. are (i) Syntek West, Inc. ("SWI"), of which Gene Phillips is the sole shareholder, (ii) Gene Phillips and

(ii) a trust for the benefit of the children of Gene Phillips. Carmel, Ltd. subcontracts the property-level management of the Company's hotels, shopping centers, one of its office buildings and the Denver Merchandise Mart to Carmel Realty, Inc. ("Carmel Realty") which is owned by SWI. Carmel Realty is entitled to receive property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Carmel, Ltd.

         Affiliates of the Advisor are also entitled to receive real estate brokerage commissions in accordance with the terms of the Advisory Agreement.

 The Company has no employees.  Employees of BCM render services to the Company.

         The Company's principal offices are located at 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. The Company's telephone number is
(214) 692-4700.


                          THE BUSINESS OF THE COMPANY

GENERAL

         The Company, a Georgia corporation, is the successor to a District of Columbia business trust. The Company elected to be treated as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), during the period June 1, 1987 through December 31, 1990. The Company allowed its REIT tax status to lapse in 1991.

         The Company's primary business is investing in equity interests in real estate (including equity securities of real estate-related entities), leases, joint venture development projects and partnerships and financing real estate and real estate activities through investments in mortgage loans, including first, wraparound and junior mortgage loans. The Company's board of directors has broad authority under the Company's governing documents to make all types of real estate investments, including mortgage loans and equity real estate investments, as well as investments in the securities of other entities, whether or not such entities are engaged in real estate related activities.
The Company does not have a policy limiting the amount or percentage of assets that may be invested in any particular property or type of property or in any geographic area. The Company's governing documents do not contain any limitation on the amount or percentage of indebtedness the Company may incur.

         The Company's business is not seasonal. The Company has determined to pursue a balanced investment policy, seeking both current income and capital appreciation. The Company's plan of operation is to continue, to the extent its liquidity permits, to make equity investments in lower risk real estate such as apartment complexes and residential development projects or equity securities of real estate-related entities and to continue to service and hold for investment its mortgage notes. The Company also intends to pursue higher risk, higher reward investments, such as developed, partially developed and undeveloped land where it can obtain financing of a significant portion of a property's purchase price. The Company intends to seek selected dispositions of certain of its assets, in particular certain of its land holdings, where the prices obtainable for such assets justify their disposition. The Company intends to continue to service and hold for investment its mortgage notes. The Company also intends to pursue its rights vigorously with respect to mortgage notes receivable that are in default.

         The Company may purchase or lease properties for long-term investment, develop or redevelop its properties or sell such properties, in whole or in part, when circumstances warrant. The Company currently participates and may continue to participate with other entities in property ownership, through joint ventures or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness that have priority over the Company's equity interest.

         The Company may repurchase or otherwise reacquire the Common Stock, Special Stock or other securities and may also invest in securities of other entities engaged in real estate activities or securities of other issuers. The Company may invest in the securities of other issuers in connection with acquisitions of indirect interests in real estate (normally general or limited partnership interests in special purpose partnerships owning one or more properties). The Company may in the future acquire all or substantially all of the securities or assets of REITs, management companies or similar entities where such investments would be consistent with its investment policies. From time to time, the Company may invest in securities of other issuers for the purpose of exercising control. It is not intended that the Company's investments in securities will require it to register as an "investment company" under the Investment Company Act of 1940, as amended, and it is intended that the Company would divest securities before any such registration would be required.

         The Company's Board of Directors may devote available assets to particular investments or types of investments, without restriction on the amount or percentage of the Company's assets that may be so devoted to a single investment or to any particular type of investment, and without limit on the percentage of securities of any one issuer that the Company may acquire. The Company's investment objectives and policies may be changed at any time by the Company's Board of Directors without the approval of the Company's shareholders.

         To the extent that its Board of Directors determines to seek additional capital, the Company may raise such capital through additional equity offerings, debt financing or retention of cash flow, or a combination of these methods. If the Company's Board of Directors determines to raise additional equity capital, it may, without stockholder approval, issue additional shares of Common Stock or Special Stock up to the amount of its authorized capital in any manner (and on such terms and for such consideration) as it deems appropriate, including in exchange for property. Such securities may be senior to the outstanding Common Stock and may include additional series' of Special Stock which may be convertible into Common Stock. Existing stockholders of the Company will have no preemptive right to purchase shares in any subsequent offering of securities by the Company, and any such offering could cause a dilution of a stockholder's investment in the Company.

         To the extent that the Company's Board of Directors determines to obtain additional debt financing, the Company intends to do so generally through mortgages on properties and drawings against revolving lines of credit. Such mortgages may be recourse, non-recourse or cross-collateralized. The Company does not have a policy limiting the number or amount of mortgages that may be placed on any particular property, but mortgage financing instruments usually limit additional indebtedness on such properties. The Company may also borrow funds through bank borrowings, publicly- and privately-placed debt instruments, or purchase money obligations to the sellers of properties, any of which indebtedness may be unsecured or may be secured by any or all of the assets of the Company or any existing or new property-owning entity in which the Company holds an interest. The Company and may have full or limited recourse to all or any portion of the assets of the Company, or any such existing or new property-owning entity. Although the Company may borrow to fund the payment of dividends, it currently has no intention or expectation that it will do so.

         The Company may seek to obtain unsecured or secured lines of credit or may determine to issue debt securities (which may be convertible into capital stock or be accompanied by warrants to purchase capital stock), or to sell or securitize its receivables. The proceeds from any borrowings may be used to finance acquisitions, to develop or redevelop properties, to refinance existing indebtedness or for working capital or capital improvements. The Company also may determine to finance acquisitions through the exchange of properties or issuance of additional Common Stock, Special Stock or other securities.

         The Company has not made loans to other entities or persons, including its officers and directors. The Company may in the future make loans to joint ventures or other entities in which it participates. The Company does not intend to engage in (i) trading, underwriting or agency distribution or sale of securities of other issuers or (ii) the active trade of loans and investments.

         Except as required under the Exchange Act, the Company is not required to make annual or other reports to its securityholders.

         The specific composition of the Company's real estate and mortgage notes receivable portfolios from time to time depends largely on the judgment of the Company's management as to changing investment opportunities and the level of risk associated with specific investments or types of investments. The Company's management intends to continue to maintain real estate and mortgage notes receivable portfolios diversified by location and type of property. In addition to its equity investments in real estate and mortgage notes, the Company has also invested in private and open market purchases of the equity securities of CMET, IORI, TCI and NRLP.

GEOGRAPHIC REGIONS

The Company has divided the continental United States into the following six geographic regions.

         Northeast region comprised of the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont, and the District of Columbia. The Company has no properties in this region.

         Southeast region comprised of the states of Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee and Virginia. The Company has one hotel in this region.

         Southwest region comprised of the states of Arizona, Arkansas, Louisiana, New Mexico, Oklahoma and Texas. The Company has one commercial property in this region.

         Midwest region comprised of the states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, West Virginia and Wisconsin. The Company has three commercial properties and one hotel in this region.

         Mountain region comprised of the states of Colorado, Idaho, Montana, Nevada, Utah and Wyoming. The Company has one commercial property and one hotel in this region.

         Pacific region comprised of the states of California, Oregon and Washington. The Company has no properties in this region.

Excluded from the above are 17 parcels of developed, partially developed and undeveloped land and a single family residence in Dallas, Texas as described below.

REAL ESTATE

         At June 30, 1997, approximately 71% of the Company's assets were invested in real estate and the equity securities of real estate entities. The Company has invested in real estate located throughout the continental United States, either on a leveraged or nonleveraged basis. The Company's real estate portfolio consists of properties held for investment, investments in partnerships, properties held for sale and investments in equity securities of CMET, IORI, TCI and NRLP.

         Types of Real Estate Investments. The Company's real estate consists of commercial properties (office buildings, shopping centers and a merchandise mart), hotels and developed, partially developed and undeveloped land. In selecting new real estate investments, the location, age and type of property, gross rents, lease terms, financial and business standing of tenants, operating expenses, fixed charges, land values and physical condition are among the factors considered. The Company may acquire properties subject to or assume existing debt and may mortgage, pledge or otherwise obtain financing for its properties. The Company's Board of Directors may alter the types of and criteria for selecting new real estate investments and for obtaining financing without a vote of the Company's stockholders.

         Although the Company has typically invested in developed real estate, the Company may also invest in new construction or development either directly or in partnership with nonaffiliated parties or affiliates (subject to approval by the Company's Board of Directors). To the extent that the Company invests in construction and development projects, the Company would be subject to business risks, such as cost overruns and construction delays, associated with such higher risk projects.

         At June 30, 1997, the Company had no properties on which significant capital improvements were in process.

         In the opinion of the Company's management, the properties owned by the Company are adequately covered by insurance.

         The following table sets forth the percentages, by property type and geographic region, of the Company's owned real estate (excluding the 29 parcels of developed, partially developed and undeveloped land, and a single family residence, described below) at June 30, 1997.

                                      Commercial
Region                                Properties                  Hotels
------                               -------------                ------
Midwest  . . . . . . . . . .              60%                       34%
Mountain . . . . . . . . . .              20                        33
Southwest  . . . . . . . . .              20                        -
Southeast  . . . . . . . . .              -                         33
                                         ---                       ---
                                         100%                      100%

         The foregoing table is based solely on the commercial square footage and hotel rooms owned by the Company, and does not reflect the value of the Company's investment in each region. Excluded from the above table are a single family residence in Dallas, Texas and 29 parcels of developed, partially developed and undeveloped land consisting of: 6 developed residential lots in a residential subdivision in Fort Worth, Texas, 2 parcels of partially developed land in Las Colinas, Texas, totaling 122.19 acres, 3.5 acres of undeveloped land in downtown Atlanta, Georgia, 42.7 acres of partially developed land in Denver, Colorado, 567.7 acres of partially developed land in Houston, Texas,
280.0 acres of partially developed land in Dallas, Texas, 78.45 acres of partially developed land in Lewisville, Texas, 452.0 acres of partially developed land in Irving, Texas, 420.0 acres of undeveloped land in Duchense, Utah, 82.4 acres of undeveloped land in Oceanside, California, 546 acres of undeveloped land in Tarrant County, Texas, 130.6 acres of undeveloped land in Harris County, Texas, four parcels of undeveloped land in Collin County, Texas, totaling 251.1 acres, 17.1 acres of undeveloped land in Farmer's Branch, Texas,
60.5 acres of undeveloped land in Plano, Texas, 1,448 acres of undeveloped land in Austin, Texas, 129.6 acres of undeveloped land in Collin County, Texas,
811.8 acres of undeveloped land in Tarrant County, Texas, and 182.5 acres of undeveloped land in Collin County, Texas, and 6 additional parcels of land totaling approximately 74.5 acres.

         A summary of the activity in the Company's owned real estate portfolio during 1996 and through June 30, 1997 is as follows:

Owned properties in real estate portfolio at January 1, 1996 . . .  15*
Properties acquired through purchase . . . . . . . . . . . . . . .  24
Properties sold  . . . . . . . . . . . . . . . . . . . . . . . . .  (1)

                                                                    --

Owned properties in real estate portfolio at
  June 30, 1997  . . . . . . . . . . . . . . . . . . . . .          38*

---------------------

* Includes one residential subdivision with 22 developed residential lots at January 1, 1996, and 10 developed residential lots at December 31, 1996.

         Properties Held for Investment. Set forth below are the Company's properties held for investment and the average annual rental rate for commercial properties and the average daily room rate for hotels and occupancy at December 31, 1996, 1995, 1994, 1993 and 1992 for commercial properties and average occupancy during 1996, 1995, 1994, 1993 and 1992 for hotels:



---------------------------------------------------------------------------------------------------------------------
                                                                                 Rent Per Square Foot
                                                                                   Average Room Rate
---------------------------------------------------------------------------------------------------------------------
                                                    Square
       Property               Location          Footage/Rooms        1996       1995      1994       1993      1992
---------------------------------------------------------------------------------------------------------------------
Office Building:
Rosedale Towers         Minneapolis, MN        84,798 Sq. Ft.       $14.88     $13.16    $14.46     $14.00    $14.43
---------------------------------------------------------------------------------------------------------------------
Shopping Center:
Oak Tree Village        Lubbock, TX            45,623 Sq. Ft.         7.98       7.34         *          *          *
Park Plaza              Manitowoc, WI         105,507 Sq. Ft.         5.61       5.72      5.65       5.65       5.25
---------------------------------------------------------------------------------------------------------------------
Merchandise Mart:
Denver Mart             Denver, CO            509,008 Sq. Ft.        15.33      14.53     14.18          *          *
---------------------------------------------------------------------------------------------------------------------
Hotels:
Best Western            Virginia Beach, VA    110 Rooms              41.11          *         *          *          *
  Oceanside
Inn at the Mart         Denver, CO            156 Rooms              46.66      44.69     42.38          *          *
Kansas City
  Holiday Inn           Kansas City, MO       196 Rooms              66.46      61.66     52.47          *          *
---------------------------------------------------------------------------------------------------------------------

*  Property was acquired in 1996, 1995 or 1994.

---------------------------------------------------------------------------
                                             Occupancy
---------------------------------------------------------------------------
       Property           1996      1995       1994       1993       1992
Office Building:
Rosedale Towers            91%       90%        94%        92%       89%
---------------------------------------------------------------------------
Shopping Center
Oak Tree Village           89%       91%          *          *         *
Park Plaza                100%       93%        93%        86%       52%
---------------------------------------------------------------------------
Merchandise Mart
Denver Mart                95%       96%        97%          *         *
---------------------------------------------------------------------------
Hotels
Best Western               42%         *          *          *         *
  Oceanside
Inn at the Mart            36%       40%        42%          *         *
Kansas City
  Holiday Inn              79%       75%        75%          *         *
---------------------------------------------------------------------------

*  Property was acquired in 1996 or 1995.

Occupancy presented above is without reference to whether leases in effect are at, below or above market rates.


         Denver Merchandise Mart. The Denver Merchandise Mart is a wholesale trade mart located in Denver, Colorado. There are no tenants occupying ten percent or more of the rentable square footage of the Denver Merchandise Mart. The principal business carried on in or from the Denver Merchandise Mart is wholesale sales of goods. The Company currently has no plans to renovate or improve the Denver Merchandise Mart.

         The following table shows selected vacancy and lease expiration information for the tenants of the Denver Merchandise Mart at June 30, 1997:


                  [Remainder of Page Intentionally Left Blank]

                                                                                                 % of
                                                       Gross                1997                 1997
                              Number of                Leased             Minimum               Minimum
                                Leases                  Area               Annual               Annual
        Year                 Expiring (a)            (Sq. Ft.)              Rent                 Rent
        ----                 ------------            ---------          -----------            --------
   Month to Month                 --                       --           $        --                 --%

        1997                      14                   17,856               225,828               4.62%

        1998                     131                   73,774             1,150,524              23.54%

        1999                     143                  103,318             1,634,016              33.43%

        2000                     117                   92,823             1,564,260              32.00%

        2001                      26                   18,711               313,464               6.41%

        2002                      --                       --                    --                 --%

        2003                      --                       --                    --                 --%

        2004                      --                       --                    --                 --%

        2005                      --                       --                    --                 --%

2006 and thereafter               1                     2,278                     1                 --%
                                 ---                  -------           -----------             ------
       TOTAL                     432                  308,760           $ 4,888,093             100.00%
                                 ===                  =======           ===========             ======

-----------------

(a) Assumes no renewal options will be exercised in order to show the earliest termination of the leases.


         In April 1996, the Company refinanced the $5.1 million of mortgage debt secured by the Denver Merchandise Mart for $15.0 million. The new loan is secured by a mortgage against the Denver Merchandise Mart and a pledge of 632,000 newly issued shares of Common Stock. The Company received net refinancing proceeds of $7.8 million after the payoff of the existing mortgage debt, purchasing the ground lease on the Denver Merchandise Mart for $678,000 and payment of various closing costs associated with the refinancing. The new loan bears interest at a variable rate, currently 10.5% per annum, requires monthly principal and interest payments of $142,000 and matures in October 1997. The current principal balance of the new loan as of August 10, 1997 is $14.8 million. The Company paid BCM a mortgage brokerage and equity refinancing fee of $150,000 based upon the $15.0 million refinancing.

         Real estate taxes are levied against the Denver Merchandise Mart for county and township, and school tax purposes. Denver Merchandise Mart paid $312,175 in real estate taxes in 1996. The 1996 millage rate was 8.8055/100. The Company estimates that Denver Merchandise Mart will owe approximately $300,000 in real estate taxes in 1997. Real estate taxes are substantially reimbursed by the tenants through real estate tax recovery billings.

         As of December 31, 1996, for Federal income tax purposes, the Company depreciates the Denver Merchandise Mart under the Modified Accelerated Cost Recovery System (MACRS) as follows:


 Buildings:

 Gross Federal Income Tax Basis                $4,938,057
 Accumulated Depreciation                      $118,308
 Depreciation Method                           MACRS - SL
 Depreciable Life                              40 years

 Land Improvements:

 Gross Federal Income Tax Basis                $2,932,033
 Accumulated Depreciation                      $136,637
 Depreciation Method                           MACRS - SL
 Depreciable Life                              40 years

 Personal Property:

 Gross Federal Income Tax Basis                $344,288
 Accumulated Depreciation                      $78,478
 Depreciation Method                           MACRS - 150%
 Depreciable Life                              10 years


         Oak Tree Village. Oak Tree Village is a retail shopping center located in Lubbock, Texas. One tenant, American Home Patient, occupies over ten percent of the rentable square footage of Oak Tree Village Shopping and the principle nature of business of such tenant is the sale of home healthcare equipment. The principal business carried on in or from the Oak Tree Village is retail sales of goods and professional services. The Company currently has no plans to renovate or improve Oak Tree Village.

         The principal tenants of Oak Tree Village are American Home Patient, Dr. Martinez and Uniform Today. The principal tenants of Oak Tree Village lease their space and the underlying land pursuant to leases which are summarized below.

                                Area         Minimum     Expiration     Renewal
    Principal Tenant         (Sq. Ft.)     Annual Rent      Date        Options
    ----------------         ---------     -----------      ----        -------
 American Home Patient         4,931         $29,900       3/31/99         No
 Dr. Martinez                  4,437         $28,841      11/30/98         No
 Uniform Today                 3,973         $40,723       2/28/02         No

         The following table shows selected vacancy and lease expiration information for the tenants of Oak Tree Village at June 30, 1997:

                                                                      % of
                                                       Gross          1997
                      Number of       Leased          Minimum        Minimum
                       Leases          Area            Annual         Annual
        Year         Expiring (a)    (Sq. Ft.)           Rent          Rent
        ----         ------------    ---------       ------------    --------
   Month to Month        --               --          $      --           --%

        1997             --               --                 --           --%

        1998              3            7,973             54,971        16.12%

        1999              6            9,769             77,165        22.63%

        2000              7           13,198            119,043        34.91%

        2001              2            4,925             36,431        10.68%

        2002              2            5,922             53,392        15.66%

        2003              --              --                 --           --%

        2004              --              --                 --           --%

        2005              --              --                 --           --%

2006 and thereafter       --              --                 --           --%
                          --          ------          ---------       ------

       TOTAL              20          41,787          $ 341,002       100.00%
                          ==          ======          =========       ======

------------------

(a) Assumes no renewal options will be exercised in order to show the earliest termination of the leases.


         Real estate taxes are levied against Oak Tree Village for county and township, and school tax purposes. Oak Tree Village paid $52,200 in real estate taxes in 1996. The 1996 millage rate was 2.3536/100. The Company estimates that Oak Tree Village will owe approximately $54,863 in real estate taxes in 1997. Real estate taxes are substantially reimbursed by the tenants through real estate tax recovery billings.

         As of December 31, 1996, for Federal income tax purposes, the Company depreciates Oak Tree Village under the Modified Accelerated Cost Recovery System (MACRS) as follows:



 Buildings:

 Gross Federal Income Tax Basis                $1,430,781
 Accumulated Depreciation                      $40,241
 Depreciation Method                           MACRS - SL
 Depreciable Life                              40 years

 Land Improvements:

 Not applicable

 Personal Property:

 Not applicable

         Park Plaza. Park Plaza is a retail shopping center located in Manitowoc, Wisconsin. Sentry Foods, a grocery store, and Big Lots, a discount department store, occupy ten percent or more of the rentable square footage of Park Plaza. The principal business carried on in or from the Park Plaza is retail sales of goods. The Company currently has no plans to renovate or improve Park Plaza.

         The principal tenants of Park Plaza lease their space and the underlying land pursuant to leases which are summarized below.

                       Area          Minimum       Expiration    Renewal
 Principal Tenant    (Sq. Ft.)     Annual Rent        Date       Options
 ----------------    ---------     -----------        ----       -------
 Sentry Foods         45,000        $242,100         2/28/06        No
 Big Lots             29,063        $100,000        11/30/98        No


         The following table shows selected vacancy and lease expiration information for the tenants of Park Plaza at June 30, 1997:


                                                               % of
                                     Gross         1997        1997
                     Number of       Leased      Minimum      Minimum
                       Leases         Area        Annual      annual
        Year        Expiring (a)   (Sq. Ft.)       Rent        Rent
        ----        ------------   ---------    ---------     -------
   Month to Month        --               --    $      --         --%

        1997             --               --           --         --%

        1998              3           33,641      141,474      23.89%

        1999              3           11,006       50,581       8.54%

        2000              1            4,224       28,512       4.81%

        2001             --               --           --         --%

        2002             --               --           --         --%

        2003              1            7,837       79,932      13.50%

        2004              1            3,533       26,749       4.52%

        2005             --               --           --         --%

2006 and thereafter       2           45,000      264,999      44.74%
                         --          -------    ---------     ------

       TOTAL             11          105,241    $ 592,247     100.00%
                         ==          =======    =========     ======

------------------

(a) Assumes no renewal options will be exercised in order to show the earliest termination of the leases.


         Real estate taxes are levied against Park Plaza for county and township, and school tax purposes. Park Plaza paid $74,553 in real estate taxes in 1996. The 1996 millage rate was 2.184/100. The Company estimates that Park Plaza will owe approximately $95,173 in real estate taxes in 1997. Real estate taxes are substantially reimbursed by the tenants through real estate tax recovery billings.

         As of December 31, 1996, for Federal income tax purposes, the Company depreciates Park Plaza under the Modified Accelerated Cost Recovery System (MACRS) as follows:

 Buildings:

 Gross Federal Income Tax Basis                $3,583,779
 Accumulated Depreciation                      $414,373
 Depreciation Method                           MACRS - SL
 Depreciable Life                              40 years

 Land Improvements:

 Gross Federal Income Tax Basis                $1,058,435
 Accumulated Depreciation                      $83,715
 Depreciation Method                           MACRS - SL
 Depreciable Life                              40 years

 Personal Property:

 Not applicable.


         Rosedale Towers. Rosedale Towers is a commercial office building located in Minneapolis, Minnesota. One tenant, Guasman & Moore, occupies ten percent or more of the rentable square footage of the Rosedale Towers and the principle nature of business of such tenant is engineering. The principal businesses carried on in or from the Rosedale Towers are financial services and insurance. The Company currently has no plans to renovate or improve Rosedale Towers.

         The principal tenants of Rosedale Towers are Guasman & Moore, FBS Mortgage and Frank & Riach. The principal tenants of Rosedale Towers lease their space and the underlying land pursuant to leases which are summarized below.

                       Area        Minimum       Expiration      Renewal
 Principal Tenant   (Sq. Ft.)    Annual Rent        Date         Options
 ----------------   ---------    -----------        ----         -------
 Guasman & Moore      11,143       $161,574         3/31/03          No
 FBS Mortgage          4,806        $73,292         6/30/98          No
 Frank & Riach         4,432        $68,696        10/31/97          No

         The following table shows selected vacancy and lease expiration information for the tenants of the Rosedale Towers at June 30, 1997:

                                                                % of
                                      Gross         1997        1997
                      Number of       Leased      Minimum      Minimum
                        Leases         Area        Annual      Annual
        Year         Expiring (a)   (Sq. Ft.)       Rent        Rent
        ----         ------------   ---------   ----------    --------
   Month to Month         1              400     $   6,804       0.61%

        1997              8           10,354       161,914      14.62%

        1998              9           16,423       252,404      22.80%

        1999              9           18,088       271,374      24.51%

        2000              7           10,852       168,880      15.25%

        2001              4            7,214        84,307       7.61%

        2002             --               --            --         --%

        2003              1           11,143       161,574      14.60%

        2004             --               --            --         --%

        2005             --               --            --         --%

2006 and thereafter      --               --            --         --%
                         --           ------     ---------   ---------

       TOTAL             39           74,474     1,107,257     100.00%
                         ==           ======     =========   =========

-----------------

(a) Assumes no renewal options will be exercised in order to show the earliest termination of the leases.


         In August 1996, the Company refinanced the $2.4 million of mortgage debt secured by the Rosedale Towers for $2.8 million. The Company received net refinancing proceeds of $154,000 after the payoff of the existing mortgage debt and payment of various closing costs associated with the refinancing. The Company also received 564,704 shares of Common Stock that it had pledged as additional collateral on the retired mortgage debt. The new loan bears interest at 9.05% per annum, requires monthly principal and interest payments of $24,000 and matures in August 2006. The current principal balance of the new loan as of August 1, 1997 is $2.8 million. The Company paid BCM a mortgage brokerage and equity refinancing fee of $28,000 based upon the $2.8 million refinancing.

         Real estate taxes are levied against Rosedale Towers for county and township, and school tax purposes. Rosedale Towers paid $216,045 in real estate taxes in 1996. The 1996 millage rate was 6.5468/100. The Company estimates that Rosedale Towers will owe approximately $220,000 in real estate taxes in 1997. Real estate taxes are substantially reimbursed by the tenants through real estate tax recovery billings.

         As of December 31, 1996, for Federal income tax purposes, the Company depreciates Rosedale Towers under the Modified Accelerated Cost Recovery System (MACRS) as follows:

 Buildings:

 Gross Federal Income Tax Basis                $1,893,482
 Accumulated Depreciation                      $279,151
 Depreciation Method                           MACRS - SL

 Depreciable Life                              40 years
 Land Improvements:

 Gross Federal Income Tax Basis                $865,784
 Accumulated Depreciation                      $45,778
 Depreciation Method                           MACRS - SL
 Depreciable Life                              40 years

 Personal Property:

 Not applicable.


         Inn at the Mart. The Inn at the Mart is a 156 room hotel located in Denver, Colorado. The Company currently has no plans to renovate or improve the Inn at the Mart.

         In August 1996, the Company financed the previously unencumbered Inn at the Mart for $2.0 million to facilitate renovation of the property. the Company received net financing proceeds of $890,000 after the payment of various closing costs associated with the financing and a $1.1 million renovation holdback. The lender advanced the $1.1 million renovation holdback in December 1996. The new loan bears interest at a variable rate, currently 10.50% per annum and requires monthly interest only payments through February 1, 1998. Commencing March 1, 1998, monthly payments of interest plus a $3,000 principal paydown are required until maturity on September 1, 2001. The current principal balance on the new loan as of August 1, 1997 is $2.0 million. The Company paid BCM a mortgage brokerage and equity refinancing fee of $9,500 based upon the $2.0 million financing.

         Real estate taxes are levied against Inn at the Mart for county and township, and school tax purposes. Inn at the Mart paid $47,304 in real estate taxes in 1996. The 1996 millage rate was 0.087871/100. The Company estimates that Inn at the Mart will owe approximately $47,403 in real estate taxes in 1997. Real estate taxes are substantially reimbursed by the tenants through real estate tax recovery billings.

         As of December 31, 1996, for Federal income tax purposes, the Company depreciates Inn at the Mart under the Modified Accelerated Cost Recovery System (MACRS) as follows:


 Buildings:

 Gross Federal Income Tax Basis                $402,916
 Accumulated Depreciation                      $33,996
 Depreciation Method                           MACRS - SL
 Depreciable Life                              40 years

 Land Improvements:

 Gross Federal Income Tax Basis                $49,347
 Accumulated Depreciation                      $4,165
 Depreciation Method                           MACRS - SL
 Depreciable Life                              40 years

 Personal Property:

 Gross Federal Income Tax Basis                $279,285
 Accumulated Depreciation                      $80,164
 Depreciation Method                           MACRS - 150%
 Depreciable Life                              10 years

         Best Western Oceanside. The Best Western Oceanside is a 110 room hotel located in Virginia Beach, Virginia. In December 1996, the Company purchased the Best Western Oceanside for $6.8 million. The Company acquired the property through Ocean Beach Partners, L.P. ("Ocean LP"), a newly formed partnership of which a wholly-owned subsidiary of the Company is the 1% general partner and the Company is the 99% Class B limited partner. In conjunction with the acquisition, Ocean, LP issued 1,813,660 Class A limited partner units in Ocean LP having an agreed value of $1.00 per partnership unit to the former owners of the property. The Class A limited partner units are entitled to a $.095 per unit annual preferred return. The Class A limited partners do not otherwise participate in the income, loss or cash flow of the partnership. The Class A limited partner units may be exchanged for Series D Cumulative Preferred Stock in the Company at a rate of 20 units per share of Preferred Stock. The Company obtained new mortgage financing for the remaining $5.0 million of the purchase price. The new loan bears interest at 9.94% per annum, requires monthly payments of principal and interest of $49,000 and matures in January 2007. The current principal balance on the new loan as of August 1,
1997 is $5.0 million.   The Company currently has no plans to renovate or
improve the Best Western Oceanside.

         Real estate taxes are levied against Best Western Oceanside for county and township, and school tax purposes. Best Western Oceanside paid $62,634 in real estate taxes in 1996. The 1996 millage rate was 1.18/100. The Company estimates that Best Western Oceanside will owe approximately $71,126 in real estate taxes in 1997. Real estate taxes are substantially reimbursed by the tenants through real estate tax recovery billings.

         As of December 31, 1996, for Federal income tax purposes, the Company depreciates Best Western Oceanside under the Accelerated Cost Recovery System
(ACRS) as follows:


 Buildings:

 Gross Federal Income Tax Basis                $3,849,069
 Accumulated Depreciation                      $2,748,157
 Depreciation Method                           ACRS - SL
 Depreciable Life                              15 years

 Land Improvements:

 Gross Federal Income Tax Basis                $51,189

 Accumulated Depreciation                      $43,528
 Depreciation Method                           ACRS - SL
 Depreciable Life                              15 years

 Personal Property:

 Gross Federal Income Tax Basis                $472,741
 Accumulated Depreciation                      $271,794
 Depreciation Method                           200% DB
 Depreciable Life                              7 years


         Kansas City Holiday Inn. The Kansas City Holiday Inn is a 196 room hotel located in Kansas City, Missouri. In December 1996, the Company obtained second lien financing on the Kansas City Holiday Inn of $3.2 million. The Company received net financing proceeds of $3.0 million after the payment of various closing costs associated with the financing. The mortgage bears interest at 15% per annum, requires monthly interest payments of $41,000 and
matures in February 1999.   The current principal balance on the second lien
loan as of August 1, 1997 is $3.2 million. In March 1995, the Company exercised its option to extend the maturity date of the first lien loan secured by the Kansas City Holiday Inn from March 1995 to March 1997. In April and October 1995, the Company refinanced the first lien mortgage debt in the amount of $6.0 million. The

Company received net cash of $2.8 million after the payoff of $2.9 million of the existing first lien mortgage debt and various closing costs associated with the refinancing. The new first lien mortgage bears interest at 9.45% per annum, requires monthly principal and interest payments of $56,000 and matures in November 2005. The current principal balance of the first lien loan as of August 1, 1997 is $5.8 million. The Company currently has no plans to renovate or improve the Kansas City Holiday Inn.

         Real estate taxes are levied against the Kansas City Holiday Inn for county and township, and school tax purposes. The Kansas City Holiday Inn paid $99,783 in real estate taxes in 1996. The 1996 millage rate was 7.08/100. The Company estimates that the Kansas City Holiday Inn will owe approximately $102,776 in real estate taxes in 1997. Real estate taxes are substantially reimbursed by the tenants through real estate tax recovery billings.

         As of December 31, 1996, for Federal income tax purposes, the Company depreciates the Kansas City Holiday Inn under the Modified Accelerated Cost Recovery System (MACRS) as follows:

 Buildings:

 Gross Federal Income Tax Basis                $5,905,794
 Accumulated Depreciation                      $436,783
 Depreciation Method                           MACRS - SL
 Depreciable Life                              40 years

 Land Improvements:

 Gross Federal Income Tax Basis                $2,025,540
 Accumulated Depreciation                      $114, 243
 Depreciation Method                           MACRS - SL
 Depreciable Life                              40 years

 Personal Property:

 Not applicable.


         Properties Held for Sale. Set forth below are the Company's properties held for sale, primarily undeveloped, partially developed and undeveloped land, and the average annual rental rate and an occupancy at December 31, 1996, 1995, 1994, 1993 and 1992 of its commercial property:

-------------------------------------------------------------------------------------------------------------
                                                                          Rent Per Square Foot
 Property                               Acres/Lots/          ------------------------------------------------
 Office Building     Location           Square Footage       1996      1995       1994       1993      1992
 ---------------     --------           --------------       ----      ----       ----       ----      ------
 Mopac               St. Louis, MO      400,000 Sq. Ft.     $   .16   $   .17    $   .14     $  .14    $  .14
-------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------
                                         Occupancy
                            -----------------------------------------
 Property
 Office Building       1996      1995       1994      1993       1992
 ---------------       ----      ----       ----      ----       ----
 Mopac                100%      100%       100%      100%       100%
---------------------------------------------------------------------


Land

Atlanta             Atlanta, GA          3.5 Acres
Las Colinas I       Las Colinas, TX      68.0 Acres
BP Las Colinas      Las Colinas, TX      60.3 Acres
Rivertrails I       Ft. Worth, TX        10.0 Lots
Parkfield           Denver, CO           442.7 Acres
Pin Oak             Houston, TX          567.7 Acres
Valwood             Dallas, TX           280.0 Acres
Lewisville          Lewisville, TX       78.5 Acres
Valley Ranch        Irving, TX           452.0 Acres
Jeffries Ranch      Oceanside, CA        82.4 Acres
Bad Lands           Duchense, Utah       420.0 Acres
Other
 (6 properties)     Various              74.5 Acres


         In October 1995, the Company purchased BP Las Colinas, a 92.6 acre parcel of partially developed land in Las Colinas, Texas. In February 1996, the Company entered into a contract to sell 72.5 acres of such parcel for $12.9 million. The contract called for the sale to close in two phases. In July 1996, the Company completed the first phase sale of 32.3 acres for $4.9 million in cash. In accordance with the terms of the term loan secured by such property, the Company applied the net proceeds of the sale, $4.7 million, to pay down the term loan, in exchange for that lenders' release of its collateral interest in the 32.3 acres sold. The Company recognized a gain of $2.0 million on such sale. In February 1997, the Company completed the second phase sale of 40.2 acres for $8.0 million, of which $7.2 million was paid in cash. Of the net sales proceeds of $6.9 million, $1.5 million was used to payoff the underlying debt secured by the BP Las Colinas parcel, pay a $500,000 maturity fee to the lender, make a $1.5 million principal paydown on a note secured by Parkfield land in Denver, Colorado with the same lender, and $1.0 million was applied as a principal paydown on the term loan secured by the Las Colinas I land parcel. In conjunction with the sale the Company provided $800,000 in purchase money financing in the form of a six month unsecured loan. The loan bears interest at 12% per annum, with all accrued but unpaid interest and principal due at maturity. The Company recognized a gain of $3.4 million on such sale, deferring an additional $800,000 of gain until the loan is paid in full. The Company paid a real estate brokerage commission of $239,000 to Carmel Realty based on the $8.0 million sales price of the property.

         In March 1996, the Company sold 2.3 acres of the Las Colinas I land parcel for $961,000 in cash. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net proceeds of the sale, $891,000, to pay down the term loan. The Company recognized a gain of $538,000 on the sale. In May 1996, the Company sold an additional 2.3 acres of the Las Colinas I land parcel for $941,000 in cash. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net proceeds of the sale of $864,000 to pay down the term loan. The Company recognized a gain of $534,000 on the sale.

         In June 1996, the Company purchased Parkfield land, 442.7 acres of partially developed land in Denver, Colorado, for $8.5 million. In connection with the acquisition, the Company obtained mortgage financing of $7.5 million and issued to the seller 15,000 shares of the Company's Series C Cumulative Convertible Preferred Stock with an aggregate liquidation preference of

$1.5 million. The excess financing proceeds of $500,000 were applied to the payment of various closing costs associated with the acquisition. The loan bears interest at 15% per annum, requires monthly interest only payments at a rate of 12% per annum, with the remaining 3% being deferred and added to the principal balance of the loan. The principal balance, accrued and unpaid interest and a $600,000 "maturity fee" is due at the loan's maturity in June 1998. The Company paid a real estate brokerage commission of $255,000 to Carmel Realty, based on the $8.5 million purchase price.

         Also in June 1996, the Company sold for $120,000 in cash a parcel of land in Midland, Michigan that was leased under a long-term ground lease. The Company recognized a gain of $44,000 on the sale.

         In July 1996, the Company purchased Pin Oak land, 567.7 acres of partially developed land in Houston, Texas for $6.2 million. The Company paid $451,000 in cash and obtained seller mortgage financing for the remaining $5.7 million of the purchase price. The loan bears interest at 9% per annum, required a $500,000 principal and interest payment on November 1, 1996 and requires quarterly principal and interest payments of $145,000, thereafter. The loan matures in August 1998. The Company paid a real estate brokerage commission of $187,000 to Carmel Realty based on the $6.2 million purchase price. In September 1996, the Company entered into a contract to sell the land for a price in excess of the land's purchase price and carrying and estimated selling costs. The sale, should it be consummated, would close on or about December 1, 1997.

         In August 1996, the Company purchased a pool of assets for $3.1 million from Southmark Corporation ("Southmark"), consisting of a total of
151.5 acres of unimproved land in California, Indiana and Idaho, various percentage interests, ranging from 15% to 45%, in five partnerships and trusts that hold an unsecured note receivable with a principal balance of $3.4 million and Southmark's 19.2% limited partner interest in SAMLP, as more fully discussed in "Investments in Real Estate Investment Trusts and Real Estate Partnerships," below. To complete the acquisition, the Company borrowed an additional $3.0 million from the lender whose term loan is secured by the Las Colinas I land in Las Colinas, Texas. The term loan was amended to increase the loan amount from $10.9 million to $13.9 million. The $3.0 million advance is secured by the 82.4 acres of unimproved land acquired from Southmark in Oceanside, California and the 19.2% limited partner interest in SAMLP.

         Also in August 1996, the Company purchased Valwood land, 280 acres of partially developed land in Dallas County, Texas, for $13.5 million. The Company paid $3.8 million in cash and obtained new mortgage financing for the remaining $9.7 million of the purchase price as a third advance under the term loan from the Las Colinas I lender discussed above. The term loan was again amended increasing the term loan amount from $13.9 million to $19.5 million with an additional $4.0 million being loaned on an overline advance note. The amendment also changed the principal reduction payments to $2.0 million in November 1996 and $3.0 million on the last day of March 1997, June 1997, September 1997 and January 1998, and added 240 acres of the Valwood land as additional collateral on the term loan. All other terms of the term loan remained unchanged. The Company paid a real estate brokerage commission of $406,000 to Carmel Realty based on the $13.5 million purchase price. The $4.0 million overline advance note was repaid in full in December 1996.

         In November 1996, the Company sold an additional 2.2 acres of the Las Colinas I land parcel for $899,000 in cash. The Company used the net proceeds of the sale of $749,000 to pay down the term loan secured by such parcel in accordance with provisions of the loan. The Company recognized a gain of $505,000 on the sale. At December 31, 1996, 68 acres of the Las Colinas I land remained to be sold.

         Also in November 1996, the Company purchased Lewisville land, 78.5 acres of undeveloped land in Lewisville, Texas, for $3.6 million. The Company paid $1.1 million in cash and obtained mortgage financing for the remaining $2.5 million of the purchase price. The mortgage bears interest at 10% per annum, requires an annual interest payment of $250,000 on November 9, 1997, and quarterly interest payments of $62,500 thereafter. The loan matures in October 1999. The Company paid a real estate brokerage commission of $237,000 to Carmel Realty based on the $3.6 million purchase price.

         Also in December 1996, the Company purchased Valley Ranch land, 452 acres of partially developed land in Irving, Texas, for $15.5 million. In conjunction with the acquisition, a wholly owned subsidiary of the Company became the 1% general partner and the Company became the 99% Class B limited partner in Valley Ranch Limited Partnership ("VRLP"). VRLP ,in turn issued 8,000,000 Class A limited partner units having an agreed value of $1.00 per partnership unit to the former VRLP limited partners. The Class A limited partner units are entitled to a $.10 per unit preferred annual return for 36-months and $.11 per unit preferred annual return thereafter. The Class A limited partners do not otherwise participate in the income, loss or cash flow of the partnership. The Class A limited partner units may be exchanged for Series E Cumulative Convertible Preferred Stock of the Company at a rate of 100 units per share of Preferred Stock. VRLP obtained new mortgage financing for the remaining $7.7 million of the purchase price. The mortgage bears interest at a variable rate currently 10.25% per annum, requires monthly interest payments of $70,000, and matures in December 1999. The Company paid a real estate brokerage commission of $135,000 to Carmel Realty based on the $15.5 million purchase price.

         In January 1997, the Company sold 3.0 acres of the Las Colinas I land in Las Colinas, Texas, for $1.2 million in cash. The Company recognized a gain of $697,000 on the sale.

         In January 1997, the Company purchased Scout land, 546 acres of undeveloped land in Tarrant County, Texas, for $2.2 million. The Company paid $725,000 in cash and obtained mortgage financing for the remaining $1.5 million of the purchase price. The mortgage bears interest at 16% per annum, requires quarterly interest payments of $61,000 beginning on April 15, 1997, and matures in January 2000. The Company paid a real estate brokerage commission of $135,000 to Carmel Realty based on $2.2 million purchase price.

         In March 1997, the Company purchased Katy Road land, 130.6 acres of undeveloped land in Harris County, Texas for $5.6 million. The Company paid $1.6 million in cash and obtained seller financing for the remaining $4.0 million of the purchase price. The mortgage bears interest at 9% per annum, requires quarterly interest-only payments of $92,000, and matures in March 2000. The Company paid a real estate brokerage commission of $209,000 to Carmel Realty based on the $5.6 million purchase price.

         In April 1997, the Company purchased McKinney Corners I, 30.4 acres of undeveloped land in Collin County, Texas for $3.5 million. The Company paid $1.0 million in cash and obtained mortgage financing for the remaining $2.5 million of the purchase price. The loan bears interest at 14% per annum, requires monthly interest-only payments of $29,000 and matures in April 1998. The Company paid a real estate brokerage commission of $208,000 to Carmel Realty based on the $3.5 million purchase price of the property.

         In April 1997, the Company purchased McKinney Corners II, 173.9 acres of undeveloped land in Collin County, Texas, for $5.7 million. The Company paid $700,000 in cash and obtained mortgage financing for the remaining $5.0 million of the purchase price as a fourth advance under the term loan from the Las Colinas I lender. The term loan was amended increasing the term loan amount from $19.5 million to $24.5 million. The amendment also changed the required principal reduction payments to $500,000 in June, July, September and October 1997 and $1.0 million in August and November 1997. The McKinney Corners II land was added as additional collateral on the term loan. The Company paid a real estate brokerage commission of $343,000 to Carmel Realty based on the $5.7 million purchase price of the property.

         In April of 1997, the Company sold 3.115 acres of the Las Colinas I land for $1.3 million in cash. The Company used $1.0 million of the sales proceeds as a collateral escrow deposit in accordance with the provision of the Valley Ranch land loan. The Company recognized a gain of $648,000 on the sale. The Company paid a real estate brokerage commission of $38,000 to Carmel Realty based on the $1.3 million sales price of the property.

         In May 1997, the Company purchased McKinney Corners III land, 15.5 acres undeveloped land in Collin County, Texas, for $896,000 in cash. The Company paid a real estate brokerage commission of $54,000 to Carmel Realty based on the $896,000 purchase price of the property.

         In May 1997, the Company purchased Lacy Longhorn land, 17.1 acres of undeveloped land in Farmers Branch, Texas, for $1.8 million. The Company paid $200,000 in cash and obtained seller financing of the remaining $1.6 million of the purchase price. The loan bears interest at 10% per annum, requires monthly principal and interest payments of $400,000 and matures in October 1997. The Company paid a real estate brokerage commission of $105,000 to Carmel Realty based on the $1.8 million purchase price of the property.

         In May 1997, the Company purchased Chase Oaks land, 60.5 acres of undeveloped land in Plano, Texas, for $4.2 million. The Company paid $200,000 in cash and obtained seller financing of the remaining $4.0 million of the purchase price. The note bears interest at 18% per annum, requires monthly interest only payments of $60,000 and matures May 2000. The Company paid a real estate brokerage commission of $250,000 to Carmel Realty based on the $4.2 million purchase price of the property.

         In May 1997, the Company purchased Pioneer Crossing land, 1,448 acres of undeveloped land in Austin, Texas, for $21.5 million. The Company paid $5.4 million in cash and obtained seller financing of the remaining $16.1 million of the purchase price. The notes bear interest at 9.5% per annum, requires monthly interest only payments of $127,000 and matures in May 2001. The Company paid a real estate brokerage commission of $675,000 to Carmel Realty based on the $21.5 million purchase price of the property.

         In June 1997, the Company purchased Kamperman land, 129.6 acres of undeveloped land in Collin County, Texas, for $5.0 million in cash. The Company simultaneously closed on a sale of 99.7 acres for $4.5 million in cash. The Company recognized a $215,000 gain on the sale. The Company paid a real estate brokerage commission of $152,000 to Carmel Realty based on the $5.0 million purchase price of the property and $135,000 to Carmel Realty based on the $4.5 million sales price of a portion of the property.

         Also in June 1997, the Company purchased Keller land, 811.8 acres of undeveloped land in Tarrant County, Texas, for $6.3 million. The Company paid $2.3 million in cash and obtained mortgage financing for the remaining $4.0 million of the purchase price. The loan bears interest at 12.95% per annum, requires monthly interest only payments of $43,000 and matures in June 1998. The Company paid a real estate brokerage commission of $280,000 to Carmel Realty based on the $6.3 million purchase price of the property.

         In June 1997, the Company purchased McKinney Corners IV land, 31.3 acres of undeveloped land in Collin County, Texas, for $2.4 million. The Company paid $400,000 in cash and obtained mortgage financing for the remaining $2.0 million of the purchase price, as a fifth advance under the term loan from the Las Colinas I lender. The McKinney Corners IV land was added as additional collateral on the term loan. The Company paid a real estate brokerage commission of $151,000 to Carmel Realty based on the $2.4 million purchase price of the property.

         Also in June 1997, the Company purchased Pantex land, 182.5 acres of undeveloped land in Collin County, Texas, for $5.4 million. The Company paid $900,000 in cash and obtained seller financing of the remaining $4.5 million of the purchase price. The note bears interest at 10.5% per annum, requires semiannual interest only payments of $239,000 and matures in December 2000.
The Company paid a real estate brokerage commission of $321,000 to Carmel Realty based on the $5.4 million purchase price of the property.

         In July 1997, the Company sold 3.9 acres of the Las Colinas I land in Las Colinas, Texas, for $1.6 million in cash. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net sales proceeds of $1.4 million, to paydown the term loan in exchange for that lender's release of its collateral interest in such land. The Company will record a gain of approximately $750,000 on such sale. The Company paid a real estate brokerage commission of $48,000 to Carmel Realty based on the $1.6 million sales price of the property.

         In July 1997, the Company purchased Dowdy and McKinney Corners V land, which parcels are adjacent to the Company's other McKinney Corners land, and consists of a total of 175 acres of undeveloped land in Collin County, Texas, for $2.9 million. The Company obtained mortgage financing of $3.3 million as a sixth advance under the term loan from the Las Colinas I lender. The Dowdy land, McKinney Corners V land and McKinney Corners III land were added as additional collateral on the term loan. The Company paid a real estate brokerage commission of $173,000 to Carmel Realty based on the $2.9 million purchase price of the properties.

         In July 1997, the Company purchased Perkins land, 645.4 acres of undeveloped land in Collin County, Texas, for $5.8 million. The Company paid $3.3 million in cash and assumed the existing mortgage of $2.5 million. The loan bears interest at 8.5% per annum, requires quarterly interest only payments of $53,000 and matures in March 2002. The Company paid a real estate brokerage commission of $224,000 to Carmel Realty based on the $5.8 million purchase price of the property.

         In July 1997, the Company obtained a third mortgage loan of $2.0 million from the second mortgage lender on the Pin Oak land. The loan bears interest at 12% per annum compounded monthly and matures in December 1997.

         In July 1997, the Company purchased LBJ land, 10.4 acres of undeveloped land in Dallas County, Texas, for $2.3 million. The Company paid $300,000 in cash and obtained seller financing of the remaining $2.0 million of the purchase price. The loan bears interest at 13% per annum, with interest and principal payable at maturity in October 1997.

         In July 1997, the Company purchased an additional 9% interest in Campbell Center Joint Venture, for $868,000 in cash, increasing to 36% the Company's interest in the Campbell Center Joint Venture.

         In 1991, the Company purchased all of the capital stock of a corporation which owned 198 developed residential lots in Fort Worth, Texas. Through December 31, 1996, 188 of the residential lots had been sold. During 1997, 4 additional lots were sold for an aggregate gain of $8,000. At June 30, 1997, 6 lots remained to be sold.

         In November 1991, the Company transferred the Porticos Apartments to IORI in satisfaction, at the time, of the Company's $3.6 million obligation to IORI. The Company recorded a deferred gain of $3.0 million on the transfer. In June 1997, IORI sold the property, and accordingly the Company recognized such previously deferred gain.

MORTGAGE LOANS

         In addition to real estate, a substantial portion of the Company's assets have been and are expected to continue to be invested in mortgage notes receivable, principally those secured by income-producing real estate. The Company's mortgage notes receivable consist of first, wraparound, and junior mortgage loans.

         Types of Mortgage Activity. In addition to originating its own mortgage loans, the Company has acquired existing mortgage notes either directly from builders, developers or property owners, or through mortgage banking firms, commercial banks or other qualified brokers. BCM, in its capacity as a mortgage servicer, services the Company's mortgage notes receivable.

         Types of Properties Subject to Mortgages. The types of properties securing the Company's mortgage notes receivable portfolio at June 30, 1997 consisted of office buildings, apartment complexes, shopping centers, single-family residences, hotels and developed land. The Company's Board of Directors may alter the types of properties subject to mortgages in which the Company invests without a vote of the Company's stockholders.

         At June 30, 1997, the obligors on $10.0 million or 20% of the Company's mortgage notes receivable portfolio were affiliates of the Company. Also at that date, $149,000 or 0.3% of the Company's mortgage notes receivable portfolio was in default.

         The following table sets forth the percentages (based on the outstanding mortgage note balance at June 30, 1997), by both property type and geographic region, of the properties that serve as collateral for the Company's mortgage notes receivable at June 30, 1997.

                                               Commercial
Region                  Apartments             Properties           Total
------                  ----------             -------------        -----
Mountain . . . .           --                     75.02%             75.02%
Southeast  . . .           --                     15.89              15.89
Southwest  . . .          2.50                     6.59               9.09
Midwest  . . . .           --                       --                 -
Northeast  . . .           --                       --                 -
                          ----                   ------             ------
                          2.50%                   97.50%            100.0%

A summary of the activity in the Company's mortgage notes receivable portfolio during 1996 and through June 30, 1997 is as follows:


    Loans in mortgage notes receivable portfolio
        at January 1, 1996  . . . . . . . . . . . .  10*
     Loans funded . . . . . . . . . . . . . . . . .   4
     Loan paid in full  . . . . . . . . . . . . . .  (4)

                                                   -----
     Loans in mortgage notes receivable portfolio
         at June 30, 1997 . . . . . . . . . . . . .  10

--------------------------

* Includes a mortgage note receivable collateralized by three condominium mortgage loans.

         During 1996, the Company collected $4.3 million in interest and $1.5 million in principal on its mortgage notes receivable. During the first six months of 1997, the Company collected $2.1 million in interest and $5.3 million in principal on its mortgage notes receivable. The Company plans, for the foreseeable future, to hold, to the extent its liquidity permits, rather than to sell in the secondary market, the mortgage notes in its portfolio.

         First Mortgage Loans. The Company may invest in first mortgage loans, with either short-, medium- or long-term maturities. First mortgage loans generally provide for level periodic payments of principal and interest sufficient to substantially repay the loan prior to maturity, but may involve interest-only payments or moderate or negative amortization of principal and a "balloon" principal payment at maturity. With respect to first mortgage loans, it is the Company's general policy to require that the borrower provide a mortgagee's title policy or an acceptable legal opinion of title as to the validity and the priority of the mortgage lien over all other obligations, except liens arising from unpaid property taxes and other exceptions normally allowed by first mortgage lenders in the relevant area. The Company may grant to other lenders participations in first mortgage loans originated by the Company.

         The following discussion briefly describes the events that affected previously funded first mortgage loans during 1996 and through June 30, 1997.

         The borrower on a $1.7 million mortgage note receivable secured by land in Osceola, Florida, failed to pay the note on its November 1, 1993 maturity. The Company instituted foreclosure proceedings and was awarded summary judgment in January 1994. During 1994 and 1995, the borrower paid the Company a total of $270,000 in nonrefundable fees to delay foreclosure of the property until April 24, 1995. On April 21, 1995, the borrower filed for bankruptcy protection. On August 24, 1996, the bankruptcy court's stay was lifted allowing the Company to proceed with foreclosure. The note had a principal balance of $1.6 million at December 31, 1996. On February 21, 1997, the Company sold its note for $1.8 million in cash. The Company recognized a gain of approximately $171,000 on the sale.

         Wraparound Mortgage Loans. The Company may invest in wraparound mortgage loans, sometimes called all-inclusive loans, made on real estate subject to prior mortgage indebtedness. A wraparound mortgage note is a mortgage note having an original principal amount equal to the outstanding balance under the prior existing mortgage loan plus the amount actually advanced under the wraparound mortgage loan.

         Wraparound mortgage loans may provide for full, partial or no amortization of principal. The Company's policy is to make wraparound mortgage loans in amounts and on properties as to which it would otherwise make a first mortgage loan. The following discussion briefly describes events that affected previously funded wraparound mortgage loans during 1996 and through June 30, 1997.

         In February 1996, the Company refinanced the $7.8 million of debt collateralized by a mortgage note receivable with a principal balance of $18.2 million at December 31, 1996, which is secured by a shopping center in Las Vegas, Nevada, for $12.0 million. The Company received net refinancing proceeds of $2.3 million after the payoff of the existing debt, payment of various closing costs associated with the refinancing and making a $1.5 million paydown on the term loan secured by the Las Colinas I land in Las Colinas, Texas, in exchange for that lender's release of its participation in the note receivable. The new loan bears interest at 15% per annum, requires monthly principal and interest payments of $152,000 and matures in February 1998.

         In August 1990, the Company foreclosed on its fourth lien note receivable secured by the Continental Hotel and Casino in Las Vegas, Nevada. The Company acquired the hotel and casino through foreclosure subject to first and second lien mortgages totaling $10.0 million. In June 1992, the Company sold the hotel and casino for a $22.0 million wraparound mortgage note receivable, a $500,000 unsecured note receivable, which was collected in full, and $100,000 in cash. The $22.0 million note bears interest at 11% and was scheduled to mature in July 1995. The Company recorded a deferred gain of $4.6 million in connection with the sale of the hotel and casino resulting from a disputed third lien mortgage being subordinated to the Company's wraparound mortgage note receivable. The Company and the borrower agreed to extend the Company's wraparound mortgage note receivable to December 31, 1995. A one percent extension fee was added to the principal balance of the wraparound mortgage note. The monthly payments on the note remained at $175,000 per month as did the other terms of the note. At the note's extended maturity, the Company and the borrower again agreed to extend the Company's wraparound mortgage note to July 1, 1996. A one percent extension fee was again added to the principal balance of the Company's wraparound mortgage note. The monthly payments on the wraparound mortgage note remained at $175,000 per month as did the other terms of the note. The Company's modified wraparound note continued to accrue interest at 11% per annum with any unpaid interest being added monthly to the principal balance. In March 1997, the wraparound note was again modified and extended. The wraparound note now matures in June 1999 with the borrower having two one year extension options. The modified wraparound note bears interest at 10.5% per annum the first year, 11.5% per annum the second year and $12.5% per annum the third year and in any extension period and requires an annual $500,000 principal paydown. The borrower is also required to invest $2.0 million in improvements to the hotel and casino within four months of the March 1997 modification and an additional $2.0 million prior to December 1997. The borrower has also pledged 1,500,000 shares of common stock in Crowne Ventures, Inc., as additional collateral. The borrower is making payments in accordance with the terms of the modified note. The Company's wraparound mortgage note receivable had a principal balance of $27.6 million at December 31, 1996. Prior to the March 1997 modification and extension, the Company recognized interest income on this wraparound mortgage note only to the extent interest was collected.

         In April 1996, the underlying liens relating to this wraparound mortgage note receivable were refinanced for $16.8 million. The Company received net cash of $11.2 million after the payoff of the underlying liens then totaling $2.9 million, the payment of various closing costs associated with the refinancing and making a $1.4 million paydown on the term loan secured by the Las Colinas I land in Las Colinas, Texas, in exchange for that lender's release of its participation in the wraparound note receivable. The new underlying lien bears interest at 16.5% per annum, requires monthly interest only payments of $180,000, at a rate of 12.5% per annum, with the remaining 4% being deferred and added to the loan's principal balance. The loan matures in April 1998. The Company paid BCM a mortgage brokerage and equity refinancing fee of $168,000 based upon the $16.8 million refinancing.

         Junior Mortgage Loans. The Company may invest in junior mortgage loans. Such notes are secured by mortgages that are subordinate to one or more prior liens either on the fee or a leasehold interest in real estate. Recourse on such notes ordinarily includes the real estate which secures the note, other collateral and personal guarantees of the borrower.

         The following discussion briefly describes the junior mortgage loans funded in 1996 and during the first six months of 1997 and the events that affected previously funded junior mortgage notes during 1996 and the first six months of 1997.

         In May 1996, the Company funded a $100,000 second lien mortgage secured by a single family residence in Oklahoma City, Oklahoma. The mortgage note receivable bears interest at 10% per annum, with the principal and all accrued but unpaid interest being payable in a single installment on demand or the note's June 1, 1998 maturity.

         At December 31, 1996, the Company held a mortgage note receivable secured by a third lien mortgage secured by a commercial property in South Carolina and personal guaranties of several individuals. The note had an extended maturity date of September 1, 1996. The Company and the borrower have again agreed to extend the mortgage note receivable's maturity date to September 1, 1997. The extension required an additional $90,000 principal reduction payment payable in three equal monthly installments beginning November 1, 1996. The Company received $85,000 of the required principal reduction payments in 1996 and the remaining $5,000 in 1997. The monthly interest, quarterly principal reduction payments of $25,000 and all other terms remained the same. The principal balance of the note was $93,000 at December 31, 1996 and the note is performing in accordance with its modified terms.

         The Company holds a junior mortgage note receivable secured by the Williamsburg Hospitality House in Williamsburg, Virginia, that is subject to a first lien mortgage of $12.0 million at December 31, 1996. In October 1993, the then first lien debt was restructured and split into three pieces. During 1995, the Company advanced the borrower $3.3 million to payoff the then second lien, allowing the borrower to receive a $2.4 million discount offered by the lender for early payoff of such lien. In conjunction with such advance, the Company extended the maturity date of its note to April 1, 1996. All other terms of the note remained unchanged. In December 1996, the underlying lien debt was refinanced for $12.0 million. Of the loan proceeds, $9.0 million was used to payoff the existing underlying lien, $700,000 was applied to the principal and interest due the Company with the remainder of the loan proceeds being used to fund a repair escrow and pay various closing costs associated with the refinancing. The new first mortgage bears interest at 9.85% per annum, requires monthly payments of principal and interest of $120,000 and matures in December 2001. The Company is the 1% general partner in the partnership owning the property. The partnership paid a mortgage brokerage and equity refinancing fee of $128,000 to BCM based on the $12.0 million purchase price.

         At December 31, 1996, the Company held a mortgage note receivable secured by an apartment complex in Merrillville, Indiana, with a principal balance of $3.5 million. The property is owned by a subsidiary of Davister Corp. ("Davister"), a general partner in a partnership that owns approximately 13.7% of the Company's outstanding shares of Common Stock. The note matured in December 1996. The Company and borrower agreed to extend the note's maturity date from December 1996 to December 2000. In May 1997, the note, including accrued and unpaid interest thereon, was paid in full.

INVESTMENTS IN REAL ESTATE INVESTMENT TRUSTS AND REAL ESTATE PARTNERSHIPS

         The Company's investment in real estate entities at June 30, 1997 includes (i) equity securities of three publicly traded REITs (collectively the "REITs"), CMET, IORI and TCI, (ii) units of limited partner interest of NRLP,
(iii) a general partner interest in NRLP and NOLP, through its 96% limited partner interest in SAMLP, the general partner of NRLP and NOLP, and (iv) interests in real estate joint venture partnerships. Gene E. Phillips, Chairman of the Board and a Director of the Company until November 16, 1992, served until May 15, 1996 as a director and Chief Executive Officer of SAMI, a company owned by BCM that serves as SAMLP's managing general partner. Randall
M. Paulson, Executive Vice President of the Company, serves as the sole director and as President of SAMI. Mr. Phillips is also a general partner of SAMLP. BCM, the Company's advisor, serves as advisor to the REITs, and performs certain administrative and management functions for NRLP and NOLP on behalf of SAMLP.

         Since acquiring its initial investments in the equity securities of the REITs and NRLP in 1989, the Company has made additional investments in the equity securities of these entities through private and open market purchases. The Company's cost with respect to shares of the REITs at June 30, 1997 totaled $23.6 million, and its cost with respect to units of limited partner interest in NRLP totaled $22.8 million. The aggregate carrying value (cost plus or minus equity in income or losses and less distributions received) of such equity securities of the REITs and NRLP was $40.8 million at June 30, 1997 and the aggregate market value of such equity securities was $107.7 million. The aggregate investee book value of the equity securities of the REITs based upon the June 30, 1997 financial statements of each such entity was $66.9 million and the Company's share of NRLP's revaluation equity at December 31, 1996 was $188.5 million.

         The Company's Board of Directors authorized the expenditure by the Company of up to an aggregate of $25.0 million to acquire, in open market purchases, units of NRLP and shares of the REITs, excluding private purchase transactions which were separately authorized. In February 1997, the Company's Board of Directors increased such authorization to $35.0 million. As of June 30, 1997, the Company had expended $4.0 million to acquire units of NRLP and an aggregate of $5.6 million to acquire shares of the REITs, in open market purchases, in accordance with these authorizations. The Company expects to make additional investments in the equity securities of the REITs and NRLP.

         At June 30, 1997, SAMLP, the general partner of NRLP and NOLP, owned 26,475 shares of TCI. The Company owns a 96% limited partnership interest in SAMLP which the Company consolidates for financial statement purposes.

         The purchases of the equity securities of the REITs and NRLP were made for the purpose of investment and were based principally on the opinion of the Company's management that the equity securities of each were and are currently undervalued. The determination by the Company to purchase additional equity securities of the REITs and NRLP is made on an entity-by-entity basis and depends on the market price of each entity's equity securities relative to the value of its assets, the availability of sufficient funds and the judgment of the Company's management regarding the relative attractiveness of alternative investment opportunities. Substantially all of the equity securities of the REITs and NRLP owned by the Company are pledged as collateral for borrowings. Pertinent information regarding the Company's investment in the equity securities of the REITs and NRLP, at June 30, 1997, is summarized below (dollars in thousands):


            Percentage         Carrying         Equivalent
            of the Company's   Value of         Investee        Market Value
            Ownership at       Investment at    Book Value at   of Investment at
Investee    June 30, 1997      June 30, 1997    June 30, 1997   June 30, 1997
--------    -------------      -------------    -------------   -------------
NRLP  . .       54.4%             15,570           $     *         $ 65,812
CMET  . .       40.6              15,780            35,764           18,789
IORI  . .       29.6               3,564             7,474            5,176
TCI . . .       30.5               5,904            23,693           17,907
                                 -------           -------         --------

                                 $40,818                           $107,684

---------------
* At June 30, 1997, NRLP reported a deficit partners' capital. The Company's share of NRLP's revaluation equity at December 31, 1996, however, was $188.5 million. Revaluation equity is defined as the difference between the appraised value of the partnership's real estate, adjusted to reflect the partnership's estimate of disposition costs, and the amount of the mortgage notes payable and accrued interest encumbering such property as reported in NRLP's Annual Report on Form 10-K for the year ended December 31, 1996.

         Each of the REITs and NRLP own a considerable amount of real estate, much of which, particularly in the case of NRLP, has been held for many years. Because of depreciation, these entities may earn substantial amounts in periods in which they sell real estate and will probably incur losses in periods in which they do not. The Company's reported income or loss attributable to these entities will differ materially from its cash flow attributable to them. The Company does not have a controlling equity interest in any of the REITs and therefore it cannot, acting by itself, determine either the individual investments or the overall investment policies of such investees. However, due to the Company's equity investments in, and the existence of common officers with, each of the REITs, and that the REITs have the same advisor as the Company and that Mr. Paulson, an Executive Vice President of the Company, is also the President of the REITs and BCM, the Company's advisor, and is the President and sole director of SAMI, a Company owned by BCM, that is the managing general partner of SAMLP, the Company may be considered to have the ability to exercise significant influence over the operating and investing policies of these entities. The Company accounts for its investment in these entities using the equity method. Under the equity method, the Company recognizes its proportionate share of the income or loss from the operations of these entities currently, rather than when realized through dividends or on sale. The Company continues to account for its investment in NRLP under the equity method due to the pending resignation of SAMLP as general partner of NRLP and NOLP, as more fully discussed in "NRLP" below. The carrying value of the Company's investment in these entities, as set forth in the table above, is the original cost of each such investment adjusted for the Company's proportionate share of each entity's income or loss and distributions received.

         The following is a summary description of each of NRLP and the REITs, based upon information publicly reported by such entities.

         NRLP. NRLP is a publicly traded master limited partnership which was formed under the Delaware Uniform Limited Partnership Act on January 29, 1987. It commenced operations on September 18, 1987 when, through NOLP, it acquired all of the assets, and assumed all of the liabilities, of 35 public and private limited partnerships sponsored by or otherwise related to Southmark. NRLP is the sole limited partner of NOLP and owns 99% of the beneficial interest in NOLP. NRLP and NOLP operate as an economic unit and, unless the context otherwise requires, all references herein to the Partnership shall constitute references to NRLP and NOLP as a unit. The general partner and owner of 1% of the beneficial interest in each of NRLP and NOLP is SAMLP, a Delaware limited partnership.

         SAMI, a company owned by BCM, is the managing general partner of SAMLP. In November 1992, NOLP transferred 52 apartment complexes and a wraparound mortgage note receivable to Garden Capital, L.P. ("GCLP"), a Delaware limited partnership in which NOLP owns a 99.3% limited partner interest. Concurrent with such transfer, GCLP refinanced all of the mortgage debt associated with the transferred properties and the wraparound mortgage note under a new first mortgage in the amount of $223.0 million.

         The Company is a limited partner in SAMLP, holding a 96% limited partner interest therein, which the Company consolidates for financial statement purposes. As discussed in more detail under "Real Estate" above, in August 1996, the Company purchased Southmark's 19.2% limited partner interest in SAMLP. Gene E. Phillips and SAMI are the general partners of SAMLP.

         SAMI, as the managing general partner of SAMLP, has discretion in determining methods of obtaining funds for the Partnership's operations, and the acquisition and disposition of its assets. The Partnership's governing documents place no limitation on the amount of leverage that the Partnership may incur either in the aggregate or with respect to any particular property or other investment. At December 31, 1996, the aggregate loan-to-value ratio of the Partnership's real estate portfolio was 44.6% computed on the basis of the ratio of total property-related debt to aggregate appraised values. As of December 31, 1996 NRLP owned 83 properties located in 22 states. These properties consisted of 67 apartment complexes comprising 16,848 units, seven office buildings with an aggregate 495,594 square feet and nine shopping centers with an aggregate of 1.1 million square feet.

         For the year ended December 31, 1996, the Partnership reported a net loss of $375,000 compared to net income of $3.8 million for the year ended December 31, 1995. The Partnership's net income in 1995 was attributable to a $7.7 million gain on the sale of two apartment complexes. The Partnership's loss from operations of $436,000 in 1996 was a 89% decrease when compared to its $3.9 million loss from operations in 1995. The improvement in the Partnership's 1996 operating results is due to a 1.2% increase in rents due to increased rental rates at the Partnership's apartments and commercial properties coupled with 1.5% decrease in operating expenses, primarily interest.

         The Partnership has paid quarterly distributions to unitholders since the fourth quarter of 1993. In 1996, the Company received a total of $6.9 million in distributions from the Partnership. In 1995, the Company accrued 3.3 million in distributions from the Partnership that were received January 1996.

         The Partnership, SAMLP, Mr. Phillips and William S. Friedman, a general partner of SAMLP until March 4, 1994, were among the defendants in a class action lawsuit arising out of the transactions discussed above whereby the Partnership was formed. An agreement settling such lawsuit as to the defendants, the Partnership, SAMLP and Messrs. Phillips and Friedman (the "Moorman Settlement Agreement"), became effective on July 5, 1990. The Moorman Settlement Agreement provided for, among other things, the appointment of an oversight committee for NRLP (the "NRLP Oversight Committee"); the establishment of specified annually increasing targets for a five-year period relating to the price of NRLP units; a limitation and deferral or waiver of NRLP's reimbursement to SAMLP of certain future salary costs; and a deferral or waiver of certain future compensation to SAMLP; the required distribution to unitholders of all of the Partnership's cash from operations in excess of certain renovation costs unless the NRLP oversight committee approves alternative uses for such cash from operations; the issuance of unit purchase warrants to members of the plaintiff class; the contribution by certain co-defendants of cash and notes payable to the Partnership aggregating $5.5 million including a $2.5 million contributed by SAMLP. The Partnership also agreed to pay certain settlement costs, including plaintiffs' attorneys' fees in the amount of $3.4 million. The settlement plan remains in effect until the withdrawal of SAMLP as general partner of NRLP and NOLP.

         The Moorman Settlement Agreement provides for the resignation and replacement of SAMLP as general partner if the price targets are not met for two consecutive anniversary dates. The Partnership did not meet the unit price targets for the first and second anniversary dates. On July 8, 1992, SAMLP notified the NRLP Oversight Committee of the failure to meet the unit price targets for two successive years and that it expects to resign as general partner of NRLP and NOLP.

         The withdrawal of SAMLP as general partner would require the Partnership to purchase SAMLP's general partner interest (the "Redeemable General Partner Interest") at its then fair value, and to pay certain fees and other compensation as provided in the partnership agreement. SAMI, the managing general partner of SAMLP, has calculated the fair value of such Redeemable General Partner Interest to be $40.2 million at June 30, 1997 before reduction for the principal balance ($4.2 million at June 30, 1997) and accrued interest ($6.7 million at June 30, 1997) on the note receivable from SAMLP for its original capital contribution to the Partnership.

         In January 1995, NRLP, SAMLP, the NRLP Oversight Committee and William
H. Elliott executed an Implementation Agreement which provides for the nomination of an entity controlled by Mr. Elliott as successor general partner and for the resolution of all related matters under the Moorman Settlement Agreement. On February 20, 1996, the parties to the Implementation Agreement executed an Amended and Restated Implementation Agreement.

         In April 1995, the Company's Board of Directors approved the Company's entering into a comfort and indemnification letter whereby the Company would agree to indemnify Mr. Elliott and any entity controlled by Mr. Elliott which is elected to serve as the successor general partner of NRLP and NOLP. Such indemnification will stand behind any indemnification to which Mr. Elliott or any entity controlled by Mr. Elliott may be entitled to under the NRLP partnership agreement.

         Provided that the successor general partner is elected pursuant to the terms of the Amended and Restated Implementation Agreement, SAMLP shall receive $12,471,500 from the Partnership. This amount represents a compromise settlement of the net amounts owed by the Partnership to SAMLP upon SAMLP's withdrawal as General Partner and any amounts which SAMLP and its affiliates may owe to the Partnership. This amount shall be paid to SAMLP pursuant to a promissory note in accordance with the terms set forth in the Amended and Restated Implementation Agreement.

         In September 1996, the Judge supervising the implementation of the Moorman Settlement Agreement (the "Supervising Judge") entered an order granting tentative approval of the Amended and Restated Implementation Agreement and the form of notice to be sent to the original class members. However, the order reserved jurisdiction to determine other matters which must be resolved prior to final approval. On April 7, 1997, the Supervising Judge issued an order granting final approval of the notice and scheduled a hearing on June 27, 1997 for final approval of the Amended and Restated Implementation Agreement. A notice was sent to all class members and unitholders in April 1997 and the hearing was held on June 27, 1997. As of August 29, 1997, the Supervising Judge had not entered the order granting final approval of the Amended and Restated Implementation Agreement. Upon final approval by the Supervising Judge, the proposal to elect the successor general partner will be submitted to NRLP's unitholders for a vote. In addition, the unitholders will vote upon amendments to the Partnership Agreement which relate to the proposed compensation of the successor general partner and other related matters.

         Upon approval by NRLP's unitholders, SAMLP shall withdraw as General Partner and the successor general partner shall take office. If the required approvals are obtained, it is anticipated that the successor general partner will be elected and take office during the fourth quarter of 1997.

         The Amended and Restated Implementation Agreement provides that SAMLP, and its affiliates owning units in the Partnership shall not vote to remove the successor general partner, except for removal with cause, for a period of 36 months from the date the successor general partner takes office.

         Upon the election and taking office of the successor general partner, the class action settlement plan and the NRLP Oversight Committee shall be terminated. If the successor general partner is not elected, the existing settlement shall remain in full force and effect and all of the provisions of the Amended and Restated Implementation Agreement shall be voided, including the compromise settlement, referred to above.

         On September 3, 1996, Joseph B. Moorman filed a Motion for Orders Compelling Enforcement of the Moorman Settlement Agreement, Appointment of a Receiver and Collateral Relief with the Court. The motion alleged that the settling defendants had failed or refused to perform their obligations under the Moorman Settlement Agreement and had breached the Moorman Settlement Agreement. The motion also requested that SAMLP be removed as general partner and a receiver be appointed to manage the Partnership. The motion also requested that the Company be ordered to deliver to the Court all NRLP units which had been purchased by the Company since August 7, 1991. A hearing was held on this motion in October 1996. In January 1997, the Supervising Judge entered an order denying the motion.

         On January 27, 1997, Joseph B. Moorman filed motions to (i) discharge the NRLP Oversight Committee and (ii) vacate the Court's orders and renewed his prior motions to compel enforcement of the Moorman Settlement Agreement, appoint a receiver over the Partnership, and for collateral relief against the Company. Also on January 27, 1997, Robert A. McNeil filed motions to (i) be installed as receiver for the Partnership, (ii) vacate the Court's orders, and
(iii) disband the NRLP Oversight Committee. A hearing on the motions to discharge or disband the Oversight Committee and to vacate the Court's orders was held on March 21, 1997, and the Supervising Judge ruled that neither Mr. McNeil nor Mr. Moorman had standing to bring the motions.

         CMET. CMET is a California business trust which was organized on August 27, 1980 and commenced operations on December 3, 1980. CMET's primary business is investing in real estate through direct equity investments and partnerships and financing real estate and real estate related activities through investments in mortgage notes. CMET holds equity investments in apartment complexes and commercial properties (office buildings, industrial warehouses and shopping centers) throughout the continental United States. CMET's apartment complexes and commercial properties are concentrated in the Southeast, Southwest and Midwest regions of the continental United States. CMET also holds mortgage notes receivable secured by real estate located in the Southeast, Southwest and Midwest regions of the continental United States, with a concentration in the Southeast and Southwest regions.

         For the year ended December 31, 1996, CMET reported a net income of $8.7 million as compared with a net loss of $1.4 million for the year ended December 31, 1995. CMET's 1996 net income includes gains on the sale of real estate and marketable equity securities of $10.1 million and an extraordinary gain of $812,000, whereas CMET's net loss for 1995 included no such gains. CMET's cash flow from property operations (rents collected less payments for property operating expenses) improved to $19.8 million in 1996 compared to $15.1 million in 1995. At December 31, 1996 CMET had total assets of $250 million which consisted of $7.4 million in mortgage notes and interest receivable (net of allowance for estimated losses), $214.5 million in real estate held for investment, $5.4 million in real estate held for sale, $19.8 million in investments in partnerships and other assets and $3.0 million in cash and cash equivalents.

         For the quarter ended June 30, 1997, CMET reported a net income of $5.2 million as compared with a net income of $4.5 million for the quarter ended June 30, 1996. The increase in CMET's net income is due to the acquisition by CMET of four apartment complexes and eight commercial properties in 1996 and two apartment complexes and two commercial properties in the first half of 1997. CMET's cash flow from property operations (rents collected less payments for property operating expenses) improved to $10.8 million during the first six months of 1997 as compared to $4.3 million during the corresponding period in 1995. At June 30, 1997 CMET had total assets of $275 million which consisted of $6.0 million in mortgage notes and interest receivable (net of allowance for estimated losses), $231 million in real estate held for investment, $5.7 million in real estate held for sale, $30.2 million in investments in partnerships and other assets and $2.8 million in cash and cash equivalents.]

         CMET has paid regular quarterly distributions since the first quarter of 1993. The Company received a total of $1.5 million and $392,000 in distributions from CMET in 1996 and during the first six months of 1997, respectively.

         IORI. IORI is a Nevada corporation which was originally organized on December 14, 1984 as a California business trust and commenced operations on April 10, 1985. Like CMET, IORI's primary business is investing in real estate through direct equity investments and partnerships and financing real estate and real estate related activities through investments in mortgage notes. IORI holds equity investments in apartment complexes and commercial properties (office buildings) in the Pacific, Southeast, Southwest, and Midwest regions of the continental United States. IORI holds one mortgage note receivable which is secured by a shopping center in the Midwest region.

         For the year ended December 31, 1996, IORI reported a net loss of $568,000 as compared with a net loss of $906,000 for the year ended December 31, 1995. The decrease in IORI's net loss is due to a decrease in equity losses of partnerships which improved from a loss of $744,000 in 1995 to income of $85,000 in 1996. The equity loss in 1995 was primarily due to the writedown of a wraparound mortgage note receivable by a partnership in which IORI has a 40% general partner interest. IORI's cash flow from property operations decreased to $3.5 million in 1996 from $3.9 million in 1995. At December 31, 1996, IORI had total assets of $63.6 million which consisted of $46.7 million in real estate held for investment, $6.6 million of real estate held for sale, $2.0 million in notes and interest receivable, $5.1 million in investments in partnerships and other assets and $3.2 million in cash and cash equivalents.

         For the quarter ended June 30, 1997, IORI reported a net income of $1.6 million as compared with a net loss of $229,000 for the quarter ended June 30, 1996. The increase in IORI's net income is due to a $1.5 million gain from the sale of property. IORI's cash flow from property operations increased to $1.7 million in the second quarter of 1997 from $922,000 in the corresponding quarter of 1996. At June 30, 1997, IORI had total assets of $76.4 million which consisted of $67.5 million in real estate held for investment, $1.0 million of real estate held for sale, $2.0 million in notes and interest receivable, $4.8 million in investments in partnerships and other assets and $1.1 million in cash and cash equivalents.

         IORI has paid regular quarterly dividends since the first quarter of 1993. The Company received a total of $186,000 and $82,000 in dividends from IORI in 1996 and during the first six months of 1997, respectively.

         TCI. TCI is a Nevada corporation which was originally organized on September 6, 1983, as a California business trust, and commenced operations on January 31, 1984. TCI also has investment policies similar to those of CMET and IORI. TCI holds equity investments in a hotel, apartment complexes and commercial properties (office buildings, industrial warehouses and shopping centers) throughout the continental United States with a concentration in the Northeast, Southeast and Southwest regions. TCI also holds mortgage notes receivable secured by real estate located in the Northeast, Midwest, Southeast and Southwest regions of the continental United States, with a concentration in the Northeast and Southeast regions.

         For the year ended December 31, 1996, TCI reported a net loss of $7.8 million as compared with a net loss of $3.7 million for the year ended December 31, 1995. TCI's net loss for 1996 includes gains on the sale of real estate of $1.6 million and extraordinary gains of $256,000, whereas TCI's 1995 net loss included gains on the sale of real estate of $5.8 million and an extraordinary gain of $1.4 million. TCI's cash flow from property operations decreased to $12.6 million in 1996 as compared to $15.3 million in 1995. At December 31, 1996, TCI had total assets of $245.4 million, which consisted of $8.6 million in notes and interest receivable (net of allowance for estimated losses), $216.4 million in real estate held for investment, $4.0 million in real estate held for sale, $15.4 million in investments in real estate entities and other assets and $1.0 million in cash and cash equivalents. At December 31, 1996, TCI owned 341,500 shares of IORI's common stock, approximately 22.5% of IORI's shares then outstanding.

         For the quarter ended June 30, 1997, TCI reported a net loss of $1.0 million as compared with a net loss of $4.0 million for the quarter ended June 30, 1996. The decrease in TCI's net loss is primarily due to TCI's acquisition of ten properties subsequent to June 30, 1996 and second quarter 1996 results including a $1.6 million provision for loss. No such provision was recorded in the first half of 1997. TCI's cash flow from property operations increased to $5.6 million in the second quarter of 1997 as compared to $4.1 million in the corresponding quarter of 1996. At June 30, 1997, TCI had total assets of $264.5 million, which consisted of $6.6 million in notes and interest receivable (net of allowance for estimated losses), $236.8 million in real estate held for investment, $281,000 in real estate held for sale, $15.8 million in investments in real estate entities and other assets and $5.0 million in cash and cash equivalents. At June 30, 1997, TCI owned 341,500 shares of IORI's common stock, approximately 22.5% of IORI's shares then outstanding.

         TCI resumed the payment of quarterly dividends in the fourth quarter of 1995. The Company received $373,000 and $148,000 in dividends from TCI in 1996 and during the first six months of 1997, respectively.

         SAMLP. As discussed in more detail under "Real Estate" above, in August 1996, the Company purchased a pool of assets from Southmark for $3.1 million. Included in the asset pool was Southmark's 19.2% limited partner interest in SAMLP. Such purchase increased the Company's limited partner interest in SAMLP from 76.8% to 96%. Prior to February 25, 1992, the Company had owned a 96% limited partner interest in SAMLP. In accordance with the settlement of adversary proceedings with Southmark on February 25, 1992 the Company assigned to Southmark a 19.2% limited partner interest in SAMLP. SAMLP is the 1% general partner of and holder of a 1% interest in each of NRLP and NOLP. Gene E. Phillips, a Director and Chairman of the Board of the Company until November 16, 1992, is a general partner of SAMLP, and until March 4, 1994, William S. Friedman, a Director and President of the Company until December 31, 1992, was also general Partner of SAMLP.

         The Company consolidates SAMLP for financial statement purposes and accordingly SAMLP's accounts and operations are included in the accompanying Consolidated Financial Statements. See ITEM 8. "CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA." As a limited partner, the Company has no role in the management of the business affairs of SAMLP. Rather, Gene E. Phillips, as a general partner of SAMLP, and SAMI, the managing general partner of SAMLP, have full and complete authority to manage SAMLP.

         River Trails II. In January 1992, the Company entered into a partnership agreement with an entity affiliated with the owner of, at the time, in excess of 14% of the Company's outstanding shares of Common Stock, to acquire 287 developed residential lots adjacent to the Company's other residential lots in Fort Worth, Texas. The partnership agreement designates the Company as managing general partner. The partnership agreement also provides each of the partners with a guaranteed 10% return on their respective investments. Through December 31, 1996, 184 residential lots had been sold.
In the first six months of 1997, an additional 8 lots were sold. At June 30, 1997, 95 lots remained to be sold. During the first six months of 1997, each partner received $21,000 in return of capital distributions from the partnership.

         R. G. Bond, Ltd. In June 1995, the Company purchased the corporate general partner of a limited partnership which owns apartment complexes in Illinois, Florida and Minnesota, with a total of 900 units. The corporate general partner has a 1% interest in the partnership which is subordinated to a priority return of the limited partner.

         Campbell Center Associates, Ltd. In April 1996, the Company purchased a 28% general partner interest in Campbell Center Associates, Ltd. which in turn has a 56.25% interest in Campbell Centre Joint Venture, which owns a 413,175 square foot office building in Dallas, Texas. The purchase price of the general partner interest was $550,000 in cash and a $500,000 note, which bears interest at 8% per annum, requires monthly interest only payments commencing in April 1997 and matures April 2000. In January 1997, the Company exercised its option to purchase an additional 28% general partner interest in Campbell Center Associates, Ltd. The purchase price was $300,000 in cash and a $750,000 note, which bears interest at 8% per annum, requires monthly interest only payments commencing in April 1997 and matures in April 2000.

         Highway 380/Preston Partners, Ltd. In June 1996, a newly formed limited partnership, of which the Company is 1% general partner, purchased 580 acres of undeveloped land in Collin County, Texas for $5.7 million in cash.
The Company contributed $100,000 in cash to the partnership with the remaining $5.6 million being contributed by the limited partner. The partnership agreement designates the Company as the managing general partner. In September 1996, the partnership obtained financing of $2.8 million secured by the 580 acres of land and personal guarantees of the limited partner. The loan bears interest at a variable rate currently 9.75% per annum, requires monthly interest only payments of $23,000 and matures in September 1998. The partnership agreement also provides that the limited partner receive a 12% preferred cumulative return on his investment before any sharing of partnership profits occurs. In April 1997, the partnership sold 35.0 acres for $1.3 million in cash. The net proceeds of $1.2 million were distributed to the limited partners in accordance with the partnership agreement. The partnership recognized a gain of $884,000 on the sale. In July 1997, the Partnership sold an additional 24.6 acres for $800,000 in cash. In accordance with the terms of the term loan secured by such property, $197,000 of the net sales proceeds were used to paydown such term loan. The remaining $545,000 was distributed to the limited partners in accordance with the partnership agreement. The partnership will record a gain of approximately $497,000 on the sale. The Company has received no distributions from the partnership in 1997.


OTHER EQUITY INVESTMENTS

         Pizza World Supreme, Inc. In April 1996, a wholly-owned subsidiary of the Company purchased for $10.7 million in cash 80% of the common stock of Pizza World Supreme, Inc. ("PWSI"), which in turn had acquired 26 operating pizza parlors in various communities in California's San Joaquin Valley. Concurrent with the purchase, the Company granted to an individual an option to purchase 36.25% of the Company's subsidiary at any time for 36.25% of the Company's net investment in such subsidiary. Additionally, the Company held negotiations with underwriters regarding a public offering of such subsidiary's stock. The Company believed that such option will be exercised and, further, that the subsidiary would become publicly held approximately one year from the date of its acquisition. Accordingly, the Company believed its control of such entity was temporary and accounted for such entity under the equity method through April 1997. In May 1997, the Company acquired the remaining 20% of PWSI and discontinued equity accounting.

                           SELECTED FINANCIAL DATA


                                                               For the Years Ended December 31,
                               --------------------------------------------------------------------------------------
                                   1996                 1995              1994              1993             1992
                               ------------        ------------       -----------        -----------      -----------

                                                        (dollars in thousands, except per share)
EARNINGS DATA
Revenue . . . . . . . . . . . .$     26,979        $     22,952       $    23,070        $    13,427      $    11,481
Expense . . . . . . . . . . . .      38,577              28,314            26,490             18,128           18,243
                               ------------        ------------       -----------        -----------      -----------
(Loss) from operations  . . . .     (11,598)             (5,362)           (3,420)            (4,701)          (6,762)
Equity in income (losses)
     of investees . . . . . . .       2,004                (851)              292             (4,014)          (3,388)
Gain on sale of real estate . .       3,659               2,594               379                481              566
                               ------------        ------------       -----------        -----------      -----------
(Loss) before extraordinary
     gain . . . . . . . . . . .      (5,935)             (3,619)           (2,749)            (8,234)          (9,584)
Extraordinary gain  . . . . . .         381                 783               323              3,807               --
                               ------------        ------------       -----------        -----------      -----------
Net (loss)  . . . . . . . . . .      (5,554)             (2,836)           (2,426)            (4,427)          (9,584)
Preferred Dividend
     Requirement  . . . . . . .        (113)                 --                --                 --               --
Redeemable Common Stock,
     accretion of discount  . .          --                  --                --               (129)            (258)
                               ------------        ------------       -----------        -----------      -----------
(Loss) applicable to
     Common Shares  . . . . . .$     (5,667)       $     (2,836)      $    (2,426)       $    (4,556)     $    (9,842)
                               =============       =============      ===========        ===========      ===========
PER SHARE DATA
(Loss) before extraordinary
     gain . . . . . . . . . . .$       (.46)       $       (.31)      $      (.23)       $      (.68)     $      (.98)
Extraordinary Gain  . . . . . .         .03                 .07               .03                .31              .--
                               ------------        ------------       -----------        -----------      -----------
Net (loss)                             (.43)               (.24)             (.20)              (.37)            (.98)
Redeemable Common Stock,
     accretion of discount  . .          --                  --                --               (.01)            (.03)
                               ------------        ------------       -----------        -----------      -----------
(Loss) applicable to
     Common shares  . . . . . .$       (.43)       $       (.24)      $      (.20)       $      (.38)     $     (1.01)
                               =============       =============      ===========        ===========      ===========
Dividends per share . . . . . .$        .15        $         --       $        --        $        --      $        --
Weighted average shares
     outstanding  . . . . . . .  12,765,082          11,716,656        12,208,876         12,101,100        9,813,168

                                                                December 31,
                                     ---------------------------------------------------------------
                                       1996           1995          1994         1993         1992
                                     --------       --------      --------     --------     --------
                                                 (dollars in thousands, except per share)
BALANCE SHEET DATA
Notes and interest
     receivable, net  . . . . . .    $ 48,485       $ 49,741      $ 45,664     $ 51,769     $ 72,808
Real estate, net  . . . . . . . .     119,035         59,424        47,526       52,437       45,317
Total assets  . . . . . . . . . .     235,037        162,033       137,362      139,861      151,010
Notes and interest payable  . . .
                                      127,863         61,163        45,695       53,693       63,698
Margin borrowings . . . . . . . .      40,044         34,017        26,391       16,147        9,681
Stockholders' equity  . . . . . .
                                       47,786         53,058        55,894       56,120       60,476
Book value per share  . . . . . .
                                     $   3.74       $   4.53      $   4.77     $   5.56     $   5.94

Shares and per share data have been adjusted for the 2 for 1 forward Common Stock splits effected January 2, 1996 and February 17, 1997.

                                 For the Three      For the Three        For the Six         For the Six
                                 Months Ended       Months Ended        Months Ended        Months Ended
                                 June 30, 1997      June 30, 1996       June 30, 1997       June 30, 1996
                                 -------------      -------------       -------------       -------------

 EARNINGS DATA                                     (dollars in thousands, except per share)
 Revenue . . . . . . . . . . . .  $     9,667        $     5,346         $    17,166         $    12,136
 Expense . . . . . . . . . . . .  $    15,960        $     8,555         $    27,755         $    16,810
                                  -----------        -----------         -----------         -----------

 (Loss) from operations  . . . .       (6,293)            (3,209)            (10,589)             (4,674)

 Equity in income (losses)
     of investees  . . . . . . .        4,970             (1,530)              5,250              (2,420)


 Gain on sale of real
     estate  . . . . . . . . . .        3,863              2,348               8,150               4,475
                                  -----------        -----------         -----------         -----------
 Income (Loss) before
 extraordinary gain  . . . . . .        2,540             (2,391)              2,811              (2,619)

 Extraordinary gain  . . . . . .           --                247                  --                 260
                                  -----------        -----------         -----------         -----------

 Net income (loss)                $     2,540        $    (2,144)        $     2,811         $    (2,359)
                                  ===========        ============        ===========         ============

 Preferred dividend
     requirement . . . . . . . .          (49)               (17)                (99)                (17)

 Redeemable Common Shares,
     accretion of discount . . .           --                 --                  --                  --

 Net Income (Loss)
     applicable to Common
      shares . . . . . . . . . .  $     2,491        $    (2,161)        $     2,712         $    (2,376)
                                  ===========        ============        ===========         ============

 PER SHARE DATA
 Income (Loss) before extra-
     ordinary gain . . . . . . .  $       .21        $      (.19)        $       .23         $      (.21)

 Extraordinary Gain  . . . . . .           --                .02                  --                 .02

 Net income (loss) applicable
 to Common Shares  . . . . . . .  $       .21        $      (.17)        $       .23         $      (.19)
                                  ===========        ============        ===========         ============

 Redeemable Common Shares,
     accretion of discount . . .           --                 --                  --                  --

 Net Income (Loss) applicable
 to Common
 Shares  . . . . . . . . . . . .  $       .21        $      (.17)        $       .23         $      (.19)
                                  ===========        ============        ===========         ============

 Dividends per share              $       .05        $       .10         $       .10         $       .10

 Weighted average Common
 Shares outstanding  . . . . . .   12,075,307         13,230,634          12,114,939          12,473,646

-------------------------------------------------------------------------------
                                      June 30, 1997           December 31, 1996
                                      -------------           -----------------

 BALANCE SHEET DATA                  (dollars in thousands, except per share)
 Note and interest receivable,
 net . . . . . . . . . . . . . .      $        46,145         $       48,485

 Real Estate, net  . . . . . . .              182,329                119,035

 Total Assets  . . . . . . . . .              322,515                235,037

 Notes and interest payable  . .              188,333                127,863

 Margin Borrowings . . . . . . .               44,347                 40,044

 Stockholder's equity  . . . . .               49,564                 47,786

 Book Value per share* . . . . .      $          4.09         $         3.74

-------------------------------------------------------------------------------

* Shares and per share data have been adjusted for the 2 for 1 forward Common Stock splits effected January 2, 1996 and February 17, 1997.


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

         American Realty Trust, Inc. (the "Company") was organized in 1961 to provide investors with a professionally managed, diversified portfolio of real estate and mortgage loan investments selected to provide opportunities for capital appreciation as well as current income.

LIQUIDITY AND CAPITAL RESOURCES

         General. Cash and cash equivalents at June 30, 1997 aggregated $4.8 million, compared with $1.3 million at December 31, 1996. Although the Company anticipates that during 1997 it will generate excess cash from operations, as discussed below, such excess cash is not sufficient to discharge all of the Company's debt obligations as they mature. The Company will therefore again rely on externally generated funds, including borrowings against its investments in various real estate entities, mortgage notes receivable, the sale or refinancing of properties and, to the extent available and necessary, borrowings from its advisor to meet its debt service obligations, pay taxes, interest and other non-property related expenses.

         At December 31, 1996, notes payable totaling $36.0 million had either scheduled maturities or required principal reduction payments during 1997. Through July 31, 1997, the Company has paid off a total of $8.5 million of such debt and has refinanced an additional $18.8 million. The Company intends to either pay off, extend the maturity dates or obtain alternate financing for the remaining $8.7 million of debt obligations that mature during the remainder of 1997. There can be no assurance, however, that these efforts to obtain alternative financing or debt extensions will be successful.

         The Company expects an increase in cash flow from property operations in 1997. Such increase is expected to be derived from operations of the Inn at the Mart, the Kansas City Holiday Inn, Best Western Oceanside Hotel and Rosedale Towers Office Building and the Oak Tree Village Shopping Center. The Company is also expecting continued lot sales at its Texas residential subdivisions and substantial sales of its Las Colinas, Texas land and its Valley Ranch land to generate additional cash flow.

         In 1996, the Company sold a total of 39.1 acres of land in Las Colinas, Texas in four separate transactions for a total of $6.8 million. The Company applied the $6.5 million net sales proceeds to paydown the term loans secured by such land. In January 1997, the Company sold an additional 3.0 acres of land in Las Colinas, Texas for $1.2 million in cash.

         In 1996, the Company purchased a total of 1,368.5 acres of land in Denver, Colorado, Houston, Texas, Dallas County, Texas and Lewisville, Texas, for a total of $32.1 million. The Company paid $5.4 million in cash, obtained new or seller financing of $25.4 million and issued 15,000 shares of the Company's Series C 10% Cumulative Preferred Stock with an aggregate liquidation value of $1.5 million.

         In April 1996, the Company purchased for $10.7 million in cash 80% of the common stock of an entity that had acquired 26 operating pizza parlors in various communities in California's San Joaquin Valley. Also in April 1996, the Company purchased a 28% general partner interest in a partnership which has an interest in an office building in Dallas, Texas, for $550,000 in cash and a $500,000 note.

         In May 1996, the Company purchased a 2,271 square foot single family residence in Dallas, Texas, for $266,000 in cash. In August 1996, the Company financed the residence for $173,000. The Company received net financing proceeds of $168,000 after the payment of various closing costs associated with the financing.

         In June 1996, the Company sold a tract of land that had been leased under a long-term ground lease for $120,000 in cash.

         In July 1996, a newly formed limited partnership of which the Company is the 1% general partner acquired 580 acres of land in Collin County, Texas, for $5.7 million in cash. The Company contributed $100,000 in cash to the partnership.

         In August 1996, the Company purchased a pool of assets for $3.1 million, from Southmark Corporation ("Southmark") consisting of undeveloped land totaling 151.5 acres in California, Indiana and Idaho, various percentage interests, ranging from 15% to 45%, in five partnerships and trusts that hold an unsecured note receivable with a principal balance of $3.4 million and Southmark's 19.2% limited partnership interest in Syntek Asset Management, L.P. ("SAMLP"). In connection with the acquisition, the Company borrowed $3.0 million.

         In December 1996, a newly formed partnership, of which the Company is the general partner and Class B limited partner, acquired the Best Western Oceanside Hotel in Virginia Beach, Virginia for $6.8 million. In conjunction with the acquisition, the partnership issued 1,813,660 Class A limited partner units having an agreed value of $1.00 per unit, with the remaining $5.0 million of the purchase price being obtained through a mortgage financing.

         Also in December 1996, the Company acquired 452 acres of partially developed land in Irving, Texas, for $15.5 million. In conjunction with the acquisition, the Company became the general partner and Class B limited partner in the partnership that owned the land. Of the purchase price $7.7 million was financed with a mortgage loan and the remainder of the purchase price by the issuance of 8,000,000 Class A limited partner units with an agreed value of $1.00 per partner unit.

         In January 1997, the Company sold 3.0 acres of the Las Colinas I Land in Las Colinas, Texas, for $1.2 million in cash. The Company recognized a gain of $697,000 on the sale.

         In January 1997, the Company purchased 546 acres of undeveloped land in Tarrant County, Texas, for $2.2 million. The Company paid $725,000 in cash and obtained mortgage financing for the remaining $1.5 million of the purchase price.

         In March 1997, the Company purchased 130.6 acres of undeveloped land in Harris County, Texas, for $5.6 million. The Company paid a total of $1.6 million in cash (which was advanced by the Company's Advisor) borrowing the remaining $4.0 million of the purchase price.

         In April 1997, the Company purchased McKinney Corners I, 30.4 acres of undeveloped land in Collin County, Texas, for $3.5 million. The Company paid $1.0 million in cash and obtained mortgage financing for the remaining $2.5 million of the purchase price.

         In April 1997, the Company purchased McKinney Corners II, 173.9 acres of undeveloped land in Collin County, Texas, for $5.7 million. The Company paid $700,000 in cash and obtained mortgage financing for the remaining $5.0 million of the purchase price as a fourth advance under the term loan from the Las Colinas I lender. The term loan was amended changing the required principal reduction payments to $500,000 in June, July, September and October 1997 and $1.0 million in August and November 1997.

         In April 1997, the Company sold 3.1 acres of the Las Colinas I land for $1.3 million in cash. The Company used $1.0 million of the net sales proceeds as a collateral escrow deposit in accordance with the provisions of the Valley Ranch land loan. The Company recognized a gain of $648,000 on the sale.

         In May 1997, the Company purchased McKinney Corners III land, 15.5 acres undeveloped land in Collin County, Texas, for $896,000 in cash.

         In May 1997, the Company purchased Lacy Longhorn land, 17.1 acres of undeveloped land in Farmers Branch, Texas, for $1.8 million. The Company paid $200,000 in cash and obtained seller financing of the remaining $1.6 million of the purchase price. The loan matures in October 1997.

         In May 1997, the Company purchased Chase Oaks land, 60.5 acres of undeveloped land in Plano, Texas, for $4.2 million. The Company paid $200,000 in cash and obtained seller financing of the remaining $4.0 million of the purchase price.

         In May 1997, the Company purchased the remaining 20% of PWSI for $5.0 million in unsecured promissory notes.

         In May 1997, the Company purchased Pioneer Crossing land, 1,448 acres of undeveloped land in Austin, Texas, for $21.5 million. The Company paid $5.4 million in cash and obtained seller financing of the remaining $16.1 million of the purchase price.

         In June 1997, the Company purchased Kamperman land, 129.6 acres of undeveloped land in Collin County, Texas, for $5.0 million in cash. The Company simultaneously closed on a sale of 99.7 acres for $4.5 million in cash. The Company recognized a $215,000 gain on the sale.

         Also in June 1997, the Company purchased Keller land, 811.8 acres of undeveloped land in Tarrant County, Texas, for $6.3 million. The Company paid $2.3 million in cash and obtained mortgage financing for the remaining $4.0 million of the purchase price.

         In June 1997, the Company purchased McKinney Corners IV land, 31.3 acres of undeveloped land in Collin County, Texas, for $2.4 million. The Company paid $400,000 in cash and obtained mortgage financing for the remaining $2.0 million of the purchase price, as a fifth advance under the term loan from the Las Colinas I lender.

         Also in June 1997, the Company purchased Pantex land, 182.5 acres of undeveloped land in Collin County, Texas, for $5.4 million. The Company paid $900,000 in cash and obtained seller financing of the remaining $4.5 million of the purchase price.

         In July 1997, the Company sold 3.9 acres of the Las Colinas I land in Las Colinas, Texas for $1.6 million in cash. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net proceeds of the sale, $1.4 million, to paydown the term loan in exchange for that lender's release of its collateral interest in such land. The Company will record a gain of approximately $750,000 on such sale.

         In July 1997, the Company purchased Dowdy and McKinney Corners V land, which parcels are adjacent to the Company's other McKinney Corners land, and consists of a total of 175 acres of undeveloped land in Collin County, Texas, for $2.9 million. The Company obtained mortgage financing of $3.3 million as a sixth advance under the term loan from the Las Colinas I lender. The Dowdy land, McKinney Corners V land and McKinney Corners III land were added as additional collateral on the term loan.

         In July 1997, the Company purchased Perkins land, 645.4 acres of undeveloped land in Collin County, Texas, for $5.8 million. The Company paid $3.3 million in cash and assumed the existing mortgage of $2.5 million.

         In July 1997, the Company purchased LBJ land, 10.4 acres of undeveloped land in Dallas County, Texas, for $2.3 million. The Company paid $300,000 in cash and obtained seller financing of the remaining $2.0 million of the purchase price.

         In 1991, the Company purchased all of the capital stock of a corporation which owned 198 developed residential lots in Fort Worth, Texas. Through December 31, 1996, 188 of the residential lots had been sold. During 1997, 4 additional lots were sold for an aggregate gain of $8,000. At June 30, 1997, 6 lots remained to be sold.

         The Company expects that funds from existing cash resources, collections on mortgage notes receivable, sales or refinancing of real estate and/or mortgage notes receivable, and borrowings against its investments in marketable equity securities, mortgage notes receivable, and to the extent available borrowings, if required, from the Company's advisor will be sufficient to meet the cash requirements associated with the Company's current and anticipated level of operations, maturing debt obligations and existing commitments. To the extent that the Company's liquidity permits or financing sources are available, the

Company may make investments in real estate, primarily investments in developed, partially developed and undeveloped land, continue making additional investments in real estate entities and marketable equity securities, and fund or acquire mortgage notes.

         Notes Receivable. The Company has received $5.3 million in principal payments from its mortgage notes receivable during the six month period ended June 30, 1997. Scheduled principal maturities of $20.4 million are due in 1997 of which $1.9 million is due on nonperforming notes receivable. In February 1997, the Company sold one of the nonperforming notes with a principal balance at December 31, 1996 of $1.6 million for $1.8 million in cash. The balance of the Company's mortgage notes receivable are due over the next one to ten years and provide for "balloon" principal payments. It may be necessary for the Company to consider extending certain notes if the borrowers do not have the resources to repay the loans, are unable to sell the property securing such loans, or are unable to refinance the debt owed.

         In August 1990, the Company foreclosed on its fourth lien note receivable secured by the Continental Hotel and Casino in Las Vegas, Nevada. The Company acquired the hotel and casino through foreclosure subject to first and second lien mortgages totaling $10.0 million. In June 1992, the Company sold the hotel and casino for a $22.0 million wraparound mortgage note receivable, with an extended maturity of July 1, 1996. In March 1997, the wraparound note was again modified and extended. The wraparound note now matures in June 1999 with the borrower having two one year extension options. The modified wraparound note bears interest at 10.5% per annum the first year, 11.5% per annum the second year and 12.5% per annum the third year, and any extension periods and requires an annual $500,000 paydown. The borrower is also required to invest $2.0 million in improvements to the hotel and casino within four months of the March 1997 modification and an additional $2.0 million prior to December 1997. The note is performing in accordance with its modified terms. The Company's wraparound mortgage note receivable had a principal balance of $27.6 million at December 31, 1996.

         The borrower on a $1.7 million mortgage note receivable secured by land in Osceola, Florida failed to pay the note on its November 1, 1993 maturity. The Company instituted foreclosure proceedings and was awarded a summary judgment in January 1994. During 1994 and 1995, the borrower paid the Company a total of $270,000 in nonrefundable fees to delay foreclosure of the property until April 24, 1995. On April 25, 1995, the borrower filed for bankruptcy protection. On August 26, 1996, the bankruptcy court's stay was lifted allowing the Company to proceed with foreclosure. In February 1997, the Company sold its mortgage note receivable for $1.8 million in cash. The Company recognized a gain of $171,000 on the sale.

         At December 31, 1996, the Company held a mortgage note receivable secured by an apartment complex in Merrillville, Indiana, with a principal balance of $3.7 million. The note matured in December 1996. The Company and borrower have agreed to a modification and extension of the note. The modified note receivable continues to bear interest at 10% per annum, requires monthly payments of principal and interest of $42,000 and has an extended maturity date of December 2000.

         The Company anticipates a continued improvement in the operations of the properties securing its mortgage notes receivable in certain regions of the continental United States. In spite of this perceived improvement in the real estate market in general, the Company can give no assurance that it will not continue to experience deterioration in cash flow from notes receivable due to new problem loans.

         Loans Payable. The Company has margin arrangements with various brokerage firms which provide for borrowings up to 50% of the market value of marketable equity securities. The borrowings under such margin arrangements are secured by such equity securities and bear interest rates ranging from 7.0% to 9.0%. Margin borrowings totaled $44.0 million at June 30, 1997.

         In August 1996, the Company consolidated its existing National Realty, L.P. ("NRLP") margin debt held by the various brokerage firms into a single loan of $20.3 million. The loan is secured by the Company's NRLP units with a market value of at least 50% of the principal balance of the loan. As of June 30, 1997, 3,349,169 NRLP units with a market value of $64.0 million were pledged as security for such loan. In July 1997, the lender advanced an additional $3.7 million, increasing the loan balance to $24.0 million.

         Also in August 1996, the Company obtained a $2.0 million loan from a financial institution secured by a pledge of equity securities of Continental Mortgage and Equity Trust ("CMET"), Income Opportunity Realty Investors, Inc. ("IORI") and Transcontinental Realty Investors, Inc. ("TCI") (collectively the "REITs") owned by the Company and Common Stock of the Company owned by Basic Capital Management, Inc. ("BCM"), the Company's Advisor, with a market value of $4.0 million. The Company received $2.0 million in net cash after the payment of closing costs associated with the loan.

         In September 1996, the same lender made a second $2.0 million loan. The second loan is also secured by a pledge of equity securities of the REITs owned by the Company and Common Stock of the Company owned by BCM with a market value of $5.0 million. The Company received $2.0 million in net cash after the payment of closing costs associated with the loan.

         In February 1996, the Company refinanced $7.8 million of underlying debt collateralized by a mortgage note receivable with a balance of $18.4 million which is secured by the Las Vegas Shopping Center in Las Vegas, Nevada, for $12.0 million. The Company received net cash of $2.3 million after the payoff of the existing debt, payment of closing costs associated with the refinancing and making a $1.5 million paydown on the term loan secured by the Las Colinas I land in Las Colinas, Texas in exchange for that lender's release of its participation in the note receivable.

         In April 1996, the Company refinanced the first and second lien mortgage debt underlying its $22.0 million wraparound mortgage note receivable secured by the Continental Hotel and Casino in Las Vegas, Nevada, for $16.8 million. The Company received net cash of $11.2 million after the payoff of the two underlying liens totaling $2.9 million, various closing costs associated with the refinancing and making a $1.4 million paydown on the term loan secured by the Las Colinas I land in Las Colinas, Texas in exchange for that lender's release of its participation in the note receivable.

         Also in April 1996, the Company refinanced $5.1 million of first and second lien mortgage debt secured by the Denver Merchandise Mart for $15.0 million. The Company received net refinancing proceeds of $7.8 million after the payoff of the first and second lien debt, purchasing the ground lease on Denver Merchandise Mart for $678,000 and payment of various closing costs associated with the refinancing.

         In August 1996, the Company refinanced the $2.4 million existing mortgage debt secured by the Rosedale Towers Office Building in Roseville, Minnesota for $2.8 million. The Company received net refinancing proceeds of $154,000 after the payoff of the existing debt and payment of various closing costs associated with the refinancing.

         Also in August 1996, the Company financed the previously unencumbered Inn at the Mart in Denver, Colorado for $2.0 million to facilitate renovating the property. The Company received net financing proceeds of $890,000 after the payment of various closing costs associated with the financing and a $1.1 million renovation holdback. The lender advanced the $1.1 million renovation holdback in December 1996.

         In October 1996, the Company completed the sale of $1.1 million in 11-1/2% senior subordinated notes in a private placement.

         In December 1996, the Company obtained second lien mortgage financing of $3.2 million on the Kansas City Holiday Inn in Kansas City, Missouri. The Company received net financing proceeds of $3.0 million after the payment of various closing costs associated with the financing.

         In May 1997, the Company financed 10.6 acres of the BP Las Colinas land for $3.1 million. The note matures in November 1997.

         In May 1997, the Company obtained a second mortgage of $3.0 million on the Pin Oak land. The note matures in October 1997.

         In June 1997, the Company obtained a second mortgage of $3.0 million on the Lewisville land. The loan matures in December 1997.

         In June 1997, the Company refinanced the Valwood land for $15.8 million. The note matures in June 1998. The Company received net cash of $4.9 million after the payoff of the existing $6.2 million Valwood land loan, an additional $3.0 million being applied to payoff the Jefferies land loan and $1.4 million being applied to paydown the Las Colinas land loan.

         In July 1997, the Company obtained a third mortgage of $2.0 million from the second mortgage lender on the Pin Oak land. The note bears interest at 12% per annum, compounded monthly, and matures in December 1997.

         Equity Investments. During the fourth quarter of 1988, the Company began purchasing shares of the REITs, which have the same advisor as the Company, and units of limited partner interest in NRLP. It is anticipated that additional equity securities of NRLP and the REITs will be acquired in the future through open-market and negotiated transactions to the extent the Company's liquidity permits.

         Equity securities of the REITs and NRLP held by the Company may be deemed to be "restricted securities" under Rule 144 of the Securities Act of 1933 ("Securities Act"). Accordingly, the Company may be unable to sell such equity securities other than in a registered public offering or pursuant to an exemption under the Securities Act for a period of two years after they are acquired. Such restrictions may reduce the Company's ability to realize the full fair market value of such investments if the Company attempted to dispose of such securities in a short period of time.

         The Company's cash flow from these investments is dependent on the ability of each of the entities to make distributions. In 1996, the Company received total distributions from the REITs of $2.1 million and $6.9 million from NRLP. The Company accrued $3.3 million in distributions from NRLP at December 31, 1995 which were paid January 2, 1996. The Company received distributions totaling $1.3 million during the first six months of 1997 from the REITs and NRLP.

         On June 12, 1996, the Company's Board of Directors announced the resumption of dividend payments on the Company's Common Stock at the initial rate of $.05 per share. The Company paid dividends totaling $1.5 million or $.15 per share in 1996.

         Also on June 12, 1996, the Company announced the redemption of its share purchase rights for $.01 per right. The redemption price, totaling $101,000, was paid on July 8, 1996 to stockholders of record on June 21, 1996.

         In July 1997, the Company purchased an additional 9% interest in Campbell Centre Joint Venture, for $868,000 in cash, increasing to 36% the Company's interest in the Campbell Centre Joint Venture.

         The Company's management reviews the carrying values of the Company's properties and mortgage note receivable at least annually and whenever events or a change in circumstances indicate that impairment may exist. Impairment is considered to exist if, in the case of a property, the future cash flow from the property (undiscounted and without interest) is less than the carrying amount of the property. For notes receivable impairment is considered to exist if it is probable that all amounts due under the terms of the note will not be collected. In those instances where impairment is found to exist, a provision for loss is recorded by a charge against earnings. The Company's mortgage note receivable review includes an evaluation of the collateral property securing such note. The property review generally includes selective property inspections, a review of the property's current rents compared to market rents, a review of the property's expenses, a review of maintenance requirements, a review of the property's cash flow, discussions with the manager of the property and a review of properties in the surrounding area.

RESULTS OF OPERATIONS

         Six months ended June 30, 1997. For the three months ended June 30, 1997, the Company reported net income of $2.5 million, compared to a net loss of $2.1 million for the three months ended June 30, 1996. For the six months ended June 30, 1997, the Company reported net income of $2.8 million compared with a net loss of $2.4 million for the six months ended June 30, 1996. The primary factors contributing to the Company's operating results are discussed in the following paragraphs.

         Sales and cost of sales for the six months ended June 30, 1997 relate to the operations of PWSI.

         Rents increased from $4.1 million and $9.4 million for the three and six months ended June 30, 1996 to $5.0 million and $10.9 million for the three and six months ended June 30, 1997. The increases are principally due to increased rents at the Company's commercial properties and increased rents and occupancy at the Company's hotels. One of the Company's hotels, the Best Western Oceanside was purchased in December 1996.

         Interest income from mortgage notes receivable of $1.2 million and $2.3 million for the three and six months ended June 30, 1997 approximated the $1.2 million and $2.3 million for the three and six months ended June 30, 1996. Interest income for the remainder of 1997 is expected to be less than in the first six months of 1997 due to a note payoff in May 1997.

         Other income increased from $127,000 and $469,000 for the three and six months ended June 30, 1996 to $1.3 million and $1.8 million for the three and six months ended June 30, 1997. The increases are primarily due to a $34,000 increase and a $821,000 decrease in realized losses incurred on the sale of trading portfolio securities and a $946,000 and a $673,000 increase in unrealized gains on trading portfolio securities.

         Property operating expenses increased from $3.9 million and $7.6 million for the three and six months ended June 30, 1996 to $4.0 million and $8.5 million for the three and six months ended June 30, 1997. The increases are primarily due to the acquisition of the Best Western Oceanside Hotel in 1996 and taxes and property maintenance on the Company's land parcels.

         Interest expense increased from $3.3 million and $6.4 million for the three and six months ended June 30, 1996 to $6.9 million and $12.0 million for the three and six months ended June 30, 1997. The increases are primarily due to the debt incurred related to the acquisition of 14 parcels of land and the Best Western Oceanside Hotel subsequent to June 1996. These increases were offset in part by a decrease of $969,000 due to the sale of 40.2 acres of the BP Las Colinas land in February 1997. Interest expense is expected to increase as the Company continues to acquire properties on a leveraged basis.

         Advisory and mortgage servicing fees increased from $381,000 and $701,000 for the three and six months ended June 30, 1996 to $585,000 and $1.0 million for the three and six months ended June 30, 1997. The increases are primarily attributable to the increase in the Company's gross assets, the basis for such fee. Such fee is expected to increase as the Company acquires additional properties.

         Depreciation and amortization expense increased from $453,00 and $890,000 for the three and six months ended June 30, 1996 to the $600,000 and $1.1 million for the three and six months ended June 30, 1997. The increases are primarily due to the purchase of Best Western Oceanside Hotel in December 1996. Depreciation and amortization for the remainder of 1997 is expected to be higher than in the first six months of 1997 due to the May 1997 acquisition of PWSI.

         General and administrative expenses increased from $595,000 and $1.2 million for the three and six months ended June 30, 1996 to $1.6 million and $2.3 million for the three and six months ended June 30, 1997. The increase is primarily attributable to legal fees and travel expenses incurred in 1997 relating to pending acquisitions and refinancings, increases in advisor cost reimbursements, and the general and administrative expenses of PWSI.

         Incentive compensation for the six months ended June 30, 1997 was $299,000. Incentive compensation relates to the sale of Porticos Apartments.

         Equity in income of investees improved from a loss of $1.5 million and $2.4 million for the three and six months ended June 30, 1996 to income of $5.0 million and $5.2 million for the three and six months ended June 30, 1997. The increases in equity income are attributable in part to an increase in the combined operating income of REITs and NRLP. Such improvement is generally attributable to improved occupancy and increased rental rates. The remainder of the increase is due to gains on sale of real estate in the REITs.

         Gains on sale of real estate were $3.9 million and $8.1 million for the three and six months ended June 30, 1997 compared to $2.3 million and $4.5 million for the three and six months ended June 30, 1996. In June 1997, the Company recognized a previously deferred gain of $3.0 million on the sale of Porticos Apartments and a $216,000 gain on the sale of Kamperman land. In April 1997, a gain of $668,000 on the sale of 3.1 acres of Las Colinas land. In February 1997, a gain of $3.4 million on the sale of 40.2 acres of BP Las Colinas land, a gain of $171,000 on the sale of Osceola land and a gain of $676,000 on the sale of 3.0 acres of Las Colinas I land.

         For the three months ended June 30, 1996, the Company recognized a $538,000 gain on the sale of 2.3 acres of Las Colinas land, a $44,000 gain on the sale of a parcel of land in Midland, Michigan and a $10,000 gain on the sale of eight residential lots. The first six months of 1996 includes an additional $538,000 gain on the sale of another 2.3 acres of land in Las Colinas, Texas.

         1996 Compared to 1995. The Company reported a net loss of $5.6 million in 1996 as compared to a net loss of $2.8 million in 1995. The primary factors contributing to the increase in the Company's net loss are discussed in the following paragraphs.

         Net rental income (rents less property operating expenses) increased from $4.6 million in 1995 to $4.8 million in 1996. This increase is primarily attributable to increased rents at the Denver Merchandise Mart and increased room rates and occupancy at the Kansas City Holiday Inn. Net rental income is expected to increase in 1997 from continued improvement at the Kansas City Holiday Inn and from a full years operations of the Best Western Oceanside Hotel which was acquired in December 1996.

         Interest income decreased from $4.9 million in 1995 to $4.7 million in 1996. This decrease is primarily attributable to a note receivable being paid off in 1995. Interest income in 1997 is expected to approximate that of 1996.

         Other income increased from $154,000 in 1995 to $1.6 million in 1996. This increase is due to recognizing an unrealized gain of $486,000 on the Company's trading portfolio of equity securities in 1996 compared to recognizing an unrealized loss of $1.4 million in 1995. This increase was offset in part by dividend income and gain on marketable equity securities decreasing by $689,000 and $292,500 respectively.

         Interest expense increased from $8.9 million in 1995 to $16.5 million in 1996. The increase is primarily attributable to debt refinancings and the debt incurred related to the purchase of six parcels of land in 1995 and 1996 and the Oaktree Shopping Center obtained in November 1995. Offsetting the increase was a $161,000 decrease in interest expense due to the sale of an apartment complex in February 1995. Interest expense for 1997 is expected to increase from the continued acquisition of properties on a leveraged basis.

         Advisory and mortgage servicing fees increased from $1.2 million in 1995 to $1.5 million in 1996. The increase is primarily attributable to the Company's increase in gross assets, the basis for such fee. Such fee will continue to increase as the Company's gross assets increase.

         Depreciation increased from $1.7 million in 1995 to $2.0 million in 1996 due to $2.9 million in property improvements made in 1996.

         Equity in income of investees improved from a loss of $851,000 in 1995 to income of $2.0 million in 1996. The increase in equity income is primarily attributable to an improvement in income from property operations for both CMET and NRLP, from increased rental rates and a decrease in operating expenses. The 1995 gains are attributable to the Company's equity share ($1.8 million) of NRLP's fourth quarter gain on the sale of two apartment complexes, the Company's equity share ($2.5 million) of TCI's gain on the sale of land in the third quarter and an apartment complex in the fourth quarter of 1995, a $4.6 million gain representing the Company's equity share of the REIT's gain on sale of real estate.

         Gains on the sale of real estate increased from $2.6 million in 1995 to $3.7 million in 1996. In 1996, the Company recognized a $2.0 million gain on the sale of 32.3 acres of the BP Las Colinas land in Las Colinas, Texas, and a $1.1 million gain on the sale of 4.6 acres of the Las Colinas I land also in Las Colinas, Texas. The 1995 gains are attributable to a $1.6 million gain recognized on the sale of 6.9 acres of Las Colinas I land and a $924,000 gain recognized on the sale of the Boulevard Villas Apartments in February 1995.

         The Company reported $783,000 in extraordinary gains in 1995 compared to $381,000 in extraordinary gains in 1996. The 1996 extraordinary gain is the Company's share of TCI's extraordinary gain from the early payoff of debt and CMET's extraordinary gain from an insurance settlement. The 1995 extraordinary gain is the Company's equity share of TCI's extraordinary gain from the early payoff of mortgage debt.

         1995 Compared to 1994. The Company reported a net loss of $2.8 million in 1995 as compared to a net loss of $2.4 million in 1994. The primary factors contributing to the decrease in the Company's net loss are discussed in the following paragraphs.

         Net rental income (rents less property operating expenses) decreased from $5.0 million in 1994 to $4.6 million in 1995. This decrease is primarily attributable to the sale of four apartment complexes in November 1994 and the sale of an additional apartment complex in February 1995 contributing a combined $2.4 million to the decrease. Offsetting the decrease in part, is a $1.2 million increase in net rental income from the Denver Merchandise Mart and Inn at the Mart, acquired in the second quarter of 1994 and a $529,000 increase at the Kansas City Holiday Inn due to increased room rates directly attributable to the capital improvements made to the property in 1994.

         Interest income increased from $4.0 million in 1994 to $4.9 million in 1995. This increase is primarily attributable to the Continental Hotel wraparound mortgage note receivable performing throughout 1995.

         Other income decreased from $1.1 million in 1994 to $154,000 in 1995. This decrease is primarily attributable to the fourth quarter write down of the Company's marketable equity securities trading portfolio by $998,000 due to a decline in market value.

         Interest expense increased from $7.9 million in 1994 to $8.9 million in 1995. This increase is primarily due to a $1.2 million increase in margin interest due to a $7.6 million increase in margin debt from December 1994 to December 1995 and a $2.0 million increase due to the debt incurred in connection with the Company's two land purchases in Las Colinas, Texas, during 1995. These increases are offset by a $1.5 million decrease due to a reduction in debt as a result of the sale of four apartment complexes in November 1994 and an additional apartment complex in February 1995 and reductions in loan principal balances.

         Advisory and mortgage servicing fees were comparable in 1995 and 1994 at $1.2 million as were general and administrative expense at $2.6 million in 1995 and 1994.

         Depreciation increased from $1.6 million in 1994 to $1.7 million in 1995. This increase is primarily attributable to the 1994 acquisitions of the Denver Merchandise Mart and the Inn at the Mart offset by the sale of four apartment complexes in November 1994 and the sale of an additional apartment complex in February 1995.

         Equity in income of investees decreased from a income of $292,000 in 1994 to a loss of $851,000 in 1995. This decrease in equity income is primarily attributable to an increase in net loss of both IORI and TCI, resulting from a $1.5 million writedown of a wraparound mortgage note receivable to the balance of the underlying first lien mortgage by a partnership in which IORI and TCI are the sole partners. Offsetting such losses in part, is the Company's equity share ($1.8 million) of NRLP's fourth quarter gain on the sale of two apartment complexes, the Company's equity share ($2.5 million) of TCI's gain on the sale of land in the third quarter and an apartment complex in the fourth quarter of 1995.

         Gains on the sale of real estate increased from $292,000 in 1994 to $2.6 million in 1995. The 1995 gains are attributable to a $1.6 million gain recognized on the sale of 6.9 acres of Las Colinas I land in Las Colinas, Texas, acquired by the Company in May 1995 and a $924,000 gain recognized by the Company on the sale of the Boulevard Villas Apartments in February 1995.

         The Company reported $323,000 in extraordinary gains in 1994 compared to $783,000 in extraordinary gains in 1995. The 1995 extraordinary gain is the Company's equity share of TCI's extraordinary gain from the early payoff of mortgage debt. In 1994, $273,000 of the extraordinary gain is the Company's equity share of TCI's settlement of litigation with a lender and the remaining $50,000 is due to a lender's forgiveness of a portion of a first mortgage, due to the Company's early payoff of the second lien mortgage secured by the same property.

CONTINGENCIES

         In January 1995, NRLP, SAMLP, the NRLP oversight committee and William
H. Elliott executed an Implementation Agreement which provides for the nomination of an entity controlled by Mr. Elliott as successor general partner of NRLP and National Operating, L.P. ("NOLP"), the operating partnership of NRLP and for the resolution of all related matters under the 1990 settlement of a class action lawsuit. In February 1996, the parties to the Implementation Agreement executed an Amended and Restated Implementation Agreement.

         Provided that the successor general partner is elected pursuant to the terms of the Amended and Restated Implementation Agreement, SAMLP shall receive $12.5 million from the Partnership. This amount represents a compromise settlement of the net amounts owed by the Partnership to SAMLP upon SAMLP's withdrawal as general partner and any amounts which SAMLP and its affiliates may owe to the Partnership. This amount shall be paid to SAMLP pursuant to a promissory note in accordance with the terms set forth in the Amended and Restated Implementation Agreement.

         In September 1996, the Judge appointed to supervise the class action settlement (the "Supervising Judge") entered an order granting tentative approval of the Amended and Restated Implementation Agreement and the form of notice to be sent to the original class members. However, the order reserved jurisdiction to determine other matters which must be resolved prior to final approval. On April 7, 1997, the Supervising Judge issued an order granting final approval of the notice and scheduled a hearing on June 27, 1997 for final approval of the Amended and Restated Implementation Agreement. Upon final approval by the Supervising Judge, the proposal to elect the successor general partner will be submitted to the NRLP's unitholders for a vote. In addition, the unitholders will vote upon amendments to the NRLP's Partnership Agreement which relate to the proposed compensation of the successor general partner and other related matters.

         Upon approval by NRLP's unitholders, SAMLP shall withdraw as General Partner and the successor general partner shall take office. If the required approvals are obtained, it is anticipated that the successor general partner will be elected and take office during the third quarter of 1997.

         The Amended and Restated Implementation Agreement provides that SAMLP, and its affiliates owning units in NRLP shall not vote to remove the successor general partner, except for removal with cause, for a period of 36 months from the date the successor general partner takes office.

         Upon the election and taking office of the successor general partner, the class action settlement and the NRLP oversight committee shall be terminated. If the successor general partner is not elected, the existing class action settlement shall remain in full force and effect and all of the provisions of the Amended and Restated Implementation Agreement shall be voided, including the compromise settlement of amounts owed by SAMLP and NRLP to each other.

         In April 1995, the Company's Board of Directors approved the Company's entering into a comfort and indemnification letter whereby the Company would agree to indemnify Mr. Elliott and any entity controlled by Mr. Elliott which is elected to serve as the successor general partner of NRLP and NOLP. Such indemnification will stand behind any indemnification to which Mr. Elliott or any entity controlled by Mr. Elliott may be entitled to under the NRLP partnership agreement.

         On September 3, 1996, Joseph B. Moorman filed a Motion for Orders Compelling Enforcement of the Moorman Settlement Agreement, Appointment of a Receiver and Collateral Relief with the Court. The motion alleged that the settling defendants had failed or refused to perform their obligations under the Moorman Settlement Agreement and had breached the Moorman Settlement Agreement. The motion also requested that SAMLP be removed as general partner and a receiver be appointed to manage the Partnership. The motion also requested that the Company be ordered to deliver to the Court all NRLP units which had been purchased by the Company since August 7, 1991. A hearing was held on this motion in October 1996. In January 1997, the Supervising Judge entered an order denying the motion.

         On January 27, 1997, Joseph B. Moorman filed motions to (i) discharge the NRLP Oversight Committee and (ii) vacate the Court's orders and renewed his prior motions to compel enforcement of the Moorman Settlement Agreement, appoint a receiver over the Partnership, and for collateral relief against the Company. Also on January 27, 1997, Robert A. McNeil filed motions to (i) be installed as receiver for the Partnership, (ii) vacate the Court's orders, and
(iii) disband the NRLP Oversight Committee. A hearing on the motions to discharge or disband the Oversight Committee and to vacate the Court's orders was held on March 21, 1997, and the Supervising Judge ruled that neither Mr. McNeil nor Mr. Moorman had standing to bring the motions. ENVIRONMENTAL MATTERS

         Under various federal, state and local environmental laws, ordinances and regulations, the Company may be potentially liable for removal or remediation costs, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property) where property-level managers have arranged for the removal, disposal or treatment of hazardous or toxic substances. In addition, certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from the Company for personal injury associated with such materials.

         The Company' s management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on the Company's business, assets or results of operations.

INFLATION

         The effects of inflation on the Company's operations are not quantifiable. Revenues from property operations fluctuate proportionately with inflationary increases and decreases in housing costs. Fluctuations in the rate of inflation also affect the sales values of properties and, correspondingly, the ultimate gains to be realized by the Company from property sales.

RECENT ACCOUNTING PRONOUNCEMENT

         In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121 - "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of". The statement requires that long-lived assets be considered impaired "... if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset." If impairment exists, an impairment loss shall be recognized, by a charge against earnings, equal to "... the amount by which the carrying amount of the asset exceeds the fair value of the asset." If impairment of a long-lived asset is recognized, the carrying amount of the asset shall be reduced by the amount of the impairment, shall be accounted for as the asset's "new cost" and such new cost shall be depreciated over the asset's remaining useful life.

         SFAS No. 121 further requires that long-lived assets held for sale "... be reported at the lower of carrying amount or fair value less cost to sell." If a reduction in a held for sale asset's carrying amount to fair value less cost to sell is required, a provision for loss shall be recognized by a charge against earnings. Subsequent revisions, either upward or downward, to a held for sale asset's fair value less cost to sell shall be recorded as an adjustment to the asset's carrying amount, but not in excess of the asset's carrying amount when originally classified as held for sale. A corresponding charge or credit to earnings is to be recognized. Long-lived assets held for sale are not to be depreciated. The Company adopted SFAS No. 121 effective January 1, 1996.

         The adoption of SFAS No. 121 had no effect on the Company's net income for the six months ended June 30, 1997, as the Company's one depreciable asset classified as held for sale is fully depreciated and none of the Company's other long lived assets are considered to be impaired.

                               ACQUISITION TERMS

         This Prospectus covers Preferred Stock that may be issued from time to time in the future by the Company on the completion of acquisitions of assets, businesses or securities, or on the payment of dividends on or conversion of or payment of interest on convertible notes issued in connection with such acquisitions of other businesses or properties.

         It is expected that the terms of acquisitions involving the issuance of the Preferred Stock covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the Preferred Stock issued will be valued at prices reasonably related to the market price of the Preferred Stock either at the time an agreement is entered into concerning the terms of the acquisition or at or about the time the Shares are delivered. No underwriting discounts or commissions will be paid, although finder's fees may be paid in connection with certain acquisitions. Any person receiving such fees may be deemed to be an 'underwriter' within the meaning of the Securities Act, and any profit on the resale of shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.


                        DESCRIPTION OF THE CAPITAL STOCK

GENERAL

         The Company is authorized by its Articles of Incorporation, as amended, to issue up to 16,666,667 shares of Common Stock, $.01 par value per share, and 20,000,000 shares of a special class of stock, $2.00 par value per share (the "Special Stock"), which may be designated by the Company's Board of Directors from time to time. The Preferred Stock to be offered hereunder will be a series of the Special Stock.

COMMON STOCK

         All shares of the Company's Common Stock are entitled to share equally in dividends from funds legally available therefor, when declared by the Company's Board of Directors, and upon liquidation or dissolution of the Company, whether voluntary or involuntary (subject to any prior rights of holders of the Special Stock), and to share equally in the assets of the Company available for distributions to shareholders. Each holder of Common Stock is entitled to one vote for each share held on all matters submitted to the shareholders. There is no cumulative voting, redemption right, sinking fund provision or right of conversion with respect to the Common Stock. The holders of Common Stock do not have any preemptive rights to acquire additional shares of Common Stock when issued. All outstanding shares of the Company are fully paid and nonassessable. As of June 30, 1997, 13,479,348 shares of Common Stock were issued and 11,954,721 shares of Common Stock were outstanding.

SPECIAL STOCK

         The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement.

         Article 5 of the Articles of Incorporation of the Company, as amended, authorizes the issuance of up to 20,000,000 shares of Special Stock in one or more series with such preferences, limitations and rights as the Company's Board of Directors determines. In particular, the Board of Directors may fix and determine, among other things, the dividend payable with respect to such shares of Special Stock (including whether and in what manner such dividend shall be accumulated); whether such shares shall be redeemable, and if so, the prices, terms and conditions of such redemption; the amount payable on such shares in the event of voluntary or involuntary liquidation; the nature of any purchase, retirement or sinking fund provisions; the nature of any conversion rights with respect to such shares; and the extent of the voting rights, if any, of such shares. Certain provisions of the Special Stock may, under certain circumstances, adversely affect the rights or interests of holders of Common Stock. For example, the Company's Board of Directors could, without shareholder approval, issue a series of Special Stock with voting and conversion rights which could adversely affect the voting power of the common shareholders. In addition, the Special Stock may be issued under certain circumstances as a defensive device to thwart an attempted hostile takeover of the Company.

         The Prospectus Supplement relating to the series of Preferred Stock being offered will describe its terms, including: (i) its title and stated value; (ii) the number of shares offered, the liquidation preference per share and the purchase price; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculating dividends; (iv) whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends accumulate; (v) the procedures for any auction and remarketing, if any; (vi) the provisions for a sinking fund, if any; (vii) the provisions for redemption, if applicable; (viii) any listing of such Preferred Stock on a securities exchange; (ix) the terms and conditions, if applicable, for its conversion into Common Stock, including the conversion price (or manner of calculation) and conversion period; (x) voting rights, if any; (xi) its relative ranking and preferences as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (xii) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company. The Prospectus Supplement for such Preferred Stock will also include a discussion of any material and/or special Federal income tax considerations applicable to such Preferred Stock.

         Through the date of this Prospectus, the Company has amended its Articles of Incorporation to designate six series of the Special Stock as explained below. Each series of Special Stock now outstanding ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         The following description of the provisions of each series of the Special Stock designated by the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive Articles of Amendment of the Articles of Incorporation relating to such series of Special Stock.

         Series A Preferred Stock; Terminated Rights Plan. On April 11, 1990, the Board of Directors of the Company designated 500,000 shares of the Series A Cumulative Participating Preferred Stock (the "Series A Preferred Stock"), adopted a preferred share purchase rights plan and approved the distribution to shareholders of a dividend of one preferred share purchase right on each outstanding share of the Company's Common Stock (the "Rights"). The rights plan provided that one Right would be distributed to all shareholders of the Company for each share of Common Stock owned of record by them as of April 23, 1990. In addition, the rights plan required that the Company issue one Right with each share of Common Stock that became outstanding thereafter so that all shares of Common Stock would carry a Right. The Rights were primarily designed to assure that all holders of Common Stock of the Company receive fair and equal treatment in the event of any attempt to acquire the Company and to guard the interest of such shareholders against partial tender offers, inadequate offers, open market accumulations and other abusive or coercive tactics. The rights plan was not adopted in response to any effort to acquire the Company, and the Company has remained unaware of any such effort. On June 12, 1996, the Board of Directors of the Company resolved to redeem the Rights held by the shareholders of record as of June 21, 1996 at the redemption price of $.01 per Right. The redemption price was paid on July 8, 1996. The decision by the Board of Directors of the Company was based on a determination that the rights plan was no longer necessary to protect the Company and its shareholders from coercive tender offers.

         On February 27, 1997, the Board of Directors of the Company deleted the designation of the Series A Preferred Stock from the Articles of Incorporation and none will be issued in the future.

         Series B Preferred Stock. On April 3, 1996, the Board of Directors of the Company designated 4,000 shares of Series B 10% Cumulative Preferred Stock (the "Series B Preferred Stock") with a par value of $2.00 per share and a preference on liquidation of $100 per share plus payment of accrued and unpaid dividends. The Series B Preferred Stock is non-voting except as required by law, and the Company is not required to maintain a sinking fund for such stock.

         The Series B Preferred Stock is convertible, but only during a 30-day period beginning May 8, 1998, into that number of shares of the Company's Common Stock obtained by multiplying the number of shares being converted by $100 and then dividing such sum by (in most instances) 90% of the simple average of the daily closing price of the Common Stock for the 30 trading days immediately preceding the conversion period on the market where the shares of Common Stock of the Company are then regularly traded. The right of conversion shall terminate at the close of business on the second full business day prior to the date fixed for redemption and on the commencement of any liquidation, dissolution or winding up of the Company.

         The Series B Preferred Stock bears a cumulative dividend per share of $10.00 per annum, payable quarterly in equal installments of $2.50. Dividends on the Series B Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series B Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         The Company may from time to time redeem any or all of the Series B Preferred Stock upon payment of the liquidation value of $100 per share plus all accrued and unpaid dividends. There is no restriction on the repurchase or redemption of the

Series B Preferred Stock by the Company while there is any arrearage in payment of dividends except that at the time of such repurchase or redemption the Company must pay all accrued and unpaid dividends on the shares being redeemed. As of April 1, 1997, 4,000 shares of the Series B Preferred Stock were issued and outstanding.

         Series C Preferred Stock. The Board of Directors of the Company designated 16,681 shares of Series C 10% Cumulative Preferred Stock (the "Series C Preferred Stock") on May 23, 1996, with a par value of $2.00 per share and a preference on liquidation of $100 per share plus all accrued and unpaid dividends. The Series C Preferred Stock is non-voting except as required by law. The Company is not required to maintain a sinking fund for such stock.

         Each share of Series C Preferred Stock is convertible, but only during a 90-day period beginning on November 25, 1998, into the number of shares of Common Stock obtained by multiplying the number of shares being converted by $100 and dividing the result by (in most instances) 90% of the then-recent average trading price for the Common Stock.

         The Series C Preferred Stock bears a cumulative dividend per share of $10.00 per annum, payable quarterly in equal installments of $2.50. Dividends on the Series C Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series C Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock. The dividends for the first twelve months are to be paid in additional shares of Series C Preferred Stock.

         The Company may from time to time redeem any or all of the Series C Preferred Stock upon payment of the liquidation value of $100 per share plus all accrued and unpaid dividends. There is no restriction on the repurchase or redemption of the Series C Preferred Stock by the Company while there is any arrearage in payment of dividends except that at the time of such repurchase or redemption the Company must pay all accrued and unpaid dividends on the shares being redeemed. As of August 29, 1997, 16,681 shares of the Series C Preferred Stock were issued and outstanding.

         Series D Preferred Stock. The Board of Directors of the Company designated 91,000 shares of Series D Cumulative Preferred Stock (the "Series D Preferred Stock") on August 2, 1996, with a par value of $2.00 per share and a preference on liquidation of $20.00 per share plus payment of accrued and unpaid dividends. The Series D Preferred Stock is non-voting except as required by law and is not convertible. The Company is not required to maintain a sinking fund for such stock.

         The Series D Preferred Stock has a cumulative dividend per share of 9.5% per annum of the $20.00 liquidation preference, payable quarterly in equal installments of $0.475. Dividends on the Series D Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series D Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         The Company may from time to time after June 1, 2001 redeem any or all of the Series D Preferred Stock upon payment of the liquidation value of $20.00 per share plus all accrued and unpaid dividends. There is no restriction on the repurchase or redemption of the Series D Preferred Stock by the Company while there is any arrearage in payment of dividends except that at the tine of such repurchase or redemption the Company must pay all accrued and unpaid dividends on the shares being redeemed. As of August 29, 1997, no shares of the Series D Preferred Stock were issued and outstanding.

         The Series D Preferred Stock is reserved for issuance upon the conversion Class A units held by the limited partners of Ocean Beach Partners L.P.

         Series E Preferred Stock. On December 3, 1996, the Company's Board of Directors designated 80,000 shares of Series E Cumulative Convertible Preferred Stock (the "Series E Preferred Stock") with a par value of $2.00 per share and a preference on liquidation of $100 per share plus payment of all accrued and
unpaid dividends.   The Series E Preferred Stock is non-voting except as
required by law. The Company is not required to maintain a sinking fund for such stock.

         The Series E Preferred Stock is convertible into that number of shares of the Company's Common Stock obtained by multiplying the number of shares being converted by $100, then adding all accrued and unpaid dividends on such shares, then dividing such sum by (in most instances) 80% of the Common Stock's then-recent average trading price for the 20 business days ending on the last business day of the calendar week immediately preceding the date of conversion on the principal stock exchange on which such Common Stock is then listed or admitted to trading as determined by the Company. The schedule pursuant to which shares of Series E Preferred Stock may be so converted is as follows: up to 30,000 shares of the Series E Preferred Stock may be converted beginning as of November 4, 1998 and thereafter; up to an additional 10,000 shares of the Series E Preferred Stock may be converted beginning as of November 4, 1999; and up to an additional 40,000 shares of the Series E Preferred Stock may be converted beginning as of November 4, 2001.

         The Series E Preferred Stock bears a cumulative dividend per share equal to $10.00 per annum, payable quarterly in equal installments of $2.50 for the period from date of issuance to November 4, 1999, and $11.00 per annum ($2.75 per quarter) thereafter. Dividends on the Series E Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series E Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         The Company may redeem any or all of the shares of Series E Preferred Stock from time to time upon payment of $100.00 per share plus all accrued and unpaid dividends. There is no restriction on the repurchase or redemption of the Series E Preferred Stock by the Company while there is any arrearage in payment of dividends except that at the time of such repurchase or redemption the Company must pay all accrued and unpaid dividends on the shares being redeemed. As of August 29, 1997, no shares of the Series E Preferred Stock were issued and outstanding.

         The Series E Preferred Stock is reserved for issuance upon the conversion of Class A units held by the limited partners in the Valley Ranch Limited Partnership.

         Series F Preferred Stock. On August 13, 1997, the Board of Directors of the Company designated and authorized the issuance of a total of 7,500,000 shares of its Series F Cumulative Convertible Preferred Stock (the "Series F Preferred Stock") with a par value of $2.00 per share and a preference on liquidation of $10.00 per share plus payment of accrued and unpaid dividends (the "Adjusted Liquidation Value"). The Series F Preferred Stock is non-voting except (i) as provided by law and (ii) at any time or times when all or any portion of the dividends on the Series F Preferred Stock for any six quarterly dividends, whether or not consecutive, shall be in arrears and unpaid. In the latter event, the number of directors constituting the board of directors of the Company shall be increased by two and the holders of Series F Preferred Stock, voting separately as a class, shall be entitled to elect two directors to fill such newly created directorships with each holder being entitled to one vote in such election for each share of Series F Preferred Stock held. The Company is not obligated to maintain a sinking fund with respect to the Series F Preferred Stock.

         The Series F Preferred Stock is convertible at any time and from time to time, in whole or in part, after the earliest to occur of (i) August 15, 2003; (ii) the first business day, if any, occurring after the fifteenth day following the end of each calendar quarter, on which an amount equal to or in excess of 5% of the $10.00 liquidation value (i.e., $.50 per share of Series F Preferred Stock) is accrued and unpaid, or (iii) when the Company becomes obligated to mail a statement to the holders of record of each of the Series F Preferred Stock because of a proposal by the Company at any time before all of the Series F Preferred Stock have been redeemed by or converted into the Company's Common Shares, to merge or consolidate with or into any other corporation (unless the Company is the surviving entity and holders of the Company's Common Stock continue to hold such Common Stock without modification and without receipt of any additional consideration), or to sell, lease, or convey all or substantially all its property or business, or to liquidate, dissolve or wind up. Each share of Series F Preferred Stock is convertible into that number of shares of Common Stock obtained by multiplying the number of shares being converted by $10.00, then adding all accrued and unpaid dividends, then dividing such sums by (in most instances) 90% of the simple average of the daily closing price of the Company's Common Stock for the 20 business days ending on the last business day of the calendar week immediately preceding the date of conversion on the principal stock exchange on which such Common Stock is then listed (the "Conversion Price"). Notwithstanding the foregoing, the Company may elect to redeem shares of the Series F Preferred Stock sought to be so converted instead of issuing shares of the Company's Common Stock by paying to the holder thereof cash in an amount equal to the Conversion Price for those shares of the Series F Preferred Stock so redeemed.

         The Series F Preferred Stock bear a cumulative, compounded dividend per share equal to 10% per annum of the Adjusted Liquidation Value, payable quarterly on the 15th business day of the month following the end of the related calendar quarter, and commencing accrual on August 16, 1998 whether or not such dividends have been declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of such dividends. Dividends on the Series F Preferred Stock are in preference to and with priority over dividends upon the Company's Common Stock. The Series F Preferred Stock rank on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of preferred stock issued by the Company.

         In addition to the Company's redemption rights described above upon a conversion of Series F Preferred Stock, the Company may redeem any or all of the Series F Preferred Stock at any time and from time to time, at its option, for cash upon no less than twenty (20) days nor more than thirty (30) days prior notice thereof. The redemption price of the Series F Preferred Stock shall be an amount per share equal to (i) 105% of the Adjusted Liquidation Value during the period from August 15, 1997 through August 15, 1998; (ii) 104% of the Adjusted Liquidation Value during the period from August 16, 1998 through August 15, 1999; and (iii)103% of the Adjusted Liquidation Value at any time on or after August 16, 1999. Each Series F Preferred

Share will be convertible, at the option of the holder, into fully paid and nonassessable Common Stock. As of September __, 1997 there were no issued and outstanding Series F Preferred Stock.


                              PLAN OF DISTRIBUTION

         Preferred Stock may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Preferred Stock in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

         Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnifications by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. The terms and conditions of such indemnification will be described in an applicable Prospectus Supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

         Certain legal matters with respect to the Preferred Stock and, if applicable, the Common Stock offered by the Company will be passed upon for the Company by Holt Ney Zatcoff & Wasserman, LLP, Atlanta, Georgia.

                                    EXPERTS

         The financial statements and schedules included and incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the period set forth in their reports appearing elsewhere herein and in the registration statement, and such reports are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

                              FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                            Page
FINANCIAL STATEMENTS:

Report of Independent Certified Public Accountants  . . . .  F-2

Consolidated Balance Sheets -
   December 31, 1996 and 1995 . . . . . . . . . . . . . . .  F-3

Consolidated Statements of Operations -
   Years Ended December  31, 1996, 1995 and 1994  . . . . .  F-5

Consolidated Statements of Stockholders' Equity -
   Years Ended December 31, 1996, 1995 and 1994 . . . . . .  F-6

Consolidated Statements of Cash Flows -
   Years Ended December 31, 1996, 1995 and 1994 . . . . . .  F-7

Notes to Consolidated Financial Statements  . . . . . . . . F-10


INTERIM FINANCIAL STATEMENTS (UNAUDITED):

Consolidated Balance Sheets -
   June 30, 1997 and December 31, 1996  . . . . . . . . . . F-31

Consolidated Statements of Operations -
   Three and Six Months Ended June 30, 1997 and 1996  . . . F-33

Consolidated Statements of Stockholders' Equity -
   Six Months Ended June 30, 1997 . . . . . . . . . . . . . F-34

Consolidated Statements of Cash Flows -
   Six Months Ended June 30, 1997 and 1996  . . . . . . . . F-35

Notes to Consolidated Interim Financial Statements  . . . . F-37





All other schedules are omitted because they are not required, are not applicable or the information required is included in the Consolidated Financial Statements or the notes thereto.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors of
American Realty Trust, Inc.


We have audited the accompanying consolidated balance sheets of American Realty Trust, Inc. and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Realty Trust, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.





                          . . . .
                          . . . .

          BDO Seidman, LLP





Dallas, Texas
March 26, 1997

                          AMERICAN REALTY TRUST, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                              December 31,
                                                              ------------
                                                            1996        1995
                                                        ----------   -----------
                                                         (dollars in thousands)
  Assets
  ------
Notes and interest receivable
  Performing (including $13,563 in 1996 and
         $14,657 in 1995 from affiliate)  . . . . . .   $   50,784   $  51,840
  Nonperforming, nonaccruing  . . . . . . . . . . . .        1,627       1,827
                                                        ----------   ---------
                                                            52,411      53,667

Less - allowance for estimated losses . . . . . . . .       (3,926)     (3,926)
                                                         ---------    --------
                                                            48,485      49,741
Real estate held for sale, net of accumulated
  depreciation ($5,098 in 1996 and 1995)  . . . . . .       77,688      32,627

Less - allowance for estimated losses . . . . . . . .           --     (3,328)
                                                        ----------   --------
                                                            77,688      29,299
Real estate held for investment net of accumu-
  lated depreciation ($4,234 in 1996 and $2,646
  in 1995)  . . . . . . . . . . . . . . . . . . . . .       41,347      30,125

Marketable equity securities, at market value . . . .        2,186       2,093
Cash and cash equivalents . . . . . . . . . . . . . .        1,254       1,054
Investments in equity investees . . . . . . . . . . .       55,880      41,072
Other assets (including $3,336 in 1995 from
  affiliate)  . . . . . . . . . . . . . . . . . . . .        8,197       8,649
                                                        ----------   ---------
                                                        $  235,037   $ 162,033
                                                        ==========   =========

The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                    CONSOLIDATED BALANCE SHEETS - CONTINUED



                                                              December 31,
                                                              ------------
                                                            1996        1995
                                                        ----------   -----------
                                                         (dollars in thousands)
       Liabilities and Stockholders' Equity
       ------------------------------------
Liabilities
Notes and interest payable (including $8,973 in
  1996 and $8,556 in 1995 to affiliates)  . . . . . . $  127,863     $  61,163
Margin borrowings . . . . . . . . . . . . . . . . . .     40,044        34,017
Accounts payable and other liabilities
  (including $4,584 in 1995 to affiliate) . . . . . .      8,433        12,698
                                                      ----------     ---------
                                                         176,340       107,878

Minority interest . . . . . . . . . . . . . . . . . .     10,911         1,097

Commitments and contingencies

Stockholders' equity
Preferred Stock, $2.00 par value, authorized
  20,000,000 shares; issued and outstanding
  4,000 shares Series B . . . . . . . . . . . . . . .          8            --
  15,877 shares Series C  . . . . . . . . . . . . . .         32            --
Common Stock, $.01 par value, authorized
  16,666,667 shares; issued 13,479,348 shares in
  1996 and 11,716,656 shares in 1995  . . . . . . . .        129           117
Paid-in capital . . . . . . . . . . . . . . . . . . .     68,601        66,661
Accumulated (deficit) . . . . . . . . . . . . . . . .    (20,978)      (13,720)
Treasury stock at cost, 564,704 shares  . . . . . . .         (6)           --
                                                      ----------     ---------
                                                          47,786        53,058
                                                      ----------     ---------

                                                      $  235,037     $ 162,033
                                                      ==========     =========

The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            Years Ended December 31,
                                                                  ----------------------------------------
                                                                     1996           1995            1994
                                                                  ----------     ----------      ---------
                                                                   (dollars in thousands, except per share)
 Income
   Rents . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   20,658     $   17,869      $  18,013
   Interest (including $539 in 1996, $506 in 1995 and $366 in
     1994 from affiliates) . . . . . . . . . . . . . . . . . .         4,724          4,929          3,959
   Other . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,597            154          1,098
                                                                  ----------     ----------     ----------
                                                                      26,979         22,952         23,070


 Expenses
   Property operations (including $892 in 1996, $1,200 in 1995
     and $899 in 1994 to affiliates) . . . . . . . . . . . . .        15,874         13,260         13,013
   Interest (including $418 in 1996, $437 in 1995 and $589
     in 1994 to affiliates)  . . . . . . . . . . . . . . . . .        16,450          8,941          7,875
   Advisory and servicing fees to affiliate  . . . . . . . . .         1,539          1,195          1,242
   General and administrative (including $691 in 1996, $516 in
     1995 and $434 in 1994 to affiliate) . . . . . . . . . . .         2,712          2,554          2,562
   Depreciation and amortization . . . . . . . . . . . . . . .         2,002          1,691          1,620
   Minority interest . . . . . . . . . . . . . . . . . . . . .            --            671            169
                                                                  ----------     ----------     ----------
                                                                      38,577         28,312         26,481
                                                                  ----------     ----------     ----------

 (Loss) from operations  . . . . . . . . . . . . . . . . . . .       (11,598)        (5,360)        (3,411)
 Equity in income (losses) of investees  . . . . . . . . . . .         2,004           (851)           292
 Gain on sale of real estate . . . . . . . . . . . . . . . . .         3,659          2,594            379
                                                                  -----------    ----------     ----------

 (Loss) before income taxes  . . . . . . . . . . . . . . . . .        (5,935)        (3,617)        (2,740)
 Income tax expense  . . . . . . . . . . . . . . . . . . . . .           ---              2              9
                                                                  ----------     ----------     ----------

 (Loss) before extraordinary gain  . . . . . . . . . . . . . .        (5,935)        (3,619)        (2,749)

 Extraordinary gain  . . . . . . . . . . . . . . . . . . . . .           381            783            323
                                                                  ----------     ----------     ----------

 Net (loss)  . . . . . . . . . . . . . . . . . . . . . . . . .        (5,554)        (2,836)        (2,426)

 Preferred dividend requirement  . . . . . . . . . . . . . . .          (113)           --             --
                                                                  -----------    ----------     ----------

 Net (loss) applicable to Common shares  . . . . . . . . . . .    $   (5,667)    $   (2,836)    $   (2,426)
                                                                  ==========     ==========     ==========

 Earnings per share
 (Loss) before extraordinary gain  . . . . . . . . . . . . . .    $     (.46)    $     (.31)    $     (.23)
 Extraordinary gain  . . . . . . . . . . . . . . . . . . . . .           .03            .07            .03
                                                                  ----------     ----------     ----------

 Net (loss) applicable to Common shares  . . . . . . . . . . .    $     (.43)    $     (.24)    $     (.20)
                                                                  ===========    ==========     ==========

 Weighted average Common shares used in computing
    earnings per share . . . . . . . . . . . . . . . . . . . .    12,765,082     11,716,656     12,208,876
                                                                  ==========     ==========     ==========

The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                               Series B    Series C                                         Accumulated
                               Preferred  Preferred    Common      Treasury     Paid-in       Earnings    Stockholders
                                 Stock      Stock       Stock        Stock      Capital      (Deficit)       Equity
                                 -----      -----       -----        -----      -------      ---------       ------

                                                              (dollars in thousands)
Balance
    January 1, 1994 . . . . .   $ --        $ --        $ 102         $ --      $64,476       $ (8,458)      $56,120

Reclassification of
Redeemable Common Stock           --          --           14           --        2,186             --         2,200

Common Stock Issued  . . . . .    --          --            9           --           (9)            --            --

Common Stock retired . . . . .    --          --           (8)          --            8             --            --

Net (loss)  . . . . . . . . .     --          --           --           --           --         (2,426)       (2,426)
                                ----        ----        -----         ----      -------       --------       -------
Balance
    December 31, 1994 . . . .     --          --          117           --       66,661        (10,884)       55,894

Net (loss)  . . . . . . . . .     --          --           --           --           --         (2,836)       (2,836)
                                ----        ----        -----         ----      -------       --------       -------

Balance
    December 31, 1995 . . . .     --          --          117           --       66,661        (13,720)       53,058

Common Stock issued . . . . .     --          --           12           --          (12)            --            --

Series B Preferred Stock           8          --           --           --          392             --           400
    issued  . . . . . . . . .

Series C Preferred Stock          --          30           --           --        1,469             --         1,499
    issued  . . . . . . . . .

Common stock cash dividend
    ($.15 per share)  . . . . .   --          --           --           --           --         (1,491)       (1,491)

Redemption of share
    purchase rights
    ($.01 per right)  . . . . .   --          --           --           --           --           (101)         (101)

Series B Preferred
    Stock cash
    dividends ($6.46
    per share)  . . . . . . .     --          --           --           --           --            (25)          (25)

Series C Preferred
    Stock stock dividend
    ($5.74 per share)  . . . .    --           2           --           --           85            (87)           --

Treasury stock, at cost           --          --           --           (6)           6             --            --

Net (loss)                        --          --           --           --           --         (5,554)       (5,554)
                                ----        ----        -----         ----      -------       --------       -------

Balance
    December 31, 1996 . . . .   $  8        $ 32        $ 129         $ (6)     $68,601       $(20,978)      $47,786
                                ====        ====        =====         ====      =======       ========       =======

    The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      For The Years Ended December 31,
                                                                  ----------------------------------------
                                                                    1996             1995           1994
                                                                  --------         --------       --------
                                                                           (dollars in thousands)
 Cash Flows From Operating Activities
    Rents collected  . . . . . . . . . . . . . . . . . . .        $ 19,013         $ 18,473       $ 17,130

    Interest collected ($385 in 1996, $399 in
           1995 and $366 in 1994 from affiliates). . . . .           4,304            4,845          3,829

    Distributions from equity investees'
          operating activities . . . . . . . . . . . . . .           9,054            1,464          1,642

    Interest paid (including $19 in 1995 and $213 in 1994
          to  affiliate) . . . . . . . . . . . . . . . . .          (9,601)          (8,296)        (4,286)

    Payments for property operations
          (including $892 in 1996, $1,200 in 1995
          and $899 in 1994 to affiliate) . . . . . . . . .         (15,034)         (13,442)       (13,162)

    Advisory fee paid to affiliate . . . . . . . . . . . .          (1,539)          (1,195)        (1,242)

    General and administrative expenses paid
          (including $691 in 1996, $516 in 1995 and
          $434 in 1994 to affiliate) . . . . . . . . . . .          (3,095)          (2,448)        (2,384)

    Litigation settlement  . . . . . . . . . . . . . . . .              --             (100)          (750)


    Other. . . . . . . . . . . . . . . . . . . . . . . . .          (1,084)             500            235
                                                                  --------         --------       --------


          Net cash provided by (used in) operating
                activities . . . . . . . . . . . . . . . .           2,018             (199)         1,012

 Cash Flows From Investing Activities
    Collections on notes receivable
    (including $1,166 in 1996 and $394
    in 1995 from affiliates) . . . . . . . . . . . . . . .           1,495            1,604          2,757

    Purchase of marketable equity securities . . . . . . .         (22,613)         (19,394)       (16,518)

    Proceeds from sale of marketable equity securities . .          23,557           18,374         15,123

    Notes receivable funded  . . . . . . . . . . . . . . .            (250)          (3,295)          (700)

    Proceeds from sale of real estate  . . . . . . . . . .           3,129           11,992          4,058

    Return of capital distributions  . . . . . . . . . . .              --               --            514

    Acquisitions of real estate  . . . . . . . . . . . . .          (6,698)         (21,394)            --

    Real estate improvements . . . . . . . . . . . . . . .          (2,862)          (1,802)        (2,168)

    Investment in equity investees . . . . . . . . . . . .         (15,471)          (7,169)        (6,884)
                                                                   -------           ------         ------

          Net cash (used in) investing activities  . . . .         (19,713)         (21,084)        (3,818)

                          AMERICAN REALTY TRUST, INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                      For The Years Ended December 31,
                                                                  -----------------------------------------
                                                                    1996             1995            1994
                                                                  ---------        ---------       --------
                                                                           (dollars in thousands)
 Cash Flows From Financing Activities
    Proceeds from notes payable  . . . . . . . . . . . . .        $ 58,520         $ 36,211        $   710

    Margin borrowings, net . . . . . . . . . . . . . . . .           2,981            7,626          8,598

    Proceeds from issuance of Preferred Stock  . . . . . .             400               --             --

    Payments on notes payable (including
          $990 in 1995, $1,320 in 1994
          to affiliate)  . . . . . . . . . . . . . . . . .         (32,382)         (22,268)        (5,151)

    Southmark settlement payments  . . . . . . . . . . . .              --               --           (435)

    Deferred borrowing costs . . . . . . . . . . . . . . .          (5,028)          (2,475)            --

    Net advances (payments) to/from affiliates . . . . . .          (4,979)           3,050         (1,566)

    Dividends paid . . . . . . . . . . . . . . . . . . . .          (1,617)              --             --
                                                                  --------         --------        -------

          Net cash provided by financing activities  . . .          17,895           22,144          2,156
                                                                  --------         --------        -------

    Net increase (decrease) in cash and
          cash equivalents  . . . . . . . . . . . . . . .              200              861           (650)

    Cash and cash equivalents, beginning of year . . . . .           1,054              193            843
                                                                  --------         --------        -------

    Cash and cash equivalents, end of year . . . . . . . .        $  1,254         $  1,054        $   193
                                                                  ========         ========        =======
    Reconciliation of net (loss) to net cash provided
          by (used in) operating activities

    Net (loss) . . . . . . . . . . . . . . . . . . . . . .        $ (5,554)        $ (2,836)       $(2,426)

    Adjustments to reconcile net (loss) to net cash
          provided by (used in) operating activities                  (381)            (783)          (323)
          Extraordinary gain . . . . . . . . . . . . . . .

          Gain on sale of real estate  . . . . . . . . . .          (3,659)          (2,594)          (379)

          Depreciation and amortization  . . . . . . . . .           2,002            1,691          1,620

          Equity in (income) losses of investees . . . . .          (2,004)             851           (292)

          Distributions from equity investees' operating
               activities  . . . . . . . . . . . . . . . .           9,054            1,464          1,642

          (Increase) decrease in accrued interest. . . . .            (117)              79            (18)

          Decrease in other assets . . . . . . . . . . . .             452            1,439            228

          Increase (decrease) in accrued interest payable            1,417               (5)           575

          Increase in accounts payable and other                       733              495            150
          liabilities  . . . . . . . . . . . . . . . . . .

          Other  . . . . . . . . . . . . . . . . . . . . .              75               --            235
                                                                  --------         --------        -------
          Net cash provided by (used in) operating
               activities. . . . . . . . . . . . . . . . .        $  2,018         $   (199)       $ 1,012
                                                                  ========         ========        =======

                          AMERICAN REALTY TRUST, INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                      For The Years Ended December 31,
                                                                  ----------------------------------------
                                                                    1996             1995            1994
                                                                  --------         --------        -------
                                                                           (dollars in thousands)
 Schedule of noncash investing and financing activities

 Acquisition of real estate financed by debt . . . . . . .         $ 9,099         $ 21,394        $ 6,800

 Stock dividends on Series C Preferred Stock . . . . . . .              87               --             --

 Real estate sales financed by purchase money mortgages  .              --               --          1,400

 Carrying value of real estate securities acquired through
    assumption of debt with carrying value of
    $6,080 in 1994 . . . . . . . . . . . . . . . . . . . .              --               --          9,810

 Sale of real estate subject to debt . . . . . . . . . . .              --           (5,878)            --

 Carrying value of real estate obtained in satisfaction
    of a receivable with a carrying value of $125  . . . .              --               --            125

 Settlement with insurance company
    Carrying value of real estate received . . . . . . . .              --            1,619             --

    Carrying value of notes receivable
          participation received . . . . . . . . . . . . .              --               --             --

    Carrying value of notes receivable
          returned . . . . . . . . . . . . . . . . . . . .              --              (32)            --

    Carrying value of real estate returned . . . . . . . .              --           (2,183)            --


The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying Consolidated Financial Statements of American Realty Trust, Inc. and consolidated entities (The "Company") have been prepared in conformity with generally accepted accounting principles, the most significant of which are described in NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES." These, along with the remainder of the Notes to Consolidated Financial Statements, are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the year then ended, unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts.

         Certain balances for 1994 and 1995 have been reclassified to conform to the 1996 presentation. Shares and per share data have been restated for the 2 for 1 forward Common Stock splits effected February 17, 1997 and January 2, 1996.

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization and company business. American Realty Trust, Inc. ("ART"), a Georgia corporation, is successor to a District of Columbia business trust, that primarily invests in real estate and real estate-related entities and purchases and originates mortgage loans.

         Basis of consolidation. The Consolidated Financial Statements include the accounts of ART, and all majority-owned subsidiaries and partnerships other than National Realty, L.P. ("NRLP") and Pizza World Supreme, Inc. ("PWS"). The Company uses the equity method to account for its investment in NRLP and PWS as control is considered to be temporary. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P." and NOTE 6. "INVESTMENTS IN EQUITY INVESTEES." All significant intercompany transactions and balances have been eliminated.

         Accounting estimates. In the preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles it was necessary for the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expense for the year then ended. Actual results could differ from these estimates.

         Interest recognition on notes receivable. It is the Company's policy to cease recognizing interest income on notes receivable that have been delinquent for 60 days or more. In addition, accrued but unpaid interest income is only recognized to the extent that the net realizable value of the underlying collateral exceeds the carrying value of the receivable.

         Allowance for estimated losses. Valuation allowances are provided for estimated losses on notes receivable considered to be impaired. Impairment is considered to exist when it is probable that all amounts due under the terms of the note will not be collected. Valuation allowances are provided for estimated losses on notes receivable to the extent that the Company's investment in the note exceeds the Company's estimate of net realizable value of the collateral securing such note, or fair value of the collateral if foreclosure is probable.

         Real Estate Held for Investment and Depreciation. Real estate held for investment is carried at cost. Statement of Financial Accounting Standards No. 121 ("SFAS No. 121") requires that a property be considered impaired, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property. If impairment exists, an impairment loss is recognized by a charge against earnings, equal to the amount by which the carrying amount of the property exceeds the fair value of the property. If impairment of a property is recognized, the carrying amount of the property is reduced by the amount of the impairment, and a new cost for the property is established. Such new cost is depreciated over the property's remaining useful life. Depreciation is provided by the straight-line method over estimated useful lives, which range from 10 to 40 years.

         Real Estate Held for Sale. Foreclosed real estate is initially recorded at new cost, defined as the lower of original cost or fair value minus estimated costs of sale. SFAS No. 121 also requires that properties held for sale be reported at the lower of carrying amount or fair value less costs of sale. If a reduction in a held for sale property's carrying amount to fair value less costs of sale is required, a provision for loss shall be recognized by a charge against earnings. Subsequent revisions, either upward or downward, to a held for sale property's estimated fair value less costs of sale is recorded as an adjustment to the property's carrying amount, but not in excess of the property's carrying amount when originally classified as held for sale. A corresponding charge against or credit to earnings is recognized. Properties held for sale are not to be depreciated.

         Investments in equity investees. Because the Company may be considered to have the ability to exercise significant influence over the operating and investment policies of certain of its investees, the Company accounts for such investments by the equity method. Under the equity method, the Company's initial investment, recorded at cost, is increased by the Company's proportionate share of the investee's operating income and any additional investment and decreased by the Company's proportionate share of the investee's operating losses and distributions received.

         Present value premiums/discounts. The Company provides for present value premiums and discounts on notes receivable or payable that have interest rates that differ substantially from prevailing market rates and amortizes such premiums and discounts by the interest method over the lives of the related notes. The factors considered in determining a market rate for notes receivable include the borrower's credit standing, nature of the collateral and payment terms of the note.

         Revenue recognition on the sale of real estate. Sales of real estate are recognized when and to the extent permitted by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS No. 66"). Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using either the deposit, the installment, the cost recovery or the financing method, whichever is appropriate.

         Fair value of financial instruments. The Company used the following assumptions in estimating the fair value of its notes receivable, marketable equity securities and notes payable. For performing notes receivable, the fair value was estimated by discounting future cash flows using current interest rates for similar loans. For nonperforming notes receivable the estimated fair value of the Company's interest in the collateral property was used. For marketable equity securities fair value was based on the year end closing market price of each security. For notes payable the fair value was estimated using current rates for mortgages with similar terms and maturities.

         Cash equivalents. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         Earnings per share. Loss per share is computed based upon the weighted average number of shares of Common Stock and redeemable Common Stock outstanding during each year, adjusted for the two for one forward Common Stock splits effected February 17, 1997 and January 2, 1996.

NOTE 2.        SYNTEK ASSET MANAGEMENT, L.P.

         In August 1996, the Company purchased a pool of assets from Southmark Corporation ("Southmark") for $3.1 million. Included in the asset pool was Southmark's 19.2% limited partner interest in Syntek Asset Management, L.P. ("SAMLP"). Such purchase increased the Company's limited partner interest in SAMLP from 76.8% to 96%. SAMLP is the general partner of NRLP and National Operating, L.P. ("NOLP"), the operating partnership of NRLP. Gene E. Phillips, a Director and Chairman of the Board of Company until November 16, 1992, is a general partner of SAMLP, and until March 4, 1994, William S. Friedman, a Director and President of the Company until December 31, 1992, was also a general partner of SAMLP.

         NRLP, SAMLP and Messrs. Phillips and Friedman were among the defendants in a class action lawsuit arising from the formation of NRLP. An agreement settling such lawsuit for the above mentioned defendants became effective on July 5, 1990. The settlement agreement provided for, among other things, the appointment of an NRLP oversight committee; the establishment of specified annually increasing targets for five years relating to the price of NRLP's units of limited partner interest; a limitation and deferral or waiver of NRLP's reimbursement to SAMLP of certain future salary costs; a deferral or waiver of certain future compensation to SAMLP; the required distribution to unitholders of all of NRLP's cash from operations in excess of certain renovation costs unless the NRLP oversight committee approves alternative uses for such cash from operations; the issuance of unit purchase warrants to members of the plaintiff class; and the contribution by the then individual general partners of $2.5 million to NRLP over a four-year period. In accordance with the indemnification provisions of SAMLP's agreement of limited partnership, SAMLP agreed to indemnify Messrs. Phillips and Friedman, the individual general partners, at the time, of SAMLP, for the $2.5 million payment to NRLP. The final annual installment of principal and interest was paid by SAMLP in May 1994.

         The settlement agreement provides for the resignation and replacement of SAMLP as general partner if the unit price targets are not met for two consecutive anniversary dates. NRLP did not meet the unit price targets for the first and second anniversary dates. On July 8, 1992, SAMLP notified the NRLP oversight committee of the failure of NRLP to meet the unit price targets for two successive years and that it expects to resign as general partner of NRLP and NOLP.

         The withdrawal of SAMLP as general partner would require NRLP to purchase SAMLP's general partner interest (The "Redeemable General Partner Interest") at its then fair value, and to pay certain fees and other compensation as provided in the partnership agreement. Syntek Asset Management, Inc. ("SAMI"), the managing general partner of SAMLP, has calculated the fair value of such Redeemable General Partner Interest to be $40.2 million at December 31, 1996, before reduction for the principal balance ($4.2 million at December 31, 1996) and accrued interest ($6.2 million at December 31, 1996) on the note receivable from SAMLP for its original capital contribution to the Partnership.

         In January 1995, NRLP, SAMLP, the NRLP oversight committee and William
H. Elliott executed an Implementation Agreement which provides for the nomination of an entity controlled by Mr. Elliott as successor general partner and for the resolution of all related matters under the class action settlement. On February 20, 1996, the parties to the Implementation Agreement executed an Amended and Restated Implementation Agreement.

         Provided that the successor general partner is elected pursuant to the terms of the Amended and Restated Implementation Agreement, SAMLP shall receive $12,471,500 from the NRLP. This amount represents a compromise settlement of the net amounts owed by NRLP to SAMLP upon SAMLP's withdrawal as general partner and any amounts which SAMLP and its affiliates may owe to NRLP. This amount shall be paid to SAMLP pursuant to a promissory note in accordance with the terms set forth in the Amended and Restated Implementation Agreement.

         In September 1996, the Judge appointed to supervise the class action settlement (The "Supervising Judge") entered an order granting tentative approval of the Amended and Restate Implementation Agreement and the form of notice to be sent to the original class members. However, the order reserved jurisdiction to determine other matters which must be resolved prior to final approval. Upon final approval by the Supervising Judge, the proposal to elect the successor general partner will be submitted to the NRLP unitholders for a vote. In addition, the unitholders will vote upon amendments to NRLP's partnership agreement which relate to the proposed compensation of the successor general partner and other related matters.

         Upon approval by NRLP's unitholders, SAMLP shall resign as general partner of NRLP and NOLP and the successor general partner shall take office. If the required approvals are obtained, it is anticipated that the successor general partner may be elected and take office during the third quarter of 1997.

         The Amended and Restated Implementation Agreement provides that SAMLP, and its affiliates owning units in NRLP, shall not vote to remove the successor general partner, except for removal with cause, for a period of 36 months from the date the successor general partner takes office.

         Upon the election and taking office of the successor general partner, the class action settlement and the NRLP oversight committee shall be terminated. If the successor general partner nominee is not elected, the existing settlement shall remain in full force and effect and all of the provisions of the Amended and Restated Implementation Agreement shall be voided, including the compromise settlement referred to above.

         On September 3, 1996, Joseph B. Moorman filed a Motion for Orders Compelling Enforcement of the existing settlement agreement, appointment of a receiver and collateral relief with the court. The motion alleges that the settling defendants had failed or refused to perform their obligations under the existing settlement agreements. The motion requested that SAMLP be removed as general partner and a receiver be appointed to manage the Partnership. The motion also requested that the Company be ordered to deliver to the court all NRLP units which had been purchased by the Company since August 7, 1991.

A hearing was held on this motion on October 4, 1996, and the Court took the matter under submission. On January 2, 1997, the Supervising Judge entered an order denying the motion.

         On January 27, 1997, Joseph B. Moorman filed motions to (i) discharge the NRLP Oversight Committee and (ii) vacate the Court's orders and renewed his prior motions to compel enforcement of the Moorman Settlement Agreement, appoint a receiver over the Partnership, and for collateral relief against the Company. Also on January 27, 1997, Robert A. McNeil filed motions to (i) be installed as receiver for the Partnership, (ii) vacate the Court's orders, and
(iii) disband the NRLP Oversight Committee.

         A hearing on the motions to discharge or disband the Oversight Committee and to vacate the Court's orders was held on March 21, 1997, and the Supervising Judge ruled that neither Mr. McNeil nor Mr. Moorman had standing to bring the motions. The Supervising Judge also set June 27, 1997 as the hearing date for final approval of the Amended and Restated Implementation Agreement.

         In April 1995, the Company's Board of Directors approved the Company's entering into a comfort and indemnification letter whereby the Company would agree to indemnify Mr. Elliott and any entity controlled by Mr. Elliott which is elected to serve as the successor general partner of NRLP and NOLP. Such indemnification will stand behind any indemnification to which Mr. Elliott or any entity controlled by Mr. Elliott may be entitled to under the NRLP partnership agreement.

NOTE 3.      NOTES AND INTEREST RECEIVABLE



                                                            1996                           1995
                                                   ------------------------       ------------------------
                                                   Estimated                      Estimated
                                                   Fair             Book          Fair              Book
                                                   Value            Value         Value             Value
Notes Receivable
    Performing (including $13,563
      in 1996 and $14,657 in 1995
      from affiliates)  . . . . . . . . .          $ 52,939         $ 55,161      $ 60,121      $   56,335
    Nonperforming, nonaccruing  . . . . .             1,884            1,584         1,784           1,784
                                                   --------         --------      --------      ----------
                                                   $ 54,823         $ 56,745      $ 61,905          58,119
                                                   ========                       ========

    Interest receivable   . . . . . . . .                                445                           267
    Unamortized premiums/
       (discounts)  . . . . . . . . . . .                               (162)                         (102)
    Deferred gains  . . . . . . . . . . .                             (4,617)                       (4,617)
                                                                    ---------                    ---------
                                                                    $ 52,411                     $  53,667
                                                                    ========                     =========


         The Company recognizes interest income on nonperforming notes receivable on a cash basis. For the years 1996, 1995 and 1994 unrecognized interest income on such nonperforming notes receivable totaled $1.6 million, $1.2 million and $2.0 million, respectively.

         Notes receivable at December 31, 1996, mature from 1997 to 2014 with interest rates ranging from 6.0% to 12.9% and a weighted average rate of 9.84%. A small percentage of these notes receivable carry a variable interest rate. Notes receivable include notes generated from property sales which have interest rates adjusted at the time of sale to yield rates ranging from 6% to 14%. Notes receivable are generally nonrecourse and are generally collateralized by real estate. Scheduled principal maturities of $20.4 million are due in 1997 of which $1.9 million is due on nonperforming notes receivable. See NOTE 21. "SUBSEQUENT EVENTS."

         Nonrecourse participations totaling $1.6 million and $1.1 million at December 31, 1996 and 1995, respectively, have been deducted from notes receivable.

         In August 1990, the Company foreclosed on its fourth lien note receivable secured by the Continental Hotel and Casino in Las Vegas, Nevada. The Company acquired the hotel and casino through foreclosure subject to first and second lien mortgages totaling $10.0 million. In June 1992, the Company sold the hotel and casino accepting as partial payment a $22.0 million wraparound mortgage note receivable. The $22.0 million note bears interest at 11% and was scheduled to mature in July 1995. The Company recorded a deferred gain of $4.6 million in connection with the sale of the hotel and casino resulting from a disputed third lien mortgage being subordinated to the Company's wraparound mortgage note receivable. The Company and the borrower agreed to extend the Company's wraparound mortgage note receivable to December 31, 1995. A one percent extension fee was added to the principal balance of the wraparound mortgage note. The monthly payments on the note remained at $175,000 per month as did the other terms of the note. At the note's extended maturity, the Company and the borrower again agreed to extend the Company's wraparound mortgage note to July 1, 1996. A one percent extension fee was again added to the principal balance of the Company's wraparound mortgage note. The monthly payments on the wraparound mortgage note remained at $175,000 per month as did the other terms of the note. The Company's modified wraparound note continued to accrue interest at 11% per annum with any unpaid interest being added monthly to the principal balance. In March 1997, the wraparound note was again modified and extended. The wraparound note now matures in June 1999 with the borrower having two one year extension options. The modified wraparound note bears interest at 10.5% per annum the first year, 11.5% per annum the second year and $12.5% per annum the third year and in any extension periods, and requires an annual $500,000 principal paydown. The borrower is also required to invest $2.0 million in improvements to the hotel and casino within four months of the March 1997 modification and an additional $2.0 million prior to December 1997. The borrower has also pledged 1,500,000 shares of common stock in Crowne Ventures, Inc., as additional collateral. The borrower is making payments in accordance with the terms of the modified note. The Company's wraparound mortgage note receivable had a principal balance of $27.6 million at December 31, 1996. Prior to the modification and extension, the Company recognized interest income on this wraparound mortgage note only to the extent interest was collected.

         At December 31, 1996, the Company held a mortgage note receivable secured by a third lien on a commercial property in South Carolina and personal guaranties of several individuals. The note had an extended maturity date of September 1, 1996. The Company and the borrower have again agreed to extend the mortgage note receivable's maturity date to September 1, 1997. The extension required an additional $90,000 principal reduction payment payable in three equal monthly installments beginning November 1, 1996. The Company received $85,000 of the required principal reduction payments in 1996 and the remaining $5,000 in 1997. The monthly interest, quarterly principal reduction payments of $25,000 and all other terms remained the same. The principal balance of the note was $93,000 at December 31, 1996 and the note is now performing in accordance with its modified terms.

         In May 1996, the Company funded a $100,000 second lien mortgage secured by a single family residence in Oklahoma City, Oklahoma. The mortgage note receivable bears interest at 10% per annum with the principal and accrued but unpaid interest being payable in a single installment on demand. The mortgage note receivable matures June 1, 1998.

         The borrower on a $1.7 million mortgage note receivable secured by land in Osceola, Florida failed, to pay the note on its November 1, 1993 maturity. The Company instituted foreclosure proceedings and was awarded a summary judgment in January 1994. During 1994 and 1995, the borrower paid the Company a total of $270,000 in nonrefundable fees to delay foreclosure of the property until April 24, 1995. On April 25, 1995, the borrower filed for bankruptcy protection. On August 24, 1996, the bankruptcy court's stay was lifted allowing the Company to proceed with foreclosure. The note had a principal balance of $1.6 million at December 31, 1996. On February 2, 1997, the Company sold its note for $1.8 million in cash. See NOTE 21. "SUBSEQUENT EVENTS."

         Related Party. The Company holds a junior mortgage note receivable secured by the Williamsburg Hospitality House in Williamsburg, Virginia, that is subject to a first lien mortgage of $12.0 million at December 31, 1996. In October 1993, the then first lien debt was restructured and split into three pieces. During 1995, the Company advanced the borrower $3.3 million to payoff the then second lien, allowing the borrower to receive a $2.4 million discount offered by the lender for early payoff of such lien. In conjunction with such advance, the Company extended the maturity date of its note to April 1, 1996. All other terms of the note remained unchanged. In December 1996, the underlying lien debt was refinanced for $12.0 million. Of the loan proceeds, $9.0 million was used to payoff the existing underlying lien, $700,000 was applied to the principal and interest due the Company with the remainder of the loan proceeds being used to fund a repair escrow and pay various closing costs associated with the refinancing. The Company is the 1% general partner of the partnership owning the property.

         At December 31, 1996, the Company held a mortgage note receivable secured by an apartment complex in Merrillville, Indiana, with a principal balance of $3.5 million. The property is owned by a subsidiary of Davister Corp. ("Davister"), a general partner in a partnership that owns approximately 5.2% of the Company's outstanding shares of Common Stock. The note matured in December 1996. The Company and borrower have agreed to a modification and extension of the note. The modified note receivable continues to bear interest at 10% per annum, requires monthly payments of principal and interest of $42,000 and has an extended maturity date of December 2000. As additional collateral for this loan, the Company has received a second lien on another property owned by Davister as well as Davister's guarantee of the loan.

NOTE 4.        REAL ESTATE

         In March 1996, the Company sold 2.3 acres of the Las Colinas I land parcel for $961,000 in cash. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net proceeds of the sale, $891,000, to pay down the term loan. The Company recognized a gain of $538,000 on the sale.

         In May 1996, the Company sold an additional 2.3 acres of the Las Colinas I land parcel for $941,000 in cash. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net proceeds of the sale of $864,000 to paydown the term loan. The Company recognized a gain of $534,000 on the sale.

         Also in May 1996, the Company purchased a 2,271 square foot single family residence in Dallas, Texas, for $266,000 in cash. In August 1996, the Company financed the residence for $173,000. The Company received net financing proceeds of $168,000 after the payment of various closing costs associated with the financing. The loan bears interest at a variable rate, currently 9.25% per annum, requires monthly principal and interest payments of $2,000 and matures in August 2008. The residence is currently being leased.

         In June 1996, the Company purchased Parkfield land, 442.7 acres of partially developed land in Denver, Colorado, for $8.5 million. In connection with the acquisition, the Company obtained mortgage financing of $7.5 million and issued to the seller 15,000 shares of the Company's Series C Cumulative Convertible Preferred Stock with an aggregate liquidation preference of $1.5 million. See NOTE 9. "PREFERRED STOCK." The excess financing proceeds of $500,000 were applied to the payment of various closing costs associated with the acquisition. The loan bears interest at 15% per annum, requires monthly interest only payments at a rate of 12% per annum, with the remaining 3% being deferred and added to the principal balance of the loan. The principal balance, accrued and unpaid interest and a $600,000 "maturity fee" are due at the loan's maturity in June 1998.

         Also in June 1996, the Company sold for $120,000 in cash a parcel of land in Midland, Michigan that was leased under a long-term ground land lease. The Company recognized a gain of $44,000 on the sale.

         In October 1995, the Company purchased BP Las Colinas, a 92.6 acre parcel of partially developed land in Las Colinas, Texas. In February 1996, the Company entered into a contract to sell 72.5 acres for $12.9 million. The contract called for the sale to close in two phases. In July 1996, the Company completed the first phase sale of 32.3 acres for $4.9 million in cash. In accordance with the terms of the term loan secured by the property, the Company applied the net proceeds of the sale, $4.7 million, to paydown the term loan, in exchange for that lenders' release of its collateral interest in the 32.3 acres sold. The Company recognized a gain of $2.0 million on such sale. In February 1997, the Company completed the second phase sale of 40 acres for $8.0 million. See NOTE 21. "SUBSEQUENT EVENTS."

         In July 1996, the Company purchased Pin Oak land, 567.7 acres of partially developed land in Houston, Texas for $6.2 million. The Company paid $451,000 in cash and obtained seller mortgage financing for the remaining $5.7 million of the purchase price. The loan bears interest at 9% per annum, required a $500,000 principal and interest payment on November 1, 1996 and requires quarterly principal and interest payments of $145,000, thereafter. The loan matures in August 1998. In September 1996, the Company entered into a contract to sell the land for a price in excess of the land's purchase price and carrying and estimated selling costs. The sale, should it be consummated, would close on or about December 1, 1997.

         In August 1996, the Company purchased a pool of assets for $3.1 million from Southmark Corporation ("Southmark"), consisting of a total of
151.5 acres of unimproved land in California, Indiana and Idaho, various percentage interests, ranging from 15% to 45%, in five partnerships and trusts that hold an unsecured note receivable with a principal balance of $3.4 million and Southmark's 19.2% limited partner interest in SAMLP. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P." To complete the acquisition, the Company borrowed an additional $3.0 million from the lender whose term loan is secured by the Company's Las Colinas I land in Las Colinas, Texas. The term loan was amended to increase the loan amount from $10.9 million to $13.9 million. The $3.0 million advance is secured by the 82.4 acres of unimproved land acquired from Southmark in Oceanside, California and the 19.2% limited partner interest in SAMLP.

         Also in August 1996, the Company purchased Valwood land, 280 acres of partially developed land in Dallas County, Texas for $13.5 million. The Company paid $3.8 million in cash and obtained new mortgage financing for the remaining $9.7 million of the purchase price, as a third advance under the term loan from the lender discussed above. The term loan was again amended increasing the term loan amount from $13.9 million to $19.5 million with an additional $4.0 million being loaned on an overline advance note. The amendment also changed the principal reduction payments to $3.0 million on the last day of March 1997, June 1997, September 1997 and January 1998, and added 240 acres of the 280 acres of the Valwood land as additional collateral on the term loan. All other terms of the term loan remained unchanged. The $4.0 million overline advance was repaid in full in December 1996.

         In November 1996, the Company sold an additional 2.2 acres of the 74.9 acre Las Colinas I land parcel for $899,000 in cash. The Company used the net proceeds of the sale of $749,000 to pay down the term loan secured by such parcel in accordance with provisions of the loan. The Company recognized a gain of $505,000 on the sale.

         Also in November 1996, the Company purchased Lewisville land, 78.5 acres of undeveloped land in Lewisville, Texas for $3.6 million. The Company paid $1.1 million in cash and financed the remaining $2.5 million of the purchase price. The mortgage bears interest at 10% per annum, requires an annual interest payment of $250,000 on November 9, 1997, and quarterly interest payments of $62,500 thereafter and matures in October 1999.

         In December 1996, the Company purchased the Best Western Oceanside Hotel in Virginia Beach, Virginia, for $6.8 million. The Company acquired the property through Ocean Beach Partners, L.P. ("Ocean L.P."), a newly formed partnership of which a wholly-owned subsidiary of the Company, is the 1% general partner and the Company is the 99% Class B limited partner. In conjunction with the acquisition, Ocean L.P. issued 1,813,660 Class A limited partner units in Ocean L.P. having an agreed value of $1.00 per partnership unit to the former owners of the property. The Class A limited partner units are entitled to a $.095 per unit preferred annual return. The Class A limited partners do not otherwise participate in the income, loss or cash flow of the partnership. The Class A limited partner units may be exchanged for Series D Cumulative Preferred Stock in the Company at a rate of 20 units per share of Preferred Stock. The Company obtained new mortgage financing for the remaining $5.0 million of the purchase price. The mortgage bears interest at 9.94% per annum, requires monthly payments of principal and interest of $49,000 and matures in January 2007.

         Also in December 1996, the Company purchased Valley Ranch land, 452 acres of partially developed land in Irving, Texas, for $15.5 million. In conjunction with the acquisition, a wholly-owned subsidiary of the Company became the 1% general partner and the Company became the 99% Class B limited partner in Valley Ranch Limited Partnership ("VRLP"). VRLP issued 8,000,000 Class A limited partner units in VRLP having an agreed value of $1.00 per partnership unit to the former VRLP limited partners. The Class A limited partner units are entitled to a $.10 per unit preferred annual return for the first 36-month period, $.11 per unit thereafter. The Class A limited partners do not otherwise participate in the income, loss or cash flow of the partnership. The Class A limited partner units may be exchanged for Series E Preferred Cumulative Convertible Stock of the

Company at a rate of 100 units per share of Preferred Stock. The Company obtained new mortgage financing for the remaining $7.7 million of the purchase price. The mortgage bears interest at a variable rate, currently 10.25% per annum, requires monthly interest only payments of $70,000 and matures in December 1999.

         In 1991, the Company purchased all of the capital stock of a corporation which owned 198 developed residential lots in Fort Worth, Texas. Through December 31, 1995, 176 of the residential lots had been sold. During 1996, 12 additional lots have been sold for an aggregate gain of $24,000. At December 31, 1996, 10 lots remained to be sold.

         In February 1995, the Company sold the Boulevard Villas Apartments in Las Vegas, Nevada, for $9.6 million. The Company received net cash of $3.4 million, after the payoff of $5.9 million in existing mortgage debt and the payment of various closing costs associated with the sale. The Company recognized a gain of $924,000 on the sale.

         In May 1995, the Company purchased Las Colinas I, a 74.9 acre parcel of partially developed land in Las Colinas, Texas, for $13.5 million. In connection with the acquisition, the Company borrowed $15.0 million under a term loan. In September 1995, the Company sold 6.9 acres of the Las Colinas I land parcel, for $2.9 million in cash. In accordance with the provisions of the term loan, the Company applied the net proceeds of the sale, $2.6 million, to pay down the term loan.

         In October 1995, the Company purchased BP Las Colinas land, a 92.6 acre parcel of partially developed land in Las Colinas, Texas, for $7.1 million. The Company paid $959,000 in cash and borrowed the remaining $6.1 million of the purchase price. The Company also pledged to the lender, as additional collateral for the loan, $2.0 million of newly issued shares of the Company's Common Stock.

NOTE 5.        ALLOWANCE FOR ESTIMATED LOSSES

Activity in the allowance for estimated losses was as follows:

                                           1996        1995          1994
                                          -------     -------       -------
Balance January 1,  . . . . . . . . .     $ 7,254     $ 8,201       $ 9,913
Amounts charged off . . . . . . . . .          --        (947)       (1,712)
Writedown of property . . . . . . . .      (3,328)         --            --
                                          -------     -------       -------

Balance December 31,  . . . . . . . .     $ 3,926     $ 7,254       $ 8,201
                                          =======     =======       =======


NOTE 6.        INVESTMENTS IN EQUITY INVESTEES

         Real estate entities. The Company's investment in real estate entities at December 31, 1996, includes (i) equity securities of three publicly traded real estate investment trusts Continental Mortgage and Equity Trust ("CMET"), Income Opportunity Realty Investors, Inc. ("IORI"), and Transcontinental Realty Investors, Inc. ("TCI") (Collectively the "REITs"), (ii) units of limited partner interest of NRLP, (iii) a general partner interest in NRLP and NOLP, the operating partnership of NRLP, through its 96% limited partner interest in SAMLP and (iv) interests in real estate joint venture partnerships. Gene E. Phillips, the Chairman of the Board and a Director of the Company until November 16, 1992, is a general partner of SAMLP, the general partner of NRLP and NOLP and was a director and Chief Executive Officer of SAMI until May 15, 1996. Randall M. Paulson, an Executive Vice President of the Company, serves as the sole director of SAMI and as President of the REITs, SAMI and BCM. In addition, BCM serves as advisor to the REITs, and performs certain administrative and management functions for NRLP and NOLP on behalf of SAMLP.

         The Company accounts for its investment in the REITs, NRLP and the joint venture partnerships using the equity method as more fully described in
NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Investments in equity investees." The Company continues to account for its investment in NRLP under the equity method due to the pending resignation of SAMLP as general partner of NRLP. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P."

         Substantially all of the Company's equity securities of the REITs and NRLP are pledged as collateral for borrowings. See NOTE 9. "MARGIN BORROWINGS."

         The Company's investment in real estate entities, accounted for using the equity method, at December 31, 1996 was as follows:

                                                                    Equivalent
                  Percentage                 Carrying                Investee
               of the Company's              Value of               Book Value             Market Value
                 Ownership at             Investment at                 at               of Investment at
Investee       December 31, 1996        December 31, 1996        December 31, 1996      December 31, 1996
--------       -----------------        -----------------        -----------------      -----------------
NRLP                54.5%                    $ 14,421                 $       *               $ 44,997
CMET                40.6                       14,141                    32,148                 18,789
IORI                29.6                        2,719                     6,625                  4,838
TCI                 30.5                        6,318                    24,204                 13,131
                                             --------                                         --------
                                                                                              $ 81,755
                                                                                              ========
General partner
   interest in NRLP and NOLP                    6,607
Other                                          (2,234)
                                             --------
                                             $ 41,972
                                             ========

-----------------
* At December 31, 1996, NRLP reported a deficit partners' capital. The Company's share of NRLP's revaluation equity, however, was $188.5 million. Revaluation equity is defined as the difference between the appraised value of the partnership's real estate, adjusted to reflect the partnership's estimate of disposition costs, and the amount of the mortgage notes payable and accrued interest encumbering such property as reported in NRLP's Annual Report on Form 10-K for the year ended December 31, 1996.

The Company's investment in real estate entities, accounted for using the equity method, at December 31, 1995 was as follows:

                                                                    Equivalent
                  Percentage                 Carrying                Investee
               of the Company's              Value of               Book Value             Market Value
                 Ownership at             Investment at                 at               of Investment at
Investee       December 31, 1995        December 31, 1995        December 31, 1995      December 31, 1995
--------       -----------------        -----------------        -----------------      -----------------
NRLP                 51.1%                 $   12,712             $           *               $ 38,020
CMET                 37.2                      12,116                    28,297                 15,757
IORI                 25.9                       2,752                     6,271                  4,065
TCI                  28.2                       9,162                    25,195                 11,335
                                           ----------                                         --------
                                               36,742                                         $ 69,177
                                                                                              ========

General partner
  interest in NRLP and NOLP                     7,726
Other                                          (3,396)
                                           ----------
                                           $   41,072
                                           ==========

------------------

* At December 31, 1995, NRLP reported a deficit partners' capital. The Company's share of NRLP's revaluation equity, however, was $161.5 million. Revaluation equity is defined as the difference between the appraised value of the partnership's real estate, adjusted to reflect the partnership's estimate of disposition costs, and the amount of the mortgage notes payable and accrued interest encumbering such property as reported in NRLP's Annual Report on Form 10-K for the year ended December 31, 1995.

         The Company's management continues to believe that the market value of each of the REITs and NRLP undervalues their assets and the Company has, therefore, continued to increase its ownership in these entities in 1996, as its liquidity has permitted.

         In April 1996, the Company purchased a 28% general partner interest in Campbell Center Associates, Ltd. Which in turn has a 56.25% interest in Campbell Centre Joint Venture, which owns a 413,175 square foot office building in Dallas, Texas. The purchase price of the general partner interest was $550,000 in cash and a $500,000 note, which bears interest at 8% per annum, requires monthly interest only payments commencing in April 1997 and matures April 2000. In January 1997, the Company exercised its option to purchase an additional 28% general partner interest in Campbell Center Associates, Ltd. The purchase price was $300,000 in cash and a $750,000 note, which bears interest at 8% per annum, requires monthly interest only payments commencing in April 1997 and matures in April 2000.

         In July 1996, a newly formed limited partnership, of which the Company is 1% general partner, purchased 580 acres of undeveloped land in Collin County, Texas for $5.7 million in cash. The Company contributed $100,000 in cash to the partnership with the remaining $5.6 million being contributed by the limited partner. The partnership agreement designates the Company as the managing general partner. In September 1996, the Partnership obtained financing of $2.8 million secured by the 580 acres of land and personal guarantees of the limited partners. The Partnership agreement also provides that the limited partner receive a 12% preferred cumulative return on its investment before any sharing of partnership profits occurs.

         In June 1995, the Company purchased the corporate general partner of a limited partnership which owns apartment complexes in Illinois, Florida and Minnesota, with a total of 900 units. The purchase price of the corporate general partner was $628,000 in cash. The corporate general partner has a 1% interest in the partnership which is subordinated to a priority return of the limited partner.

         In November 1994, the Company sold four apartment complexes to a newly formed limited partnership in exchange for cash, a 27% limited partner interest in the partnership and two mortgage notes receivable, secured by one of the properties sold by the Company. In conjunction with the exchange transaction the Company recorded a deferred gain of $5.6 million which is offset against the Company's investment in the partnership.

         In January 1992, the Company entered into a partnership which acquired 287 developed residential lots adjacent to the Company's other residential lots in Fort Worth, Texas. The partnership agreement designates the Company as managing general partner. The partnership agreement also provides each of the partners with a guaranteed 10% return on their respective investments. Through December 31, 1995, 132 of the residential lots owned by the partnership were sold. During 1996, an additional 52 lots were sold with 103 lots remaining to be sold at December 31, 1996. Through December 31, 1996, each partner had received $172,000 in return of capital distributions and $181,000 in profit distributions from the partnership.

         Other equity investees. In April 1996, a wholly-owned subsidiary of the Company purchased for $10.7 million in cash 80% of the common stock of an entity which in turn had acquired 26 operating pizza parlors in various communities in California's San Joaquin Valley. Concurrent with the purchase, the Company granted to an individual an option to purchase 36.25% of the Company's subsidiary at any time for the Company's net investment in such subsidiary. The Company anticipates taking such entity public during 1997. Accordingly, the Company believes its control of such entity is temporary and accounts for such entity under the equity method.

Set forth below are summary financial data for equity investees owned over 50%:

                                                   1996                   1995
                                                ----------             ---------
Property and notes
   receivable, net  . . . . . .                 $  240,552              $ 239,728
Other assets  . . . . . . . . .                     59,409                 53,202
Notes payable . . . . . . . . .                   (352,441)              (338,534)
Other liabilities . . . . . . .                    (19,294)               (53,663)
                                                ----------              ---------
Equity  . . . . . . . . . . . .                 $  (71,774)             $ (99,267)
                                                ==========              =========


                                                     1996               1995             1994
                                                 --------            --------        ---------
Revenues  . . . . . . . . . . . . . .            $124,044            $110,892        $ 107,546
Depreciation  . . . . . . . . . . . .             (11,148)            (10,268)         (10,034)
Interest  . . . . . . . . . . . . . .             (34,640)            (34,956)         (34,145)
Operating expenses  . . . . . . . . .             (78,043)            (69,572)         (66,602)
                                                 --------            --------        ---------

Income (loss) before gains on sale of
   real estate  . . . . . . . . . . .                 213              (3,904)          (3,235)
Gains on sale of real estate  . . . .                  61               7,701            8,252
                                                 --------            --------        ---------
Net income  . . . . . . . . . . . . .            $    274            $  3,797        $   5,017
                                                 ========            ========        =========


The difference between the carrying value of the Company's investment and the equivalent investee book value is being amortized over the life of the properties held by each investee.


The Company's equity share of:

                                                       1996             1995             1994
                                                      -------        ---------        ---------
Income (loss) before gains on sale of
   real estate  . . . . . . . . . . . . . .           $  270         $  (1,767)       $  (1,279)
Gains on sale of real estate  . . . . . . .               --             1,884            1,923
                                                      ------         ---------        ---------
Net income  . . . . . . . . . . . . . . . .           $  270         $     117        $     644
                                                      ======         =========        =========

Set forth below are summary financial data for equity investees owned less than 50%:


                                                        1996                   1995
                                                     ---------              ---------
Property and notes
   receivable, net  . . . . . .                      $ 501,097              $ 466,220
Other assets  . . . . . . . . .                         57,877                 61,697
Notes payable . . . . . . . . .                       (358,203)              (318,161)
Other liabilities . . . . . . .                        (19,849)               (20,396)
                                                     ---------              ---------
Equity  . . . . . . . . . . . .                      $ 180,922              $ 189,360
                                                     =========              =========

                                                    1996                1995             1994
                                                 ----------          ----------       ----------
Revenues  . . . . . . . . . . .                  $  101,246          $   94,730       $   74,093
Depreciation  . . . . . . . . .                     (14,408)            (13,950)         (10,276)
Provision for losses  . . . . .                         844                (541)          (1,429)
Interest  . . . . . . . . . . .                     (30,401)            (28,102)         (20,264)
Operating expenses  . . . . . .                     (69,698)            (65,471)         (54,213)
                                                 ----------          ----------       ----------
(Loss) before gains on sale of
   real estate and extraordinary
   gains  . . . . . . . . . . .                     (12,417)            (13,334)         (12,089)
Gains on sale of real estate  .                      11,701               5,822            6,375
Extraordinary gains . . . . . .                       1,068               1,437            1,189
                                                 ----------          ----------       ----------
Net income (loss) . . . . . . .                  $      352          $   (6,075)      $   (4,525)
                                                 ==========          ==========       ==========


The Company's equity share of:
                                                    1996                1995             1994
                                                 ----------          ----------       ----------
(Loss) before gains on sale of
   real estate and extraordinary
   gains  . . . . . . . . . . .                      (2,911)             (3,356)          (1,250)
Gains on sale of real estate  .                       4,645               2,463              895
Extraordinary gains . . . . . .                         381                 783              273
                                                 ----------          ----------       ----------
Net income (loss) . . . . . . .                  $    2,115          $     (110)      $      (82)
                                                 ==========          ==========       ==========


         The Company's cash flow from the REITs and NRLP is dependent on the ability of each of the entities to make distributions. CMET and IORI have been making regular quarterly distributions since the first quarter of 1993, NRLP since the fourth quarter of 1993 and TCI since the fourth quarter of 1995. In 1996, the Company received distributions from the REITs totaling $ 2.1 million and $6.9 million from NRLP. At December 31, 1995, the Company accrued $3.3 million in NRLP distributions which were paid January 2, 1996. In 1995, the Company received total distributions from the REITs of $641,000 and $719,000 from NRLP.

         The Company's investments in the REITs and NRLP were initially acquired in 1989. In 1996, the Company purchased an additional $2.2 million of equity securities of the REITs and NRLP.

NOTE 7.           MARKETABLE EQUITY SECURITIES - TRADING PORTFOLIO

         In 1994, the Company began purchasing equity securities of entities other than those of the REITs and NRLP to diversify and increase the liquidity of its margin accounts. In 1996, the Company purchased $22.6 million and sold $23.6 million of such securities. These equity securities are considered a trading portfolio and are carried at market value. At December 31, 1996, the Company recognized an unrealized decline in the market value of the equity securities in its trading portfolio of $486,000. In 1996, the Company realized a net gain of $29,000 from the sale of trading portfolio securities and received $163,000 in dividends. At December 31, 1995, the Company recognized an unrealized decline in the market value of the equity securities in its trading portfolio of $998,000. In 1995, the Company realized a net gain of $349,000 from the sale of trading portfolio securities and received $852,000 in dividends and $238,000 in return of capital distributions on such securities. At December 31, 1994, the Company recognized an unrealized decline in the market value of the equity securities in its trading portfolio of $24,000. In 1994, the Company realized a net loss of $101,000 from the sale of trading portfolio securities and received $274,000 in dividends on such securities. Unrealized and realized gains and losses in the trading portfolio are included in other income in the accompanying Consolidated Statements of Operations.

NOTE 8.     NOTES AND INTEREST PAYABLE

    Notes and interest payable consisted of the following:

                                                   1996                              1995
                                           ---------------------             --------------------
                                            Estimated                         Estimated
                                              Fair        Book                   Fair      Book
                                             Value        Value                 Value      Value
                                           ---------   --------              ---------   --------
Notes payable
    Mortgage Loans  . . . . . .            $ 40,680     $ 68,385              $18,376    $  22,086
Borrowings from financial
       institutions   . . . . .              78,812       48,929               27,052       29,945
    Notes payable to affiliates               1,658        4,176                1,554        4,176
                                           --------     --------              -------     --------
                                           $121,150      121,490              $46,982       56,207
                                           ========                           =======

Interest payable (including
$4,798 in 1996 and $4,380
in 1995 to affiliate)                                      6,373                             4,956
                                                        --------                          --------
                                                        $127,863                          $ 61,163
                                                        ========                          ========


Scheduled principal payments on notes payable are due as follows:

         1997 . . . . . . . . . . . . . . . . . .      $  36,022
         1998 . . . . . . . . . . . . . . . . . .         47,552
         1999 . . . . . . . . . . . . . . . . . .         15,387
         2000 . . . . . . . . . . . . . . . . . .          1,108
         2001 . . . . . . . . . . . . . . . . . .          2,538
         Thereafter . . . . . . . . . . . . . . .         18,883
                                                       ---------
                                                       $ 121,490
                                                       =========


         Stated interest rates on notes payable ranged from 6.0% to 14% at December 31, 1996, and mature in varying installments between 1997 and 2007. At December 31, 1996, notes payable were collateralized by mortgage notes receivable with a net carrying value of $18.2 million and by deeds of trust on real estate with a net carrying value of $122.2 million.

         In February 1996, the Company refinanced the $7.8 million of debt collateralized by a mortgage note receivable with a principal balance of $18.2 million at December 31, 1996, which is secured by a shopping center in Las Vegas, Nevada, for $12.0 million. The Company received net refinancing proceeds of $2.3 million after the payoff of the existing debt, payment of various closing costs associated with the refinancing and making a $1.5 million paydown on the term loan secured by the Las Colinas I land in Las Colinas, Texas, in exchange for that lender's release of its participation in the note receivable. The new loan bears interest at 15% per annum, requires monthly principal and interest payments of $152,000 and matures in February 1998.

         In April 1996, the Company refinanced the $2.9 million of underlying debt collateralized by a wraparound mortgage note receivable with a principal balance of $27.6 million at December 31, 1996, which is secured by a hotel and casino in Las Vegas, Nevada for $16.8 million. The Company received net cash of $11.2 million after the payoff of the underlying liens, the payment of various closing costs associated with the refinancing and making a $1.4 million paydown on the term loan secured by the Las Colinas I land in Las Colinas, Texas, in exchange for that lender's release of its participation in the wraparound note receivable. The new loan bears interest at 16.5% per annum, requires monthly interest only payments at a rate of 12.5% with the remaining 4% being deferred and added to principal. The loan matures in April 1998.

         Also in April 1996, the Company refinanced the $5.1 million mortgage debt secured by the Denver Merchandise Mart in Denver, Colorado, for $15.0 million. The Company pledged 1,264,000 newly issued shares of the Company's common stock as additional collateral for such loan. See NOTE 10. "COMMON STOCK." The Company received net refinancing proceeds of $7.8 million after the payoff of the existing mortgage debt, purchasing the ground lease on Denver Merchandise Mart for $678,000 and payment of various closing costs associated with the refinancing. The new loan bears interest at a variable rate, currently 10.5% per annum, requires monthly principal and interest payments of $142,000 and matures in October 1997.

         In August 1996, the Company refinanced the $2.4 million mortgage debt secured by the Rosedale Towers Office Building in Roseville, Minnesota for $2.8 million. The Company received net refinancing proceeds of $154,000 after the payoff of the existing mortgage debt and payment of various closing costs associated with the refinancing. The Company also received 564,704 shares of Common Stock of the Company that it had pledged as additional collateral on the refinanced mortgage debt. Such shares are held as treasury stock by the Company. The new loan bears interest at 9.05% per annum, requires monthly principal and interest payments of $24,000 and matures in August 2006.

         Also in August 1996, the Company financed the previously unencumbered Inn at the Mart in Denver, Colorado for $2.0 million to facilitate renovation of the property. The Company received net financing proceeds of $890,000 after the payment of various closing costs associated with the financing and a $1.1 million renovation holdback. Upon completion of the renovations, the lender advanced the $1.1 million renovation holdback in December 1996. The loan bears interest a variable rate, currently 10.50% per annum and requires monthly interest only payments through February 1, 1998. Commencing March 1, 1998, monthly payments of interest plus a $3,000 principal paydown are required until the loan's maturity in September 2001.

         In October 1996, the Company completed the sale of $1.1 million in 11-1/2% senior subordinated notes in a private placement. Interest on the notes is payable semi-annually on March 31 and September 30 of each year commencing March 31, 1997. The notes mature September 30, 1999, and are subject to the right of the Company to call the notes for early redemption at no penalty or premium to the Company.

         In December 1996, the Company obtained second lien financing on the Kansas City Holiday Inn in Kansas City, Missouri, of $3.2 million. The Company received net financing proceeds of $3.0 million after the payment of various closing costs associated with the financing. The mortgage bears interest at 15% per annum, requires monthly payments of $41,000 and matures in February 1999.

         Notes payable to affiliates at December 31, 1996 and 1995 include a $4.2 million note due to NRLP as payment for SAMLP's general partner interest in NRLP. The note bears interest at 10% per annum compounded semi-annually and is due at the earlier of September 2007, the liquidation of NRLP or the withdrawal of SAMLP as general partner of NRLP. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P."

NOTE 9.      MARGIN BORROWINGS

         The Company has margin arrangements with various brokerage firms which provide for borrowings of up to 50% of the market value of the Company's marketable equity securities. The borrowings under such margin arrangements are secured by equity securities of the REITs, NRLP and the Company's trading portfolio and bear interest rates ranging from 7.0% to 11.0%. Margin borrowings were $40.0 million at December 31, 1996, and $34.0 million at December 31, 1995, 34.5% and 47%, respectively, of the market values of such equity securities at such dates.

         In August 1996, the Company consolidated its existing NRLP margin debt held by the various brokerage firms into a single loan of $20.3 million. The loan is secured by the Company's NRLP units with a market value of at least 50% of the principal balance of the loan. As of December 31, 1996, 3,418,319 NRLP units with a market value of $44.9 million were pledged as security for such loan.

         Also in August 1996, the Company obtained a $2.0 million loan from a financial institution secured by a pledge of equity securities of REITs owned by the Company and Common Stock of the Company owned by Basic Capital Management, Inc.

("BCM"), the Company's Advisor, with a market value of $4.0 million. The Company received $2.0 million in net cash after the payment of closing costs associated with the loan.

         In September 1996, the same lender made a second $2.0 million loan. The second loan is also secured by a pledge of equity securities of the REITs owned by the Company and Common Stock of the Company owned by BCM with a market value of $5.0 million. The Company received $2.0 million in net cash after the payment of closing costs associated with the loan.

NOTE 10.          COMMON STOCK

         In April 1996, the Company issued 500,000 newly issued shares of Common Stock to ND Investments, Inc., a wholly-owned subsidiary of the Company, which in turn pledged such shares as additional collateral for the loan secured by the BP Las Colinas land in Las Colinas, Texas. See NOTE 4. "REAL ESTATE."

         Also in April 1996, the Company issued 1,264,000 newly issued shares of Common Stock to Garden Capital Merchandise Mart, Inc., a wholly-owned subsidiary of the Company, which pledged such shares as additional collateral for the loan secured by Denver Merchandise Mart, in Denver, Colorado. See NOTE
8. "NOTES AND INTEREST PAYABLE."

NOTE 11.          DIVIDENDS

         In June 1996, the Company's Board of Directors resumed the payment of dividends on the Company's Common Stock with the declaration of a second quarter dividend of $.05 per share. The Company had last paid dividends on May 15, 1990. The Company paid common dividends totaling $1.5 million or $.15 per share in 1996. The Company reported to the Internal Revenue Service that 100% of the dividends paid in 1996 represented a return of capital.

NOTE 12.          PREFERRED STOCK

         In April 1996, the Company filed Articles of Amendment to its Articles of Incorporation creating and designating a Series B 10% Cumulative Convertible Preferred Stock, par value $2.00 per share, with a liquidation preference of $100.00 per share. The Series B Preferred Stock consists of a maximum of 4,000 shares, all of which were sold April 4, 1996 for $400,000 in cash in a private transaction. Dividends are payable at the rate of $10.00 per year or $2.50 per quarter to stockholders of record on the 15th day of each March, June, September and December when and as declared by the Board of Directors of the Company. The Series B Preferred Stock may be converted to Common Stock of the Company at 90% of the average closing price of the Company's Common Stock on the prior 20 trading days.

         In June 1996, the Company filed Articles of Amendment to its Articles of Incorporation creating and designating a Series C 10% Cumulative Convertible Preferred Stock, par value $2.00 per share, with a liquidation preference of $100.00 per share. The Series C Preferred Stock consists of a maximum of 16,500 shares, of which 15,000 were issued on June 4, 1996 in connection with the purchase of Parkfield land in Denver, Colorado. See NOTE 4. "REAL ESTATE." Dividends are payable at a rate of $10.00 per year or $2.50 per quarter to stockholders of record on the 15th day of each March, June, September and December when and as declared by the Board of Directors of the Company. The dividends for the first four quarters are to be paid in shares of Series C Preferred Stock. In 1996, the Company issued a total of 877 shares of Series C Preferred Stock to the Series C Preferred Stock stockholders in lieu of cash dividends. The Series C Preferred Stock may be converted to Common Stock of the Company at 90% of the average closing price of the Company's Common Stock on the prior 20 trading days. At December 31, 1996, 15,877 shares of Series C Preferred Stock was issued and outstanding.

         In December 1996, the Company filed Articles of Amendment to its Articles of Incorporation, creating and designating a Series D 9.50% Cumulative Preferred Stock, par value of $2.00 per share, with a liquidation preference of $20.00 per share. The Series D Preferred Stock consists of a maximum of 91,000 shares. Dividends are payable at a rate of $1.90 per year of $.475 per quarter to stockholders of record on the 15th day of each March, June, September and December when and as declared by the Board of Directors of the Company. The Class A limited partner units of Ocean L.P. may be exchanged for Series D Preferred Stock at a rate of 20 units per share of Series D Preferred Stock. No more than one-third of the Class A units held may be exchanged between January 1, 1997 and May 31, 2001. Between June 1, 2001 and May 31, 2006 all unexchanged Class A units are exchangeable. At December 31, 1996, none of the Series D Preferred Stock was issued. See NOTE 4. "REAL ESTATE."

         Also in December 1996 the Company field Articles of Amendment to its Articles of Incorporation, creating and designating a Series E 10% Cumulative Convertible Preferred Stock, par value $2.00 per share, with a liquidation preference of $100.00 per share. The Series E Preferred Stock consists of a maximum of 80,000 shares. Dividends are payable at a rate of 10.00 per year or $2.50 per quarter to Stockholders of record on the 15th day of each March, June, September and December when and as declared by the Board of Directors of the Company, for the period from November 4, 1996 to November 4, 1999 and $11.00 per year, $2.75 per quarter thereafter. The Class A limited partner units of VRLP may be exchanged for Series E Preferred Stock at a rate of 100 Class A units per share of Preferred Stock. No more than one-half of the Class A units may be exchanged prior to May 4, 1997, thereafter all unexchanged Class A units are exchangeable. Beginning November 4, 1998, the Series E Preferred Stock may be converted to Common Stock of the Company at 80% of the average closing price of the Company's Common Stock on the prior 20 trading days. Up to 37.50% of the preferred shares may be converted between November 4, 1998 and November 3, 1999. Between November 4, 1999 and November 3, 2001 an additional 12.50% of the original preferred shares may be converted, and the remaining can be converted as of November 4, 2001 and thereafter. At December 31, 1996, none of the Series E Preferred Stock was issued. See NOTE 4. "REAL ESTATE."

NOTE 13.  ADVISORY AGREEMENT

         Although the Company's Board of Directors is directly responsible for managing the affairs of the Company and for setting the policies which guide it, the day-to-day operations of the Company are performed by BCM, a contractual advisor under the supervision of the Company's Board of Directors. The duties of the advisor include, among other things, locating, investigating, evaluating and recommending real estate and mortgage loan investment and sales opportunities as well as financing and refinancing sources for the Company. BCM as advisor also serves as a consultant in connection with the Company's business plan and investment policy decisions made by the Company's Board of Directors.

         BCM has been providing advisory services to the Company since February 6, 1989. BCM is a company owned by a trust for the benefit of the children of Gene E. Phillips. Mr. Phillips served as Chairman of the Board and as a Director of the Company until November 16, 1992. Mr. Phillips also served as a director of BCM until December 22, 1989, and as Chief Executive Officer of BCM until September 1, 1992. Mr. Phillips serves as a representative of the trust for the benefit of his children that owns BCM and, in such capacity, has substantial contact with the management of BCM and input with respect to BCM's performance of advisory services to the Company. Ryan T. Phillips, a Director of the Company until June 6, 1996, is a director of BCM and a trustee of the trust that owns BCM. Oscar W. Cashwell, a Director of the Company, served as Executive Vice President of BCM until January 10, 1997.

         The Advisory Agreement provides that BCM shall receive base compensation at the rate of 0.125% per month (1.5% on an annualized basis) of the Company's Average Invested Assets. On October 23, 1991, based on the recommendation of BCM, the Company's advisor, the Company's Board of Directors approved a reduction in BCM's base advisory fee by 50% effective October 1, 1991. This reduction remains in effect until the Company's earnings for the four preceding quarters equals or exceeds $.50 per share.

         In addition to base compensation, the Advisory Agreement provides that BCM, or an affiliate of BCM, receive an acquisition fee for locating, leasing or purchasing real estate for the Company; a disposition fee for the sale of each equity investment in real estate; a loan arrangement fee; an incentive fee equal to 10% of net income for the year in excess of a 10% return on stockholders' equity, and 10% of the excess of net capital gains over net capital losses, if any; and a mortgage placement fee, on mortgage loans originated or purchased.

         The Advisory Agreement further provides that BCM shall bear the cost of certain expenses of its employees not directly identifiable to the Company's assets, liabilities, operations, business or financial affairs; and miscellaneous administrative expenses relating to the performance by BCM of its duties under the Advisory Agreement.

         If and to the extent that the Company shall request BCM, or any director, officer, partner or employee of BCM, to render services to the Company other than those required to be rendered by BCM under the Advisory Agreement, such additional services, if performed, will be compensated separately on terms agreed upon between such party and the Company from time to time. The Company has requested that BCM perform loan administration functions, and the Company and BCM have entered into a separate agreement, as described below.

         The Advisory Agreement automatically renews from year to year unless terminated in accordance with its terms. The Company's management believes that the terms of the Advisory Agreement are at least as fair as could be obtained from unaffiliated third parties.

         Since October 4, 1989, BCM has acted as loan administration/servicing agent for the Company, under an agreement terminable by either party upon thirty days' notice, under which BCM services the Company's mortgage notes and receives as compensation a monthly fee of .125% of the month-end outstanding principal balances of the mortgage notes serviced.

NOTE 14.  PROPERTY MANAGEMENT

         Since February 1, 1990, affiliates of BCM have provided property management services to the Company. Currently, Carmel Realty Services, Ltd. ("Carmel, Ltd.") provides property management services for a fee of 5% or less of the monthly gross rents collected on the properties under its management. Carmel, Ltd. subcontracts with other entities for the property-level management services to the Company at various rates. The general partner of Carmel, Ltd. is BCM. The limited partners of Carmel, Ltd. are (i) Syntek West, Inc. ("SWI"), of which Mr. Phillips is the sole shareholder, (ii) Mr. Phillips and
(iii) a trust for the benefit of the children of Mr. Phillips. Carmel, Ltd. subcontracts the property-level management of the Company's hotels, shopping centers, one of its office buildings and the Denver Merchandise Mart to Carmel Realty, Inc. ("Carmel Realty"), which is a company owned by SWI. Carmel Realty is entitled to receive property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Carmel, Ltd.

NOTE 15.  ADVISORY FEES, PROPERTY MANAGEMENT FEES, ETC.

         Fees and cost reimbursements to BCM and its affiliates were as follows:

                                                      1996                 1995            1994
                                                     ------               ------          ------
Fees
   Advisory and mortgage
      servicing   . . . . . . .                      $1,539               $1,195          $1,242
   Brokerage commissions  . . .                       1,889                  905             497
   Property and construction
      management and leasing
      commissions*  . . . . . .                         892                1,200             899
   Loan arrangement   . . . . .                         806                   95              25
                                                     ------               ------          ------
                                                     $5,126               $3,395          $2,663
                                                     ======               ======          ======


Cost reimbursements . . . . . .                      $  691               $  516          $  434
                                                     ======               ======          ======

--------------------------

* Net of property management fees paid to subcontractors, other than Carmel Realty.


NOTE 16.        INCOME TAXES

         Financial statement income varies from taxable income, principally due to the accounting for income and losses of investees, gains and losses from asset sales, depreciation on owned properties, amortization of discounts on notes receivable and payable and the difference in the allowance for estimated losses. At December 31, 1996, the Company had a tax net operating loss carryforward of $17.7 million expiring through 2010.

         At December 31, 1996, the Company has a deferred tax benefit of $5.2 million due to tax deductions available to it in future years. However, due to, among other factors, the Company's inconsistent earnings history, the Company was unable to conclude that the future realization of such deferred tax benefit, which requires the generation of taxable income, was more likely than not. Accordingly, a valuation allowance for the entire amount of the deferred tax benefit has been recorded.

The components of tax expense are as follows:

                                  1996             1995              1994
                                  ----             ----              ----
Income tax provision
  Current . . . . . . . .         $       --    $         2       $         9
                                  ==========    ===========       ===========


NOTE 17.            EXTRAORDINARY GAIN

         In 1996, the Company recognized an extraordinary gain of $381,000 representing its equity share of TCI's extraordinary gain from the early payoff of debt and CMET's extraordinary gain from an insurance settlement.

         In 1995, the Company recognized an extraordinary gain of $783,000 representing its equity share of TCI's extraordinary gain from the early payoff of debt.
         In 1994, the Company recognized an extraordinary gain of $273,000 representing its equity share of TCI's extraordinary gain from settlement of claims against it by a lender. The Company also recognized $50,000 from forgiveness of a portion of a first mortgage due to the early payoff of the second mortgage.

NOTE 18.            RENTS UNDER OPERATING LEASES

         The Company's operations include the leasing of an office building, a merchandise mart and shopping centers. The leases thereon expire at various dates through 2006. The following is a schedule of minimum future rents on non-cancelable operating leases as of December 31, 1996:




         1997 . . . . . . . . . . . . . .              $ 1,899
         1998 . . . . . . . . . . . . . .                1,555
         1999 . . . . . . . . . . . . . .                1,075
         2000 . . . . . . . . . . . . . .                  740
         2001 . . . . . . . . . . . . . .                  599
         Thereafter . . . . . . . . . . .                1,444
                                                       -------
                                                       $ 7,302
                                                       =======


NOTE 19.     COMMITMENTS AND CONTINGENCIES

         The Company is involved in various lawsuits arising in the ordinary course of business. In the opinion of the Company's management the outcome of these lawsuits will not have a material impact on the Company's financial condition, results of operations or liquidity.

NOTE 20.     QUARTERLY RESULTS OF OPERATIONS

         The following is a tabulation of the Company's quarterly results of operations for the years 1996 and 1995:

                                                                 Three Months Ended
                                   ------------------------------------------------------------------------
   1996                                March 31,          June 30,        September 30,        December 31,
----------                         ---------------     -------------     --------------       -------------
Revenue . . . . . . . . . .        $         6,790     $       5,346     $        7,306       $       7,537
Expense . . . . . . . . . .                  8,255             8,555              9,279              12,488
                                   ---------------     -------------     --------------       -------------
(Loss) from operations  . .                 (1,465)           (3,209)            (1,973)             (4,951)
Equity in income of
    investees   . . . . . .                    678               271                661                 394
Gain on sale of
    real estate   . . . . .                    559               547              1,961                 592
Extraordinary gain  . . . .                     13               247                121                  --
                                   ---------------     -------------     --------------       -------------
Net income (loss) . . . . .                   (215)           (2,144)               770              (3,965)

Preferred dividend
    requirement   . . . . .                     --               (17)               (48)                (48)
                                   ---------------     -------------     --------------      --------------
Net income (loss)
    applicable to
    common shares   . . . .        $          (215)    $      (2,161)    $          722       $      (4,013)
                                   ===============     =============     ==============       =============

Earnings per share
Income (loss) before extra-
    ordinary gain   . . . .        $          (.02)    $        (.19)    $          .05       $        (.28)
Extraordinary gain  . . . .                     --               .02                .01                 --
                                   ---------------     -------------     --------------       -------------
Net income (loss) . . . . .        $          (.02)    $        (.17)    $          .06       $        (.28)
                                   ===============     =============     ==============       =============



                                                                 Three Months Ended
                                   ------------------------------------------------------------------------
   1996                                March 31,          June 30,        September 30,        December 31,
----------                         ---------------     -------------     --------------       -------------
Revenue . . . . . . . . . .        $         6,080     $       5,552     $        7,066      $       4,254
Expense . . . . . . . . . .                  6,940             7,311              6,523              7,540
                                   ---------------     -------------     --------------      -------------
Income (loss) from
    operations  . . . . . .                   (860)           (1,759)               543             (3,286)
Equity in income (losses)
    of investees  . . . . .                 (1,260)           (1,699)            (1,410)             3,518
Gains on sale of real estate                   924                24              1,596                 50
Extraordinary gain  . . . .                    315                12                431                 25
                                   ---------------     -------------     --------------      -------------
Net income (loss) . . . . .        $          (881)    $      (3,422)    $        1,160      $         307
                                   ===============     =============     ==============      =============

Earnings per share
Income (loss) before extra-
    ordinary gain   . . . .        $          (.20)    $        (.59)    $          .13      $         .05
Extraordinary gain  . . . .                    .05                --                .07                .01
                                   ---------------     -------------     --------------      -------------
Net income (loss) . . . . .        $          (.15)    $        (.59)    $          .20      $         .06
                                   ===============     =============     ==============      =============

NOTE 21.  SUBSEQUENT EVENTS

    In February 1997, the Company completed the second phase of the BP Las Colinas land sale of 40.2 acres for $8.0 million, of which $7.2 million was in cash. In conjunction with the sale, the Company provided $800,000 of purchase money financing in the form of a six month unsecured loan. The loan bears interest at 12% per annum, with all accrued but unpaid interest and principal due at maturity. Of the net sales proceeds of $6.9 million, $1.5 million was used to payoff the underlying debt secured by the land in Las Colinas, pay a $500,000 maturity fee to the lender, make a $1.5 million principal paydown on the note secured by the Parkfield land in Denver, Colorado with the same lender, and $1.0 million was applied as a principal paydown on the term loan secured by the Las Colinas I land parcel. The Company will recognize a gain of $3.4 million on the sale, deferring the gain associated with the $800,000 loan until it is paid in full.

    In February 1997, the Company sold its mortgage note receivable secured by land in Osceola, Florida for $1.8 million in cash. The note receivable had a principal balance of $1.6 million at December 31, 1996 and had been in default since November 1993. See NOTE 3. "NOTES AND INTEREST RECEIVABLE." The Company will recognize a gain of approximately $150,000 on the sale.

    In January 1997, the Company sold 3.0 acres of the Las Colinas I Land in Las Colinas, Texas, for $1.2 million in cash. The Company recognized a gain of $697,000 on the sale.

    In January 1997, the Company purchased Scout land, 546 acres of undeveloped land in Tarrant County, Texas, for $2.2 million. The Company paid $725,000 in cash and obtained mortgage financing for the remaining $1.5 million of the purchase price. The mortgage bears interest at 16% per annum, requires quarterly interest payments of $61,000 beginning in April 1997, and matures in January 2000.

    In March 1997, the Company purchased Katy Road land, 130.6 acres of undeveloped land in Harris County, Texas for $5.0 million. The Company paid $958,000 in cash and obtained seller financing for the remaining $4.0 million of the purchase price. The mortgage bears interest at 9% per annum, requires quarterly interest payments of $92,000 and matures in March 2000.

                          AMERICAN REALTY TRUST, INC.
                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)



                                                                 June 30,                December 31,
                                                                   1997                     1996
                                                                ---------              --------------
                                                                        (dollars in thousands)
                     Assets
                     ------

Notes and interest receivable
  Performing  . . . . . . . . . . . . . . . . .                 $  49,922                $   50,784
  Nonperforming . . . . . . . . . . . . . . . .                       149                     1,627
                                                                ---------                ----------
                                                                   50,071                    52,411

Less - allowance for estimated losses . . . . .                    (3,926)                   (3,926)
                                                                ---------                ----------
                                                                   46,145                    48,485

Real estate held for sale, net of accumulated
  depreciation ($5,098 in 1997 and 1996). . . .                   139,361                    77,688


Real estate held for investment, net of accumulated
  depreciation ($5,115 in 1997 and $4,234 in 1996)..               42,968                    41,347

Plant and equipment, net of accumulated depreciation
  ($521 in 1997)  . . . . . . . . . . . . . . .                     3,999                       -

Marketable equity securities, at market value .                     5,502                     2,186
Cash and cash equivalents . . . . . . . . . . .                     4,827                     1,254
Investments in equity investees . . . . . . . .                    46,219                    55,880
Intangibles, net of accumulated amortization ($407
  in 1997)  . . . . . . . . . . . . . . . . . .                    15,482                       -
Other assets  . . . . . . . . . . . . . . . . .                    18,012                     8,197
                                                                ---------                ----------

                                                                $ 322,515                $  235,037
                                                                =========                ==========


The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                     CONSOLIDATED BALANCE SHEETS-CONTINUED
                                  (UNAUDITED)





                                                                 June 30,             December 31,
                                                                   1997                  1996
                                                                ----------            ------------
                                                                      (dollars in thousands)
      Liabilities and Stockholders' Equity

Liabilities
Notes and interest payable ($9,183 in 1997 and
  $8,973 in 1996 to affiliates) . . . . . . .                   $ 188,333                $  127,863
Margin borrowings . . . . . . . . . . . . . .                      44,347                    40,044
Accounts payable and other liabilities (including
  $22,340 in 1997 to affiliate) . . . . . . .                      29,360                     8,433
                                                                ---------                ----------

                                                                  262,040                   176,340


Minority interest . . . . . . . . . . . . . .                      10,911                    10,911


Commitments and contingencies


Stockholders' equity
Preferred Stock, $2.00 par value, authorized
  20,000,000 shares, issued and outstanding
  4,000 shares Series B . . . . . . . . . . .                           8                         8
  16,681 shares Series C. . . . . . . . . . .                          33                        32
Common stock, $.01 par value; authorized
  16,667,000 shares, issued 13,479,348 shares
  in 1997 and 1996. . . . . . . . . . . . . .                         120                       129
Paid-in capital`  . . . . . . . . . . . . . .                      68,700                    68,601
Accumulated (deficit) . . . . . . . . . . . .                     (19,282)                  (20,978)
Treasury stock at cost, 1,524,704 shares in 1997
  and 564,704 shares in 1996. . . . . . . . .                         (15)                       (6)
                                                                ---------                ----------

                                                                   49,564                    47,786
                                                                ---------                ----------

                                                                $ 322,515                $  235,037
                                                                =========                ==========





The accompanying notes are an integral part of these Consolidated Financial Statements.

                         AMERICAN REALTY TRUST, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (UNAUDITED)

                                                           For the Three Months   For the Six Months
                                                              Ended June 30,        Ended June 30,
                                                           --------------------   ------------------
                                               1997               1996                  1997               1996
                                          --------------   --------------------   ------------------  -------------
                                                               (dollars in thousands, except per share)
Income
 Sales.......................             $        2,181      $          -        $         2,181     $         -
 Rents.......................                      5,014               4,084               10,922             9,394
 Interest....................                      1,176               1,135                2,297             2,273
 Other.......................                      1,296                 127                1,766               469
                                          --------------      ---------------     ---------------     -------------
                                                   9,667               5,346               17,166            12,136
                                          --------------      --------------      ---------------     -------------

Expenses
 Cost of sales...............                      1,688                 -                  1,688               -
 Property operations.........                      4,018               3,856                8,471             7,566
 Interest....................                      6,870               3,270               12,074             6,416
 Advisory and servicing fees
 to affiliate..............                          585                 381                1,009               701
 Incentive compensation to
 affiliate.................                          299                 -                    299               -
 General and administrative..                      1,556                 595                2,351             1,237
 Depreciation and
 amortization..............                          600                 453                1,147               890
 Minority interest...........                        344                 -                    716               -
                                          --------------      --------------      ---------------     -------------
                                                  15,960               8,555               27,755            16,810
                                          --------------      --------------      ---------------     -------------

(Loss) from operations........                    (6,293)             (3,209)             (10,589)           (4,674)
Equity in income (loss) of
 investees...................                      4,970              (1,530)               5,250            (2,420)
Gain on sale of real estate...                     3,863               2,348                8,150             4,475
                                          --------------      --------------      ---------------     -------------

Income (loss) before
 extraordinary gain..........                      2,540              (2,391)               2,811            (2,619)

Extraordinary gain............                       -                   247                  -                 260
                                          --------------      --------------      ---------------     -------------
Net income (loss).............                     2,540              (2,144)               2,811            (2,359)

Preferred dividend requirement                       (49)                (17)                 (99)              (17)
                                          --------------      --------------      ---------------     -------------
Net income (loss) applicable
 to Common shares............             $        2,491      $       (2,161)     $         2,712     $      (2,376)
                                          ==============      ==============      ===============     =============

Earnings per share
 Income (loss) before
 extraordinary gain........               $          .21      $         (.19)     $           .23     $        (.21)
 Extraordinary gain..........                          -                 .02                   -                .02
                                          ---------------     --------------      ----------------    -------------
 Net income (loss) applicable to
 Common shares.............               $          .21      $         (.17)     $           .23     $        (.19)
                                          ==============      ==============      ===============     =============

Weighted average Common shares
 used in computing earnings
 per share...................                 12,075,307          13,230,634           12,114,939        12,473,646
                                          ==============      ==============      ===============     =============

The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                  (UNAUDITED)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997




                              Series B   Series C
                              Preferred  Preferred   Common  Treasury  Paid-in   Accumulated   Stockholders'
                                Stock      Stock     Stock    Stock    Capital    (Deficit)       Equity
                              ---------  ---------  -------  --------  -------   -----------   -------------
                                                    (dollars in thousands, except per share)
Balance, January 1, 1997      $      8     $  32    $  129    $  (6)   $68,601    $(20,978)       $47,786

Dividends
  Common Stock ($.10 per
       share)                       --        --        --       --         --      (1,013)        (1,013)
  Series B Preferred Stock
       ($5.00 per share)            --        --        --       --         --         (20)           (20)

  Series C Preferred Stock
       ($5.00 per share)            --         1        --       --         81         (82)            --


Treasury stock, at cost.            --        --        (9)      (9)        18          --             --

Net income                          --        --        --       --         --       2,811          2,811
                              --------     -----    ------    -----    -------    --------        -------


Balance, June 30, 1997        $      8     $  33    $  120    $ (15)   $68,700    $(19,282)       $49,564
                              ========     =====    ======    =====    =======    ========        =======



The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                          For the Six Months
                                                                             Ended June 30,
                                                                 ------------------------------------
                                                                    1997                    1996
                                                                 -------------         --------------
                                                                       (dollars in thousands)
Cash Flows From Operating Activities
  Revenues collected. . . . . . . . . . . . . . . . .            $      12,624         $        8,677
  Interest collected  . . . . . . . . . . . . . . . .                    2,071                  2,250
  Distributions received from equity investees'
    operating cash flow.  . . . . . . . . . . . . . .                    1,315                  5,982
  Payments for property operations and cost of
     sales. . . . . . . . . . . . . . . . . . . . . .                   (7,626)                (8,209)
  Interest paid . . . . . . . . . . . . . . . . . . .                   (7,517)                (3,688)
  Advisory and servicing fees paid to affiliate                         (1,009)                  (701)
  General and administrative expenses paid  . . . . .                   (2,404)                (1,274)
  Other . . . . . . . . . . . . . . . . . . . . . . .                     (396)                   (98)
                                                                 -------------         --------------
    Net cash provided by (used in) operating
     activities                                                         (2,942)                 2,939

Cash Flows From Investing Activities
  Collections on notes receivable . . . . . . . . . .                    5,499                    449
  Funding of notes receivable . . . . . . . . . . . .                   (2,888)                  (100)
  Proceeds from sale of real estate . . . . . . . . .                   12,385                  1,951
  Proceeds from sale of marketable equity
    securities  . . . . . . . . . . . . . . . . . . .                    4,613                 17,122
  Purchases of marketable equity securities.                            (6,345)               (18,421)
  Investment in real estate entities  . . . . . . . .                     (463)               (13,545)
  Acquisition of real estate  . . . . . . . . . . . .                  (37,063)                  (798)
  Deposits  . . . . . . . . . . . . . . . . . . . . .                   (3,883)                (1,865)
  Real estate improvements  . . . . . . . . . . . . .                   (3,162)                  (731)
                                                                 -------------         --------------
    Net cash (used in) investing activities . . . . .                  (31,307)               (15,938)

Cash Flows From Financing Activities
  Proceeds from notes payable . . . . . . . . . . . .                   39,472                 43,750
  Payments on notes payable . . . . . . . . . . . . .                  (22,535)               (20,050)
  Deferred borrowing costs  . . . . . . . . . . . . .                   (2,454)                (1,735)
  Net advances (payments) to/from affiliates                            22,735                 (3,960)
  Margin (payments) borrowings, net.  . . . . . . . .                    2,353                 (6,281)
  Common dividends paid . . . . . . . . . . . . . . .                   (1,013)                   -
  Proceeds from issuance of Series B Preferred
     Stock  . . . . . . . . . . . . . . . . . . . . .                      -                      400
  Preferred dividends paid  . . . . . . . . . . . . .                      (20)                    (6)
  Distributions to minority interest  . . . . . . . .                     (716)                   -
                                                                 -------------         --------------
    Net cash provided by financing activities                           37,822                 12,118

    Net increase (decrease) in cash and cash
     equivalents  . . . . . . . . . . . . . . . . . .                    3,573                   (881)

Cash and cash equivalents, beginning of period                           1,254                  1,054
                                                                 -------------         --------------

Cash and cash equivalents, end of period  . . . . . .            $       4,827         $          173
                                                                 =============         ==============


The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS- CONTINUED
                                  (UNAUDITED)

                                                                    For the Six Months
                                                                      Ended June 30,
                                                          ----------------------------------------
                                                              1997                       1996
                                                          --------------            --------------
                                                                   (dollars in thousands)

Reconciliation of net income (loss) to net cash
  provided by (used in) operating activities
  Net income (loss) . . . . . . . . . . . . .               $  2,811                 $  (2,359)
  Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating activities
     Extraordinary gain . . . . . . . . . . .                    -                        (260)
     Depreciation and amortization. . . . . .                  1,147                       890
     Amortization of deferred borrowing cost                   1,712                       -
     Gain on sale of real estate  . . . . . .                 (8,150)                   (4,475)
     Distributions from equity investees' operating
         cash flow  . . . . . . . . . . . . .                 14,448                     5,982
     Equity in (income) losses of investees .                 (5,250)                    2,420
     Unrealized (gain) on marketable equity
         securities.  . . . . . . . . . . . .                 (1,600)                     (663)
     (Increase) decrease in accrued interest
         receivable . . . . . . . . . . . . .                    (93)                       11
     (Increase) decrease in other assets  . .                 (5,856)                    1,882
     (Decrease) in accrued interest payable .                 (1,680)                      219
     (Decrease) in accounts payable and other
         liabilities  . . . . . . . . . . . .                   (613)                     (843)
     Other  . . . . . . . . . . . . . . . . .                    182                       135
                                                            --------                 ---------
       Net cash provided by operating activities            $ (2,942)                $   2,939
                                                            ========                 =========

Schedule of noncash investing activities

  Issuance of 15,000 shares of Series B Preferred
     Stock with an aggregate liquidation value of
     $1.5 million.  . . . . . . . . . . . . .               $    -                   $   1,500

  Stock dividends on Series C Preferred Stock                     82                       -

  Notes payable from acquisition of real estate               32,154                       -

  Notes payable from acquisition of minority
     interest.  . . . . . . . . . . . . . . .                  5,000                       -

  Note receivable from sale of real estate  .                    800                       -

Acquisition of Pizza World Supreme, Inc.

  Carrying value of intangibles . . . . . . .               $ 15,482                 $     -

  Carrying value of plant and equipment.  . .                  3,998                       -

  Carrying value of note receivable retired .                 13,387                       -

  Carrying value of accounts payable and other
     liabilities  . . . . . . . . . . . . . .                  1,314                       -

The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


NOTE 1.      BASIS OF PRESENTATION

The accompanying Consolidated Financial Statements of American Realty Trust, Inc. and consolidated entities (the "Company") have been prepared in conformity with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results for the six month period ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. For further information, refer to the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K").

Certain balances for 1996 have been reclassified to conform to the 1997 presentation. Shares and per share data have been restated for the two for one forward share split effected February 17, 1997.

NOTE 2.      SYNTEK ASSET MANAGEMENT, L.P.

The Company owns a 96% limited partner interest in Syntek Asset Management, L.P. ("SAMLP"). SAMLP is the general partner of National Realty, L.P. ("NRLP") and National Operating, L.P. ("NOLP"), the operating partnership of NRLP. Gene
E. Phillips, a Director and Chairman of the Board of the Company until November 16, 1992, is also a general partner of SAMLP. As of June 30, 1997, the Company owned approximately 54% of the outstanding limited partner units of NRLP.

NRLP, SAMLP and Mr. Phillips were among the defendants in a class action lawsuit arising from the formation of NRLP. An agreement settling such lawsuit for the above mentioned defendants became effective on July 5, 1990. The settlement agreement provided for, among other things, the appointment of an NRLP oversight committee; the establishment of specified annually increasing targets for five years relating to the price of NRLP's units of limited partner interest; a limitation and deferral or waiver of NRLP's reimbursement to SAMLP of certain future salary costs; a deferral or waiver of certain future compensation to SAMLP; the required distribution to unitholders of all of NRLP's cash from operations in excess of certain renovation costs unless the NRLP oversight committee approves alternative uses for such cash from operations; the issuance of unit purchase warrants to members of the plaintiff class; and the contribution by the then individual general partners of $2.5 million to NRLP over a four-year period. In accordance with the indemnification provisions of SAMLP's agreement of limited partnership, SAMLP agreed to indemnify Messrs. Phillips and Friedman, the individual general partners, at the time, of SAMLP, for the $2.5 million payment to NRLP. The final annual installment of principal and interest was paid by SAMLP in May 1994.

The settlement agreement provides for the resignation and replacement of SAMLP as general partner if the unit price targets are not met for two consecutive anniversary dates. NRLP did not meet the unit price targets for the first and second anniversary dates. On July 8, 1992, SAMLP notified the NRLP oversight committee of the failure of NRLP to meet the unit price targets for two successive years and that it expects to resign as general partner of NRLP and NOLP.

The withdrawal of SAMLP as general partner would require NRLP to purchase SAMLP's general partner interest (the "Redeemable General Partner Interest") at its then fair value, and to pay certain fees and other compensation as provided in the partnership agreement. Syntek Asset Management, L.P. ("SAMI"), the managing general partner of SAMLP, has calculated the fair value of such Redeemable General Partner Interest to be $40.2 million at June 30, 1997, before reduction for the principal balance ($4.2 million at June 30, 1997) and accrued interest ($6.7 million at June 30, 1997) on the note receivable from SAMLP for its original capital contribution to the partnership.

In January 1995, NRLP, SAMLP, William H. Elliott and the NRLP oversight committee executed an Implementation Agreement which provides for the nomination of a successor general partner to succeed SAMLP and for the resolution of all related matters under the class action settlement. On February 20, 1996, the parties to the Implementation Agreement executed an Amended and Restated Implementation Agreement.

In April 1995, the Company's Board of Directors approved the Company's entering into a comfort and indemnification letter whereby the Company would agree to indemnify Mr. Elliott and any entity controlled by Mr. Elliott which is elected to serve

                          AMERICAN REALTY TRUST, INC.
         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS - CONTINUED



NOTE 2.      SYNTEK ASSET MANAGEMENT, L.P. (Continued)

as the successor general partner of NRLP and NOLP. Such indemnification will stand behind any indemnification to which Mr. Elliott or any entity controlled by Mr. Elliott may be entitled to under the NRLP partnership agreement.

Provided that the successor general partner is elected pursuant to the terms of the Amended and Restated Implementation Agreement, SAMLP shall receive $12,471,500 from NRLP. This amount represents a compromise settlement of the net amounts owed by NRLP to SAMLP upon SAMLP's withdrawal as general partner and any amounts which SAMLP and its affiliates may owe to NRLP. This amount shall be paid to SAMLP pursuant to a promissory note in accordance with the terms set forth in the Amended and Restated Implementation Agreement.

In September 1996, the Judge appointed to supervise the class action settlement (the "Supervising Judge") entered an order granting tentative approval of the Amended and Restated Implementation Agreement and the form of notice to be sent to the original class members. On April 7, 1997, the Supervising Judge entered an order amending the September 23, 1996 order, approving the formal notice and setting a hearing on the Amended and Restated Implementation Agreement for June 27, 1997. A notice was sent to all class members and unitholders in April 1997 and the hearing was held on June 27, 1997. As of August 8, 1997, the Supervising Judge had not entered the order granting final approval of the Amended and Restated Implementation Agreement. Upon final approval by the Supervising Judge, the proposal to elect the successor general partner will be submitted to the NRLP unitholders for a vote. In addition, the unitholders will vote upon amendments to NRLP's partnership agreement which relate to the proposed compensation of the successor general partner and other related matters.

The Amended and Restated Implementation Agreement provides that SAMLP, and its affiliates owning units in NRLP, shall not vote to remove the successor general partner, except for removal with cause, for a period of 36 months from the date the successor general partner takes office.

Upon approval by NRLP's unitholders, SAMLP shall resign as general partner of NRLP and NOLP and the successor general partner shall take office. If the required approvals are obtained, it is anticipated that the successor general partner may be elected and take office during the fourth quarter of 1997.

Upon the election and taking office of the successor general partner, the class action settlement and the NRLP oversight committee shall be terminated. If the successor general partner nominee is not elected, the existing settlement shall remain in full force and effect and all of the provisions of the Amended and Restated Implementation Agreement shall be voided, including the compromise settlement referred to above.

NOTE 3.      NOTES AND INTEREST RECEIVABLE

The borrower on a $1.7 million mortgage note receivable secured by land in Osceola, Florida failed to pay the note on its November 1, 1993 maturity. The Company instituted foreclosure proceedings and was awarded a summary judgment in January 1994. During 1994 and 1995, the borrower paid the Company a total of $270,000 in nonrefundable fees to delay foreclosure of the property until April 24, 1995. On April 25, 1995, the borrower filed for bankruptcy protection. On August 26, 1996, the bankruptcy court's stay was lifted allowing the Company to proceed with foreclosure. In February 1997, the Company sold its mortgage note receivable for $1.8 million in cash. The Company recognized a gain of $171,000 on the sale.

Related Party. In December 1996, the Company and the borrower on a $3.7 million note receivable secured by an apartment complex in Merrillville, Indiana agreed to an extension of the notes December 1996 maturity date to December 2000. The property is owned by a subsidiary of Davister Corp. ("Davister"), a general partner in a partnership that owns approximately 13.7% of the Company's outstanding shares of Common Stock. In May 1997, the note plus accrued but unpaid interest was paid in full. See NOTE 10. "CERTAIN RELATIONSHIPS AND TRANSACTIONS."

                          AMERICAN REALTY TRUST, INC.
         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS - CONTINUED




NOTE 4.      REAL ESTATE

In January 1997, the Company sold 3.0 acres of the Las Colinas I Land in Las Colinas, Texas, for $1.2 million in cash. The Company recognized a gain of $697,000 on the sale.

In January 1997, the Company purchased Scout land, 546 acres of undeveloped land in Tarrant County, Texas, for $2.2 million. The Company paid $725,000 in cash and obtained mortgage financing for the remaining $1.5 million of the purchase price. The mortgage bears interest at 16% per annum, requires quarterly interest only payments of $61,000, and matures in January 2000. The Company paid a real estate brokerage commission of $135,000 to Carmel Realty, Inc. ("Carmel Realty"), an affiliate of Basic Capital Management, Inc. ("BCM"), the Company's advisor, based on the $2.2 million purchase price of the property.

In October 1995, the Company purchased BP Las Colinas land, a 92.6 acre parcel of partially developed land in Las Colinas, Texas. In February 1996, the Company entered into a contract to sell 72.5 acres of such parcel for $12.9 million. The contract called for the sale to close in two phases. In July 1996, the Company completed the first phase sale of 32.3 acres. In February 1997, the Company completed the second phase sale of 40.2 acres for $8.0 million, of which $7.2 million was paid in cash. Of the net sales proceeds of $6.9 million, $1.5 million was used to payoff the underlying debt secured by the BP Las Colinas parcel, pay a $500,000 maturity fee to the lender, make a $1.5 million principal paydown on note secured by Parkfield land in Denver, Colorado with the same lender, and $1.0 million was applied as a principal paydown on the term loan secured by the Las Colinas I land parcel. In conjunction with the sale the Company provided $800,000 in purchase money financing in the form of a six month unsecured loan. The loan bears interest at 12% per annum, with all accrued but unpaid interest and principal due at maturity in August 1997. The Company recognized a gain of $3.4 million on such sale, deferring an additional $800,000 of gain until the unsecured loan is paid in full. The Company paid a real estate brokerage commission of $239,000 to Carmel Realty based on the $8.0 million sales price of the property.

In March 1997, the Company purchased Katy Road land, 130.6 acres of undeveloped land in Harris County, Texas, for $5.6 million. The Company paid $1.6 million in cash with the seller providing purchase money financing for the remaining $4.0 million of the purchase price. The mortgage bears interest at 9% per annum, requires quarterly interest only payments of $92,000 and matures in March 2000. The Company paid a real estate brokerage commission of $209,000 to Carmel Realty based on the $5.6 million purchase price of the property.

In April 1997, the Company purchased McKinney Corners I land, 30.4 acres of undeveloped land in Collin County, Texas, for $3.5 million. The Company paid $1.0 million in cash and obtained mortgage financing for the remaining $2.5 million of the purchase price. The loan bears interest at 14% per annum, requires monthly interest only payments of $29,000 and matures in April 1998. The Company paid a real estate brokerage commission of $208,000 to Carmel Realty based on the $3.5 million purchase price of the property.

In April 1997, the Company purchased McKinney Corners II land, 173.9 acres of undeveloped land in Collin County, Texas, for $5.7 million. The Company paid $700,000 in cash and obtained mortgage financing for the remaining $5.0 million of the purchase price as a fourth advance under the term loan from the Las Colinas I lender. The term loan was amended increasing the term loan amount from $19.5 million to $24.5 million. The amendment also changed the required principal reduction payments to $500,000 in June, July, September and October 1997 and $1.0 million in August and November 1997. The McKinney Corners II land was added as additional collateral on the term loan. The Company paid a real estate brokerage commission of $343,000 to Carmel Realty based on the $5.7 million purchase price of the property.

In April 1997, the Company sold 3.115 acres of the Las Colinas I land for $1.3 million in cash. The Company used $1.0 million of the sales proceeds as a collateral escrow deposit in accordance with the provision of the Valley Ranch land loan. The Company recognized a gain of $648,000 on the sale. The Company paid a real estate brokerage commission of $38,000 to Carmel Realty based on the $1.3 million sales price of the property.

                          AMERICAN REALTY TRUST, INC.
         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS - CONTINUED




NOTE 4.      REAL ESTATE (Continued)

In May 1997, the Company purchased McKinney Corners III land, 15.5 acres undeveloped land in Collin County, Texas, for $896,000 in cash. The Company paid a real estate brokerage commission of $54,000 to Carmel Realty based on the $896,000 purchase price of the property.

In May 1997, the Company purchased Lacy Longhorn land, 17.1 acres of undeveloped land in Farmers Branch, Texas, for $1.8 million. The Company paid $200,000 in cash and obtained seller financing of the remaining $1.6 million of the purchase price. The loan bears interest at 10% per annum, requires monthly principal and interest payments of $400,000 and matures in October 1997. The Company paid a real estate brokerage commission of $105,000 to Carmel Realty based on the $1.8 million purchase price of the property.

In May 1997, the Company purchased Chase Oaks land, 60.5 acres of undeveloped land in Plano, Texas, for $4.2 million. The Company paid $200,000 in cash and obtained seller financing of the remaining $4.0 million of the purchase price. The note bears interest at 18% per annum, requires monthly interest only payments of $60,000 and matures May 2000. The Company paid a real estate brokerage commission of $250,000 to Carmel Realty based on the $4.2 million purchase price of the property.

In May 1997, the Company purchased Pioneer Crossing land, 1,448 acres of undeveloped land in Austin, Texas, for $21.5 million. The Company paid $5.4 million in cash and obtained seller financing of the remaining $16.1 million of the purchase price. The notes bear interest at 9.5% per annum, requires monthly interest only payments of $127,000 and matures in May 2001. The Company paid a real estate brokerage commission of $675,000 to Carmel Realty based on the $21.5 million purchase price of the property.

In June 1997, the Company purchased Kamperman land, 129.6 acres of undeveloped land in Collin County, Texas, for $5.0 million in cash. The Company simultaneously closed on a sale of 99.7 acres for $4.5 million in cash. The Company recognized a $215,000 gain on the sale. The Company paid a real estate brokerage commission of $152,000 to Carmel Realty based on the $5.0 million purchase price of the property and $135,000 to Carmel Realty based on the $4.5 million sales price of a portion of the property.

Also in June 1997, the Company purchased Keller land, 811.8 acres of undeveloped land in Tarrant County, Texas, for $6.3 million. The Company paid $2.3 million in cash and obtained mortgage financing for the remaining $4.0 million of the purchase price. The loan bears interest at 12.95% per annum, requires monthly interest only payments of $43,000 and matures in June 1998. The Company paid a real estate brokerage commission of $280,000 to Carmel Realty based on the $6.3 million purchase price of the property.

In June 1997, the Company purchased McKinney Corners IV land, 31.3 acres of undeveloped land in Collin County, Texas, for $2.4 million. The Company paid $400,000 in cash and obtained mortgage financing for the remaining $2.0 million of the purchase price, as a fifth advance under the term loan from the Las Colinas I lender. The McKinney Corners IV land was added as additional collateral on the term loan. The Company paid a real estate brokerage commission of $151,000 to Carmel Realty based on the $2.4 million purchase price of the property.

Also in June 1997, the Company purchased Pantex land, 182.5 acres of undeveloped land in Collin County, Texas, for $5.4 million. The Company paid $900,000 in cash and obtained seller financing of the remaining $4.5 million of the purchase price. The note bears interest at 10.5% per annum, requires semiannual interest only payments of $239,000 and matures in December 2000.
The Company paid a real estate brokerage commission of $321,000 to Carmel Realty based on the $5.4 million purchase price of the property.

In 1991, the Company purchased all of the capital stock of a corporation which owned 198 developed residential lots in Fort Worth, Texas. Through December 31, 1996, 188 of the residential lots had been sold. During 1997, 4 additional lots were sold for an aggregate gain of $8,000. At June 30, 1997, 6 lots remained to be sold.

                          AMERICAN REALTY TRUST, INC.
         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS - CONTINUED



NOTE 4.      REAL ESTATE (Continued)

In November 1991, the Company transferred the Porticos Apartments to Income Opportunity Realty Investors, Inc. ("IORI"), an equity investee, in satisfaction, at the time, of the Company's $3.6 million obligation to IORI. The Company recorded a deferred gain of $3.0 million on the transfer. In June 1997, IORI sold the property, and accordingly the Company recognized such previously deferred gain. See NOTE 5. INVESTMENT IN EQUITY INVESTEES."

NOTE 5.      INVESTMENT IN EQUITY INVESTEES

Real estate entities. The Company's investment in real estate entities at June 30, 1997, includes (i) equity securities of three publicly traded Real Estate Investment Trusts (collectively the "REITs"), Continental Mortgage and Equity Trust ("CMET"), IORI and Transcontinental Realty Investors, Inc. ("TCI"), (ii) units of limited partner interest of NRLP, (iii) a general partnership interest in NRLP and NOLP, the operating partnership of NRLP, through the Company's 96% limited partner interest in SAMLP and (iv) interests in real estate joint venture partnerships. BCM, the Company's advisor, serves as advisor to the REITs, and performs certain administrative and management functions for NRLP and NOLP on behalf of SAMLP.

The Company accounts for its investment in the REITs, NRLP and the joint venture partnerships under the equity method. The Company continues to account for its investment in NRLP under the equity method due to the pending resignation of SAMLP as general partner of NRLP and NOLP. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P." Substantially all of the Company's equity securities of the REITs and NRLP are pledged as collateral for borrowings. See NOTE 7. "NOTES AND INTEREST PAYABLE."

The Company's investment in real estate entities, accounted for using the equity method, at June 30, 1997 was as follows:

                                                                 Equivalent
             Percentage                Carrying                   Investee
           of the Company's            Value of                  Book Value                     Market Value
            Ownership at             Investment at                  at                        of Investment at
Investee   June 30, 1997             June 30, 1997              June 30, 1997                  June 30, 1997
--------  -----------------          -------------              -------------                 ----------------
NRLP            54.4%                 $   15,570                 $       *                       $  65,812
CMET            40.6                      15,780                    35,764                          18,789
IORI            29.6                       3,564                     7,474                           5,176
TCI             30.6                       5,904                    23,693                          17,907
                                      ----------                                                 ---------
                                          40,818                                                 $ 107,684
                                                                                                 =========
General partner interest in
  NRLP and NOLP                            6,419
Other equity investees                    (1,018)
                                      ----------
                                      $   46,219
                                      ==========

_________________________________________

* At June 30, 1997, NRLP reported a deficit partners' capital. The Company's share of NRLP's revaluation equity at December 31, 1996, was

                          AMERICAN REALTY TRUST, INC.
         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS - CONTINUED



NOTE 5.  INVESTMENT IN EQUITY INVESTEES (Continued)

$188.5 million. Revaluation equity is defined as the difference between the appraised value of the partnership's real estate, adjusted to reflect the partnership's estimate of disposition costs, and the amount of the mortgage notes payable and accrued interest encumbering such property as reported in NRLP's Annual Report on Form 10-K for the year ended December 31, 1996.

The difference between the carrying value of the Company's investment and the equivalent investee book value is being amortized over the life of the properties held by each investee.

The Company's management continues to believe that the market value of each of the REITs and NRLP undervalues their assets and the Company may, therefore, continue to increase its ownership in these entities in 1997.

Other equity investees. In April 1996, a newly formed subsidiary of the Company purchased, for $10.7 million in cash, 80% of the common stock of Pizza World Supreme, Inc. ("PWSI"), which in turn had acquired 26 operating pizza parlors in various communities in California's San Joaquin Valley. Concurrent with the purchase, the Company granted to an individual an option to purchase 36.25% of the Company's subsidiary at any time for the Company's net investment in such subsidiary. Additionally, the Company held negotiations with underwriters to take such subsidiary public. The Company believes that such option will be exercised and further, that the subsidiary would become publicly held approximately one year from its date of acquisition. Accordingly, the Company believed its control of such subsidiary was temporary and therefore accounted for such subsidiary under the equity method through April 1997. In May 1997, the Company acquired the remaining 20% of PWSI and discontinued equity accounting. See NOTE 8. "ACQUISITION OF PIZZA WORLD SUPREME, INC."

Set forth below is summarized results of operations for the Company's equity investees for the six months ended June 30, 1997:

Equity investees owned over 50%:

          Revenues...........................................     $ 64,527
          Property operating expenses........................       42,680
          Depreciation.......................................        5,222
          Interest expense...................................       17,325
                                                                  --------
          (Loss) from operations.............................         (700)
          Gain on sale of real estate........................        3,587
                                                                  --------
          Net income.........................................     $  2,887
                                                                  ========

The Company's share of over 50% owned equity investees' operations was $773,000 for the six months ended June 30, 1997. The Company's share of equity investees gains on sale of real estate was $1.9 million for the six months ended June 30, 1997. Equity investees owned less than 50%:

Revenues.....................................................     $ 58,605
Equity in income (loss) of partnerships......................          896
Property operating expenses..................................       38,221
Depreciation.................................................        8,272
Interest expense.............................................       17,442
                                                                  --------
(Loss) from operations.......................................       (4,434)

Gain on sale of real estate..................................       11,587
                                                                  --------
Net income...................................................     $  7,153
                                                                  ========

                          AMERICAN REALTY TRUST, INC.
         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS - CONTINUED




NOTE 5.   INVESTMENT IN EQUITY INVESTEES (Continued)

The Company's share of less than 50% owned equity investees' loss from operations was $1.3 million for the six months ended June 30, 1997. The Company's share of equity investees gains on sale of real estate was $4.0 million for the six months ended June 30, 1997.

The Company's cash flow from the REITs and NRLP is dependent on the ability of each of the entities to make distributions. CMET and IORI have paid regular quarterly distributions since the first quarter of 1993, NRLP since the fourth quarter of 1993 and TCI since the fourth quarter of 1995. In the first six months of 1997, the Company received aggregate distributions of $1.3 million from the REITs and NRLP.

In the first six months of 1997, the Company purchased a total of $173,000 of equity securities of the REITs and NRLP.

In January 1992, the Company entered into a partnership agreement with an entity affiliated with the owner, at the time, of in excess of 14% of the Company's outstanding shares of Common Stock, to acquire 287 developed residential lots adjacent to the Company's other residential lots in Fort Worth, Texas. The partnership agreement designates the Company as managing general partner. The partnership agreement also provides each of the partners with a guaranteed 10% return on their respective investments. Through December 31, 1996, 184 residential lots had been sold. In the first six months of 1997 an additional 8 lots were sold. At June 30, 1997, 95 lots remained to be sold. In 1997, each partner has received $21,000 in return of capital distributions.

In June 1996, a newly formed limited partnership, of which the Company is a 1% general partner, purchased 580 acres of undeveloped land in Collin County, Texas. In April 1997, the partnership sold 35.0 acres for $1.3 million in cash. The net proceeds of $1.2 million were distributed to the limited partners in accordance with the partnership agreement. The partnership recognized a gain of $884,000 on the sale. In July 1997, the Partnership sold an additional 24.6 acres for $800,000 in cash. In accordance with the terms of the term loan secured by such property, $197,000 of the net sales proceeds were used to paydown such term loan. The remaining $545,000 was distributed to the limited partners in accordance with the partnership agreement. The partnership will record a gain of approximately $497,000 on the sale. The Company has received no distributions from the partnership in 1997.

NOTE 6.      MARKETABLE EQUITY SECURITIES - TRADING PORTFOLIO

In the first quarter of 1994, the Company began purchasing equity securities of entities other than those of the REITs and NRLP to diversify and increase the liquidity of its margin accounts. In the first six months of 1997, the Company purchased $6.3 million and sold $4.4 million of such securities. These equity securities are considered a trading portfolio and are carried at market value. At June 30, 1997, the Company recognized an unrealized increase in the market value of its trading portfolio securities of $1.3 million. Also in the first six months of 1997, the Company realized a net gain of $161,000 from the sale of trading portfolio securities and received $62,000 in dividends. Unrealized and realized gains and losses on trading portfolio securities are included in other income in the accompanying Consolidated Statements of Operations.

NOTE 7.      NOTES AND INTEREST PAYABLE

In May 1997, the Company financed 10.6 acres of the BP Las Colinas land for $3.1 million. The note bears interest at 9.5% per annum, requires monthly interest only payments of $24,000 and matures in November 1997.

In May 1997, the Company obtained a second mortgage of $3.0 million on the Pin Oak land. The note bears interest at 12.5% per annum compounded monthly, and matures in October 1997. See NOTE 10. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

                          AMERICAN REALTY TRUST, INC.
         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS - CONTINUED




In June 1997, the Company obtained a second mortgage of $3.0 million on the Lewisville land. The note bears interest at 12.5% per annum, compounded monthly and matures in December 1997. See NOTE 10. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

In June 1997, the Company refinanced the Valwood land for $15.8 million. The note bears interest at prime plus 4.5% per annum, currently 13%, requires monthly interest only payments of $176,000 and matures in June 1998. The Company received net refinancing proceeds of $4.9 million, after $6.2 million was applied to the Valwood debt, $3.0 million being applied to payoff Jefferies land loan and $1.4 million being applied to paydown Las Colinas I land loan.

The Company has margin arrangements with various brokerage firms which provide for borrowing of up to 50% of the market value of the Company's marketable equity securities. The borrowings under such margin arrangements are secured by equity securities of the REITs, NRLP and the Company's trading portfolio and bear interest rates ranging from 7.0% to 9.0%. Margin borrowings totaled $44.0 million at June 30, 1997.

In August 1996, the Company consolidated its existing NRLP margin debt held by various brokerage firms into a single loan of $20.3 million. The loan is secured by the Company's NRLP units with a market value of at least 50% of the principal balance of the loan. As of June 30, 1997, 3,349,169 NRLP units with a market value of $64.0 million were pledged as security for such loan. In July, the lender advanced an additional $3.7 million, increasing the loan balance to $24.0 million.

NOTE 8.     ACQUISITION OF PIZZA WORLD SUPREME, INC.

In April 1996, a newly formed subsidiary of the Company purchased, for $10.7 million in cash, 80% of the common stock of PWSI, an entity which had acquired 26 operating pizza parlors in various communities in California's San Joaquin Valley. The Company accounted for such subsidiary under the equity method. See NOTE 5. "INVESTMENT IN EQUITY INVESTEES."

In May 1997, the Company purchased the remaining 20% of the common stock of PWSI for $5.0 million in unsecured promissory notes. The notes bear interest at 8% per annum, for three years and 10% per annum thereafter, require quarterly interest only payments of $100,000 and mature in May 2007. The Company now consolidates PWSI's operations.

NOTE 9.     INCOME TAXES

Financial statement income varies from taxable income principally due to the accounting for income and losses of investees, gains and losses from asset sales, depreciation on owned properties, amortization of discounts on notes receivable and payable and the difference in the allowance for estimated losses. The Company had no taxable income or provision for income taxes in the six months ended June 30, 1997, due to operating loss carryforwards.

NOTE 10.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In May, June and July 1997, the Company obtained a total of $8.0 million in mortgage loans from entities and trusts affiliated with the limited partner in a partnership that owns approximately 13.7% of the Company's outstanding shares of Common Stock.

NOTE 11.    COMMITMENTS AND CONTINGENCIES

Litigation. The Company is involved in various lawsuits arising in the ordinary course of business. In the opinion of the Company's management, the outcome of these lawsuits will not have a material impact on the Company's financial condition, results of operations or liquidity.

                          AMERICAN REALTY TRUST, INC.
         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS - CONTINUED




NOTE 12.    SUBSEQUENT EVENTS

In July 1997, the Company sold 3.9 acres of the Las Colinas I land in Las Colinas, Texas, for $1.6 million in cash. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net sales proceeds of $1.4 million, to paydown the term loan in exchange for that lender's release of its collateral interest in such land. The Company will record a gain of approximately $750,000 on such sale. The Company paid a real estate brokerage commission of $48,000 to Carmel Realty based on the $1.6 million sales price of the property.

In July 1997, the Company purchased Dowdy and McKinney Corners V land, which parcels are adjacent to the Company's other McKinney Corners land, and consists of a total of 175 acres of undeveloped land in Collin County, Texas, for $2.9 million. The Company obtained mortgage financing of $3.3 million as a sixth advance under the term loan from the Las Colinas I lender. The Dowdy land, McKinney Corners V land and McKinney Corners III land were added as additional collateral on the term loan. The Company paid a real estate brokerage commission of $173,000 to Carmel Realty based on the $2.9 million purchase price of the properties.

In July 1997, the Company purchased Perkins land, 645.4 acres of undeveloped land in Collin County, Texas, for $5.8 million. The Company paid $3.3 million in cash and assumed the existing mortgage of $2.5 million. The loan bears interest at 8.5% per annum, requires quarterly interest only payments of $53,000 and matures in March 2002. The Company paid a real estate brokerage commission of $224,000 to Carmel Realty based on the $5.8 million purchase price of the property.

In July 1997, the Company obtained a third mortgage loan of $2.0 million from the second mortgage lender on the Pin Oak land. The loan bears interest at 12% per annum compounded monthly and matures in December 1997. See NOTE 10. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

In July 1997, the Company purchased LBJ land, 10.4 acres of undeveloped land in Dallas County, Texas, for $2.3 million. The Company paid $300,000 in cash and obtained seller financing of the remaining $2.0 million of the purchase price. The loan bears interest at 13% per annum, with interest and principal payable at maturity in October 1997.

In July 1997, the Company purchased an additional 9% interest in Campbell Center Joint Venture, for $868,000 in cash, increasing to 36% the Company's interest in the Campbell Center Joint Venture.





                     [THIS SPACE INTENTIONALLY LEFT BLANK.]

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

American Realty Trust, Inc. (the "Company") was organized in 1961 to provide investors with a professionally managed, diversified portfolio of equity real estate and mortgage loan investments selected to provides opportunities for capital appreciation as well as current income.

Liquidity and Capital Resources

General. Cash and cash equivalents at June 30, 1997 aggregated $4.8 million, compared with $1.3 million at December 31, 1996. Although the Company anticipates that during the remainder of 1997 it will generate excess cash flow from operations, as discussed below, such excess cash is not expected to be sufficient to discharge all of the Company's debt obligations as they mature. The Company will therefore continue to rely on externally generated funds, including borrowings against its investments in various real estate entities, mortgage notes receivable, the sale or refinancing of properties and, to the extent available or necessary, borrowings from its advisor, which totaled $22.3 million at June 30, 1997, to meet its debt service obligations, pay taxes, interest and other non-property related expenses.

At December 31, 1996, notes payable totaling $36.0 million had either scheduled maturities or principal payments required during 1997. Through July 31, 1997, the Company has paid a total of $8.5 million of such debt and refinanced an additional $18.8 million. The Company intends to either pay off, extend the maturity dates or obtain alternate financing for the remaining $8.7 million of debt obligations that mature during the remainder of 1997. There can be no assurance, however, that these efforts to obtain alternative financing or debt extensions will be successful.

The Company expects an increase in cash flow from property operations during the remainder of 1997. Such increase is expected to be derived from operations of the Inn at the Mart, Kansas City Holiday Inn, Best Western Oceanside Hotel, Rosedale Towers Office Building and the Oak Tree Village Shopping Center. The Company also expects continued lot sales at its Texas residential subdivisions and substantial sales of its Las Colinas, Texas land and its Valley Ranch land to generate additional cash flow. See NOTE 4. "REAL ESTATE."

In January 1997, the Company sold 3.0 acres of the Las Colinas I Land in Las Colinas, Texas, for $1.2 million in cash. The Company recognized a gain of $697,000 on the sale.

In January 1997, the Company purchased Scout land, 546 acres of undeveloped land in Tarrant County, Texas, for $2.2 million. The Company paid $725,000 in cash and obtained mortgage financing for the remaining $1.5 million of the purchase price.

In October 1995, the Company purchased BP Las Colinas, a 92.6 acre parcel of partially developed land in Las Colinas, Texas. In February 1996, the Company entered into a contract to sell 72.5 acres of such parcel for $12.9 million. The contract called for the sale to close in two phases. In July 1996, the Company completed the first phase sale of 32.3 acres. In February 1997, the Company completed the second phase sale of 40.2 acres for $8.0 million, of which $7.2 million was paid in cash. Of the net sales proceeds of $6.9 million, $1.5 million was used to payoff the underlying debt secured by the BP Las Colinas parcel, pay a $500,000 maturity fee to the lender, make a $1.5 million principal paydown on the note secured by Parkfield land in Denver, Colorado with the same lender, and $1.0 million was applied as a principal paydown on the term loan secured by the Las Colinas I land parcel. In conjunction with the sale, the Company provided $800,000 in purchase money financing in the form of a six month unsecured loan. The Company recognized a gain of $3.4 million on such sale, deferring an additional $800,000 of gain until the unsecured loan is paid in full.

In March 1997, the Company purchased Katy Road land, 130.6 acres of undeveloped land in Harris County, Texas, for $5.6 million. The Company paid $1.6 million in cash with the seller providing purchase money financing of the remaining $4.0 million of the purchase price.

In April 1997, the Company purchased McKinney Corners I, 30.4 acres of undeveloped land in Collin County, Texas, for $3.5 million. The Company paid $1.0 million in cash and obtained mortgage financing for the remaining $2.5 million of the purchase price.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)



Liquidity and Capital Resources (Continued)

In April 1997, the Company purchased McKinney Corners II, 173.9 acres of undeveloped land in Collin County, Texas, for $5.7 million. The Company paid $700,000 in cash and obtained mortgage financing for the remaining $5.0 million of the purchase price as a fourth advance under the term loan from the Las Colinas I lender. The term loan was amended changing the required principal reduction payments to $500,000 in June, July, September and October 1997 and $1.0 million in August and November 1997. In April 1997, the Company sold 3.1 acres of the Las Colinas I land for $1.3 million in cash. The Company used $1.0 million of the net sales proceeds as a collateral escrow deposit in accordance with the provisions of the Valley Ranch land loan. The Company recognized a gain of $648,000 on the sale.

In May 1997, the Company purchased McKinney Corners III land, 15.5 acres undeveloped land in Collin County, Texas, for $896,000 in cash.

In May 1997, the Company purchased Lacy Longhorn land, 17.1 acres of undeveloped land in Farmers Branch, Texas, for $1.8 million. The Company paid $200,000 in cash and obtained seller financing of the remaining $1.6 million of the purchase price. The loan matures in October 1997.

In May 1997, the Company purchased Chase Oaks land, 60.5 acres of undeveloped land in Plano, Texas, for $4.2 million. The Company paid $200,000 in cash and obtained seller financing of the remaining $4.0 million of the purchase price.

In May 1997, the Company purchased the remaining 20% of Pizza World Supreme, Inc. ("PWSI"), for $5.0 million in unsecured promissory notes. See NOTE 8. "ACQUISITION OF PIZZA WORLD SUPREME, INC."

In May 1997, the Company purchased Pioneer Crossing land, 1,448 acres of undeveloped land in Austin, Texas, for $21.5 million. The Company paid $5.4 million in cash and obtained seller financing of the remaining $16.1 million of the purchase price.

In June 1997, the Company purchased Kamperman land, 129.6 acres of undeveloped land in Collin County, Texas, for $5.0 million in cash. The Company simultaneously closed on a sale of 99.7 acres for $4.5 million in cash. The Company recognized a $215,000 gain on the sale.

Also in June 1997, the Company purchased Keller land, 811.8 acres of undeveloped land in Tarrant County, Texas, for $6.3 million. The Company paid $2.3 million in cash and obtained mortgage financing for the remaining $4.0 million of the purchase price.

In June 1997, the Company purchased McKinney Corners IV land, 31.3 acres of undeveloped land in Collin County, Texas, for $2.4 million. The Company paid $400,000 in cash and obtained mortgage financing for the remaining $2.0 million of the purchase price, as a fifth advance under the term loan from the Las Colinas I lender.

Also in June 1997, the Company purchased Pantex land, 182.5 acres of undeveloped land in Collin County, Texas, for $5.4 million. The Company paid $900,000 in cash and obtained seller financing of the remaining $4.5 million of the purchase price.

In July 1997, the Company sold 3.9 acres of the Las Colinas I land in Las Colinas, Texas for $1.6 million in cash. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net proceeds of the sale, $1.4 million, to paydown the term loan in exchange for that lender's release of its collateral interest in such land. The Company will record a gain of approximately $750,000 on such sale.

In July 1997, the Company purchased Dowdy and McKinney Corners V land, which parcels are adjacent to the Company's other McKinney Corners land, and consists of a total of 175 acres of undeveloped land in Collin County, Texas, for $2.9 million. The

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)



Company obtained mortgage financing of $3.3 million as a sixth advance under the term loan from the Las Colinas I lender. The Dowdy land, McKinney Corners V land and McKinney Corners III land were added as additional collateral on the term loan.

Liquidity and Capital Resources (Continued)

In July 1997, the Company purchased Perkins land, 645.4 acres of undeveloped land in Collin County, Texas, for $5.8 million. The Company paid $3.3 million in cash and assumed the existing mortgage of $2.5 million.

In July 1997, the Company purchased LBJ land, 10.4 acres of undeveloped land in Dallas County, Texas, for $2.3 million. The Company paid $300,000 in cash and obtained seller financing of the remaining $2.0 million of the purchase price.

In 1991, the Company purchased all of the capital stock of a corporation which owned 198 developed residential lots in Fort Worth, Texas. Through December 31, 1996, 188 of the residential lots had been sold. During 1997, 4 additional lots were sold for an aggregate gain of $8,000. At June 30, 1997, 6 lots remained to be sold.

The Company expects that funds from existing cash resources, collections on mortgage notes receivable, sales or refinancing of real estate and/or mortgage notes receivable, and borrowings against its investments in marketable equity securities, mortgage notes receivable and to the extent available, borrowings from the Company's advisor, will be sufficient to meet the cash requirements associated with the Company's current and anticipated level of operations, maturing debt obligations and existing commitments. To the extent that financing sources are available, the Company will continue to make investments in real estate, primarily investments in partially developed and/or undeveloped land, continue making additional investments in real estate entities and marketable equity securities and fund or acquire mortgage notes.

Notes Receivable. The Company has received $5.3 million in principal payments on its notes receivable in the six months ended June 30, 1997.

The borrower on a $1.7 million mortgage note receivable secured by land in Osceola, Florida failed to pay the note on its November 1, 1993 maturity. The Company instituted foreclosure proceedings and was awarded a summary judgment in January 1994. During 1994 and 1995, the borrower paid the Company a total of $270,000 in nonrefundable fees to delay foreclosure of the property until April 24, 1995. On April 25, 1995, the borrower filed for bankruptcy protection. On August 26, 1996, the bankruptcy court's stay was lifted allowing the Company to proceed with foreclosure. In February 1997, the Company sold its mortgage note receivable for $1.8 million in cash. The Company recognized a gain of $171,000 on the sale.

In December 1996, the Company and the borrower on a $3.7 million note receivable secured by an apartment complex in Merrillville, Indiana agreed to an extension of the note's maturity to December 2000. In May 1997, the Company received $3.7 million plus accrued but unpaid interest in full payment of the loan. See NOTE 3. "NOTES AND INTEREST RECEIVABLE."

Loans Payable. In May 1997, the Company financed 10.6 acres of the BP Las Colinas land for $3.1 million. The note matures in November 1997.

In May 1997, the Company obtained a second mortgage of $3.0 million on the Pin Oak land. The note matures in October 1997.

In June 1997, the Company obtained a second mortgage of $3.0 million on the Lewisville land. The loan matures in December 1997.

In June 1997, the Company refinanced the Valwood land for $15.8 million. The note matures in June 1998. The Company received net cash of $4.9 million after the payoff of the existing $6.2 million Valwood land loan, an additional $3.0 million being applied to payoff the Jefferies land loan and $1.4 million being applied to paydown the Las Colinas land loan.

In July 1997, the Company obtained a third mortgage of $2.0 million on the Pin Oak land. The note matures in December 1997.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)




Margin debt. The Company has margin arrangements with various brokerage firms which provide for borrowing up to 50% of the market value of the Company's marketable equity securities. The borrowing under such margin arrangements are secured

Liquidity and Capital Resources (Continued)

by equity securities of the REITs, NRLP and the Company's trading portfolio and bear interest rates ranging from 7.0% to 9.0%. Margin borrowing totaled $44.0 million at June 30, 1997.

In August 1996, the Company consolidated its existing NRLP margin debt held by the various brokerage firms into a single loan of $20.3 million. The loan is secured by the Company's NRLP units with a market value of at least 50% of the principal balance of the loan. As of June 30, 1997, 3,349,169 NRLP units with a market value of $64.0 million were pledged as security for such loans. In July 1997, the lender advanced an additional $3.7 million, increasing the loan balance to $24.0 million.

Equity Investments. During the fourth quarter of 1988, the Company began purchasing shares of various real estate investment trusts having the same advisor as the Company, and units of limited partner interest in National Realty, L.P. ("NRLP"). It is anticipated that additional equity securities of NRLP and the REITs, Continental Mortgage and Equity Trust ("CMET"), Income Opportunity Realty Investors, Inc. ("IORI") and Transcontinental Realty Investors, Inc. ("TCI"), will be acquired in the future through open-market and negotiated transactions to the extent the Company's liquidity permits.

Equity securities of the REITs and NRLP held by the Company may be deemed to be "restricted securities" under Rule 144 of the Securities Act of 1933 ("Securities Act"). Accordingly, the Company may be unable to sell such equity securities other than in a registered public offering or pursuant to an exemption under the Securities Act for a period of one year after they are acquired. Such restrictions may reduce the Company's ability to realize the full fair market value of such investments if the Company attempted to dispose of such securities in a short period of time.

The Company's cash flow from these investments is dependent on the ability of each of the entities to make distributions. CMET and IORI have paid regular quarterly distributions since the first quarter of 1993, NRLP since the fourth quarter of 1993 and TCI since the fourth quarter of 1995. The Company received distributions totaling $1.3 million in the first six months of 1997 from the REITs and NRLP.

The Company's management reviews the carrying values of the Company's properties and mortgage notes receivable at least annually and whenever events or a change in circumstances indicate that impairment may exist. Impairment is considered to exist if, in the case of a property, the future cash flow from the property (undiscounted and without interest) is less than the carrying amount of the property. For notes receivable impairment is considered to exist if it is probable that all amounts due under the terms of the note will not be collected. In those instances where impairment is found to exist, a provision for loss is recorded by a charge against earnings. The Company's mortgage note receivable review includes an evaluation of the collateral property securing such note. The property review generally includes selective property inspections, a review of the property's current rents compared to market rents, a review of the property's expenses, a review of maintenance requirements, a review of the property's cash flow, discussions with the manager of the property and a review of properties in the surrounding area.

Commitments and Contingencies

In January 1995, NRLP, Syntek Asset Management, L.P. ("SAMLP") and the NRLP oversight committee and William H. Elliott executed an Implementation Agreement which provides for the nomination of a successor general partner to succeed SAMLP as general partner of NRLP and National Operating, L.P. ("NOLP"), the operating partnership of NRLP and for the resolution of all related matters under the 1990 settlement of a class action lawsuit. On February 20, 1996, the parties to the Implementation Agreement executed an Amended and Restated Implementation Agreement.

Provided that the successor general partner is elected pursuant to the terms of the Amended and Restated Implementation Agreement, SAMLP shall receive $12,471,500 from the Partnership. This amount represents a compromise settlement of the

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)



net amounts owed by the Partnership to SAMLP upon SAMLP's withdrawal as general partner and any amounts which SAMLP and its affiliates may owe to the Partnership. This amount shall be paid to SAMLP pursuant to a promissory note in accordance with the terms set forth in the Amended and Restated Implementation Agreement.

Commitments and Contingencies (Continued)

 In September 1996, the Judge appointed to supervise the class action settlement (the "Supervising Judge") entered an order granting tentative approval of the Amended and Restated Implementation Agreement and the form of notice to be sent to the original class members. However, the order reserved jurisdiction to determine other matters which must be resolved prior to final approval. Upon final approval by the Supervising Judge, the proposal to elect the successor general partner will be submitted to the NRLP's unitholders for a vote. In addition, the unitholders will vote upon amendments to the NRLP's Partnership Agreement which relate to the proposed compensation of the successor general partner and other related matters.

Upon approval by NRLP's unitholders, SAMLP shall withdraw as General Partner and the successor general partner shall take office. If the required approvals are obtained, it is anticipated that the successor general partner will be elected and take office during the fourth quarter of 1996.

The Amended and Restated Implementation Agreement provides that SAMLP, and its affiliates owning units in NRLP shall not vote to remove the successor general partner, except for removal with cause, for a period of 36 months from the date the successor general partner takes office.

Upon election and taking office of the successor general partner, the class action settlement and the NRLP oversight committee shall be terminated. If the successor general partner is not elected, the existing class action settlement shall remain in full force and effect and all of the provisions of the Amended and Restated Implementation Agreement shall be voided, including the compromise settlement of amounts owed by SAMLP and NRLP to each other. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P."

In April 1995, the Company's Board of Directors approved the Company's entering into a comfort and indemnification letter whereby the Company would agree to indemnify Mr. Elliott and any entity controlled by Mr. Elliott which is elected to serve as the successor general partner of NRLP and NOLP. Such indemnification will stand behind any indemnification to which Mr. Elliott or any entity controlled by Mr. Elliott may be entitled to under the NRLP partnership agreement.

Results of Operations

For the three months ended June 30, 1997, the Company reported net income of $2.5 million, compared to a net loss of $2.1 million for the three months ended June 30, 1996. For the six months ended June 30, 1997, the Company reported net income of $2.8 million compared with a net loss of $2.4 million for the six months ended June 30, 1996. The primary factors contributing to the Company's operating results are discussed in the following paragraphs.

Sales and cost of sales for the three and six months ended June 30, 1997 relate to the operations of PWSI. See NOTE 8. "ACQUISITION OF PIZZA WORLD SUPREME, INC."

Rents increased from $4.1 million and $9.4 million for the three and six months ended June 30, 1996 to $5.0 million and $10.9 million for the three and six months ended June 30, 1997. The increases are principally due to increased rents at the Company's commercial properties and increased rents and occupancy at the Company's hotels. One of the Company's hotels, the Best Western Oceanside was purchased in December 1996.

Interest income from mortgage notes receivable of $1.2 million and $2.3 million for the three and six months ended June 30, 1997 approximated the $1.2 million and $2.3 million for the three and six months ended June 30, 1996. Interest income for the remainder of 1997 is expected to be less than in the first six months of 1997 due to a note payoff in May 1997.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)




Results of Operations (Continued)

 Other income increased from $127,000 and $469,000 for the three and six months ended June 30, 1996 to $1.3 million and $1.8 million for the three and six months ended June 30, 1997. The increases are primarily due to a $34,000 increase and a $821,000 decrease in realized losses incurred on the sale of trading portfolio securities and a $946,000 and a $673,000 increase in unrealized gains on trading portfolio securities.

Property operating expenses increased from $3.9 million and $7.6 million for the three and six months ended June 30, 1996 to $4.0 million and $8.5 million for the three and six months ended June 30, 1997. The increases are primarily due to the acquisition of the Best Western Oceanside Hotel in 1996 and taxes and property maintenance on the Company's land parcels.

Interest expense increased from $3.3 million and $6.4 million for the three and six months ended June 30, 1996 to $6.9 million and $12.0 million for the three and six months ended June 30, 1997. The increases are primarily due to the debt incurred related to the acquisition of 14 parcels of land and the Best Western Oceanside Hotel subsequent to June 1996. These increases were offset in part by a decrease of $969,000 due to the sale of 40.2 acres of the BP Las Colinas land in February 1997. Interest expense is expected to increase as the Company continues to acquire properties on a leveraged basis.

Advisory and mortgage servicing fees increased from $381,000 and $701,000 for the three and six months ended June 30, 1996 to $585,000 and $1.0 million for the three and six months ended June 30, 1997. The increases are primarily attributable to the increase in the Company's gross assets, the basis for such fee. Such fee is expected to increase as the Company acquires additional properties.

Depreciation and amortization expense increased from $453,00 and $890,000 for the three and six months ended June 30, 1996 to the $600,000 and $1.1 million for the three and six months ended June 30, 1997. The increases are primarily due to the purchase of Best Western Oceanside Hotel in December 1996. Depreciation and amortization for the remainder of 1997 is expected to be higher than in the first six months of 1997 due to the May 1997 acquisition of PWSI.

General and administrative expenses increased from $595,000 and $1.2 million for the three and six months ended June 30, 1996 to $1.6 million and $2.3 million for the three and six months ended June 30, 1997. The increase is primarily attributable to legal fees and travel expenses incurred in 1997 relating to pending acquisitions and refinancings, increases in advisor cost reimbursements, and the general and administrative expenses of PWSI. See NOTE
8. "ACQUISITION OF PIZZA WORLD SUPREME, INC."

Incentive compensation for the six months ended June 30, 1997 was $299,000. Incentive compensation relates to the sale of Porticos Apartments. See NOTE 4. "REAL ESTATE."

Equity in income of investees improved from a loss of $1.5 million and $2.4 million for the three and six months ended June 30, 1996 to income of $5.0 million and $5.2 million for the three and six months ended June 30, 1997. The increases in equity income are attributable in part to an increase in the combined operating income of REITs and NRLP. Such improvement is generally attributable to improved occupancy and increased rental rates. The remainder of the increase is due to gains on sale of real estate in the REITs. See NOTE
5. "INVESTMENT IN EQUITY INVESTEES."

Gains on sale of real estate were $3.9 million and $8.1 million for the three and six months ended June 30, 1997 compared to $2.3 million and $4.5 million for the three and six months ended June 30, 1996. In June 1997, the Company recognized a previously deferred gain of $3.0 million on the sale of Porticos Apartments and a $216,000 gain on the sale of Kamperman land. In April 1997, a gain of $668,000 on the sale of 3.1 acres of Las Colinas land. In February 1997, a gain of $3.4 million on the sale of 40.2 acres of BP Las Colinas land, a gain of $171,000 on the sale of Osceola land and a gain of $676,000 on the sale of 3.0 acres of Las Colinas I land. See NOTE 3. "NOTES AND INTEREST RECEIVABLE" and NOTE 4. "REAL ESTATE."

For the three months ended June 30, 1996, the Company recognized a $538,000 gain on the sale of 2.3 acres of Las Colinas land, a $44,000 gain on the sale of a parcel of land in Midland, Michigan and a $10,000 gain on the sale of eight residential lots. The first six months of 1996 includes an additional $538,000 gain on the sale of another 2.3 acres of land in Las Colinas, Texas.

Environmental Matters

Under various federal, state and local environmental laws, ordinances and regulations, the Company may be potentially liable for removal or remediation costs, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property) where property-level managers have arranged for the removal, disposal or treatment of hazardous or toxic substances. In addition, certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from the Company for personal injury associated with such materials.

The Company's management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on the Company's business, assets or results of operations.

Inflation

The effects of inflation on the Company's operations are not quantifiable. Revenues from property operations fluctuate proportionately with inflationary increases and decreases in housing costs. Fluctuations in the rate of inflation also affect the sales values of properties and, correspondingly, the ultimate gains to be realized by the Company from property sales.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO
MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING
OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN
OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST
NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE
COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY
SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE
ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE
AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A
SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN
THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A
SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY
CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS
UNLAWFUL.

                         ----------------------------

                               TABLE OF CONTENTS


                                                        PAGE
                                                        ----
Available Information . . . . . . . . . . . . . . . . . .  2
Incorporation of Certain Information
     by Reference . . . . . . . . . . . . . . . . . . . .  3
Ratio of Earnings to Fixed Charges  . . . . . . . . . . .  5
Use of Proceeds . . . . . . . . . . . . . . . . . . . . .  5
The Company . . . . . . . . . . . . . . . . . . . . . . .  5
The Business of the Company . . . . . . . . . . . . . . .  6
Selected Financial Data . . . . . . . . . . . . . . . .   33
Management's Discussion and Analysis
     of Financial Condition and Results
     of Operations  . . . . . . . . . . . . . . . . . .   35
Acquisition Terms . . . . . . . . . . . . . . . . . . .   45
Description of the Capital Stock  . . . . . . . . . . .   45
Plan of Distribution  . . . . . . . . . . . . . . . . .   49
Legal Matters . . . . . . . . . . . . . . . . . . . . .   49
Experts . . . . . . . . . . . . . . . . . . . . . . . .   49
Index to Consolidated Financial
     Statements . . . . . . . . . . . . . . . . . . . .  F-1
Report of Independent Accountants . . . . . . . . . . .  F-2
Consolidated Balance Sheets, December 31, 1996
     and 1995 . . . . . . . . . . . . . . . . . . . . .  F-3
Consolidated Statements of Operations, Three Years
     Ended December 31, 1996, 1995 and 1994 . . . . . .  F-5
Consolidated Statements of Stockholders' Equity,
     Years Ended December 31, 1996, 1995 and 1994 . . .  F-6
Consolidated Statements of Cash Flows, Three Years
     Ended December 31, 1996, 1995 and 1994 . . . . . .  F-7
Notes to Consolidated Financial Statements  . . . . .   F-10
Consolidated Balance Sheets, June 30, 1997
     and December 31, 1996  . . . . . . . . . . . . .   F-31
Consolidated Statements of Operations, Three and Six
     Months Ended June 30, 1997 and 1996  . . . . . .   F-33
Consolidated Statements of Stockholders' Equity,
     Six Months Ended June 30, 1997 . . . . . . . . .   F-34
Consolidated Statements of Cash Flows, Six Months
     Ended June 30, 1997 and 1996 . . . . . . . . . .   F-35
Notes to Consolidated Interim Financial Statements  .   F-37


                                PREFERRED STOCK

                                 COMMON STOCK

                          AMERICAN REALTY TRUST, INC.

                                ---------------


                                  PROSPECTUS

                                ---------------


                              SEPTEMBER __, 1997